                                PROXY STATEMENT

INTRODUCTION


    This Proxy Statement is being furnished to the stockholders of The Randers Killam Group Inc., a Delaware corporation (the "Company" or "Randers/Killam"), in connection with the solicitation by its Board of Directors (the "Board" or the "Board of Directors") of proxies to be used at a Special Meeting of
stockholders to be held on          , 2000, at 10:00 a.m., local time, at the
offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454, and at any adjournment or adjournments thereof (the "Special Meeting"). The Board of Directors has fixed the close of business on February 14, 2000 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.


    The Special Meeting has been called to consider and vote on a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. Pursuant to the Merger Agreement, RK Acquisition Corporation (the "Merger Sub"), a newly-formed Delaware corporation, will be merged with and into Randers/Killam (the "Merger"), with Randers/Killam being the surviving corporation (the "Surviving Corporation"). Randers/ Killam is an indirect majority-owned subsidiary and the Merger Sub is a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"). The Merger Sub was organized by Thermo Electron solely to facilitate the Merger.

    In the Merger, each outstanding share of common stock, $.0001 par value, of Randers/Killam (the "Common Stock") (other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by Randers/Killam in treasury and shares held by Thermo TerraTech Inc. ("Thermo TerraTech") and Thermo Electron) will be canceled and converted automatically into the right to receive $4.50 in cash, payable to the holder thereof, without interest. See "THE MERGER." On August 6, 1998, the last trading day on which the Common Stock traded prior to the date Thermo Electron first publicly announced a proposal to take Randers/Killam private (with no price having been determined and, accordingly, no financial terms announced as of that date), the closing price per share of Common Stock reported in the consolidated transaction reporting system was $2.1875. On October 12, 1999, the last day on which trading in the Common Stock occurred prior to the public announcement of the terms of the proposed Merger, the closing price per share of Common Stock reported in the consolidated transaction reporting system was
$3.625. On          , 2000, the last trading day prior to the printing of this
Proxy Statement, the closing price per share of Common Stock was $      .

    The directors and officers of Randers/Killam immediately prior to the Merger shall be the initial directors and officers of the Surviving Corporation; however, Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Electron's management after the Merger. All options to purchase Common Stock immediately prior to the Merger shall be assumed by Thermo Electron and converted into options to purchase the common stock, $1.00 par value, of Thermo Electron. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron."


    Under Delaware law, adoption of the Merger Agreement at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Thermo TerraTech, which owns approximately 95% of the outstanding Common Stock, and Thermo Electron, which owns approximately 1% of the outstanding Common Stock, have agreed to vote their shares in favor of the Merger Agreement, thus assuring that the Merger will be adopted. In addition, the Company's executive officers and directors have expressed their intention to vote to adopt the Merger Agreement. One former director of the Company, Mr. Thomas R. Eurich, voted against adoption of the Merger Agreement. Mr. Eurich resigned from the Company's Board of Directors in connection with the sale of the Company's Randers division to a corporation partially owned and managed by Mr. Eurich. Also in connection with such sale, Mr. Eurich agreed to vote his shares in favor of the Merger Agreement. See "SPECIAL FACTORS--Background of the Merger" and "--Thermo Electron Reorganization."

    The Board of Directors recommends that stockholders vote "FOR" adoption of the Merger Agreement. In considering the recommendation of the Board of Directors with respect to the Merger, stockholders other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron (the "Public Stockholders"), should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS--Conflicts of Interest."

    Stockholders should read and consider carefully the information contained in this Proxy Statement. The consummation of the Merger is subject to certain conditions. Accordingly, even if the stockholders adopt the Merger, there can be no assurance that the Merger will be consummated. This Proxy Statement, the Notice of Special Meeting and the enclosed Proxy Card are first being mailed to
stockholders of the Company on or about          , 2000.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER......................      6

SUMMARY.....................................................      9

  Date, Time and Place of the Special Meeting...............      9

  Purpose of the Special Meeting............................      9

  Record Date and Quorum....................................      9

  Vote Required and Revocation of Proxies...................      9

  Parties to the Merger.....................................     10

  The Merger................................................     11

  Effective Time of the Merger and Payment for Shares.......     11

  Assumption of Randers/Killam Stock Options by Thermo
    Electron................................................     12

  The Special Committee's and the Board's Recommendation....     12

  Opinion of Adams, Harkness & Hill.........................     13

  Purpose and Reasons of Thermo Electron for the Merger.....     13

  Position of Thermo Electron as to Fairness of the
    Merger..................................................     14

  Conflicts of Interest.....................................     15

  Certain Effects of the Merger.............................     16

  Conditions to the Merger, Termination and Expenses........     17

  Federal Income Tax Consequences...........................     18

  Rights of Dissenting Stockholders.........................     18

  Accounting Treatment......................................     18

  Market Prices of Common Stock and Dividends...............     19

SPECIAL FACTORS.............................................     20

  Background of the Merger..................................     20

  Thermo Electron Reorganization............................     28

  The Special Committee's and the Board's Recommendation....     29

  Opinion of Adams, Harkness & Hill.........................     33

  Purpose and Reasons of Thermo Electron for the Merger.....     40

  Position of Thermo Electron as to Fairness of the
    Merger..................................................     41

  Conflicts of Interest.....................................     42

  Certain Effects of the Merger.............................     44

  Conduct of Randers/Killam's Business After the Merger.....     45

  Conduct of the Business of the Company if the Merger is
    Not Consummated.........................................     45

THE SPECIAL MEETING.........................................     46

  Proxy Solicitation........................................     46

  Record Date and Quorum Requirement........................     46

  Voting Procedures.........................................     46

  Voting and Revocation of Proxies..........................     47

  Effective Time............................................     47

THE MERGER..................................................     48

  Conversion of Securities..................................     48

  Assumption of Randers/Killam Stock Options by Thermo
    Electron................................................     49

  Deferred Compensation Plan for Directors..................     49

  Transfer of Shares........................................     49

  Conditions................................................     49

  Representations and Warranties............................     50

  Covenants.................................................     51

  Indemnification and Insurance.............................     51

  Termination, Amendment and Waiver.........................     52

  Source of Funds...........................................     53

  Expenses..................................................     53

  Accounting Treatment......................................     53

  Regulatory Approvals......................................     53

RIGHTS OF DISSENTING STOCKHOLDERS...........................     54

FEDERAL INCOME TAX CONSEQUENCES.............................     56

BUSINESS OF THE COMPANY.....................................     57

SELECTED FINANCIAL INFORMATION AND RATIO OF EARNINGS (LOSS)
  TO FIXED CHARGES..........................................     60

MANAGEMENT..................................................     61

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................     63

  Principal Stockholder.....................................     63

  Management................................................     63

CERTAIN TRANSACTIONS........................................     65

CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO
  TERRATECH AND THERMO ELECTRON.............................     68

  Thermo TerraTech..........................................     68

  Thermo Electron...........................................     70

  The Merger Sub............................................     75

INDEPENDENT PUBLIC ACCOUNTANTS..............................     76

STOCKHOLDER PROPOSALS.......................................     76

ADDITIONAL INFORMATION......................................     76

AVAILABLE INFORMATION.......................................     76

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     77

                              APPENDICES

APPENDIX A--Agreement and Plan of Merger....................    A-1

APPENDIX B--Opinion of Adams, Harkness & Hill, Inc..........    B-1

APPENDIX C--Text of Section 262 of the General Corporation
  Law of the State of Delaware..............................    C-1

APPENDIX D--Information Concerning Transactions in the
  Common Stock of the Company...............................    D-1

APPENDIX E--Annual Report on Form 10-K of Randers/Killam for
  the Fiscal Year Ended April 3, 1999.......................    E-1

APPENDIX F--Amendment No. 1 on Form 10-K/A to Annual Report
  on Form 10-K of Randers/Killam for the Fiscal Year Ended
  April 3, 1999.............................................    F-1

APPENDIX G--Quarterly Report on Form 10-Q of Randers/Killam
  for the Quarter Ended January 1, 2000.....................    G-1

APPENDIX H--Current Report on Form 8-K of Randers/Killam
  Regarding the Sale of the Randers Division................    H-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

1.  WHEN AND WHERE IS THE RANDERS/KILLAM SPECIAL MEETING?

    The Randers/Killam Special Meeting will take place on       ,       , 2000,
at 10:00 a.m., local time, at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

2.  WHAT PROPOSALS ARE RANDERS/KILLAM STOCKHOLDERS VOTING ON?

    Randers/Killam stockholders are being asked to adopt the Merger Agreement. The Merger Agreement provides that a wholly owned subsidiary of Thermo Electron will merge with and into Randers/ Killam and, as a result, Thermo Electron will own all of the outstanding Common Stock of Randers/ Killam.

3.  WHAT WILL RANDERS/KILLAM STOCKHOLDERS RECEIVE IN THE MERGER?

    In the Merger, Randers/Killam stockholders will receive $4.50 in cash per share of Common Stock. The amount of cash consideration to be paid to Randers/Killam stockholders will equal approximately $4.8 million in the aggregate.

    On August 6, 1998, the last trading day on which the Common Stock traded prior to the date Thermo Electron first publicly announced the proposal to take Randers/Killam private (no price having been determined as of that date, and, accordingly, no financial terms announced as of that date), the closing price per share of Common Stock reported in the consolidated transaction reporting system was $2.1875. On October 12, 1999, the last day prior to the public announcement of the terms of the proposed Merger on which trading in the Common Stock occurred, the closing price per share of Common Stock reported in the
consolidated transaction reporting system was $3.625. On          , 2000, the
last trading day prior to the printing of this Proxy Statement, the closing price per share of Common Stock reported in the consolidated transaction
reporting system was $      .

4.  WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

    For federal income tax purposes, each stockholder's receipt of $4.50 per share in the Merger will be treated as a taxable sale of the holder's Common Stock. Each stockholder's gain or loss per share will equal the difference between $4.50 and the stockholder's basis in the share of Common Stock. Randers/Killam stockholders should consult their tax advisors for a full understanding of the tax consequences of the Merger. No gain or loss for federal income tax purposes will be recognized by Randers/Killam, Thermo TerraTech, Thermo Electron or the Merger Sub by reason of the Merger.

5. WHY IS RANDERS/KILLAM'S BOARD OF DIRECTORS RECOMMENDING ADOPTION OF THE MERGER AGREEMENT?

    Randers/Killam's Board of Directors believes, based on the recommendation of its Special Committee, that the proposed transaction is fair to and in the best interests of Randers/Killam and its stockholders other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron.

6.  WHAT RIGHTS DO STOCKHOLDERS HAVE IF THEY OPPOSE THE MERGER?

    Stockholders who wish to dissent from the Merger may seek appraisal of the fair value of their shares, but only if they strictly comply with all of the
procedures under Delaware law that are summarized on pages [     ] of this Proxy
Statement.

7.  WHAT STOCKHOLDER VOTE IS REQUIRED TO ADOPT THE MERGER AGREEMENT?

    Under Delaware law, a majority of the outstanding shares of Common Stock entitled to vote must adopt the Merger Agreement. Thermo TerraTech and Thermo Electron, which collectively own approximately 96% of the outstanding Common Stock, have agreed to vote in favor of adoption of the Merger Agreement. Accordingly, the stockholder vote adopting the Merger Agreement is assured.

8. WHAT HAPPENS IF I DO NOT INSTRUCT A BROKER HOLDING MY SHARES AS TO HOW TO VOTE THEM OR I ABSTAIN FROM VOTING?

    If your shares are held by a broker as nominee, your broker will not be able to vote your shares without instructions from you. If your broker is unable to vote your shares or if you abstain, it will have the effect of voting against adoption of the Merger Agreement under Delaware law; however, as indicated above, Thermo TerraTech and Thermo Electron own sufficient shares to satisfy the Delaware law voting requirement.

9.  WHO IS ENTITLED TO VOTE?


    Holders of record of Common Stock at the close of business on February 14, 2000, the record date for the Special Meeting, are entitled to vote at the Special Meeting.


10. WHEN IS THE MERGER EXPECTED TO BE COMPLETED?


    We are working to complete all aspects of the Merger as quickly as possible. If adopted by the stockholders, we currently expect the Merger to be completed in April 2000.


11. WHAT DO I NEED TO DO NOW?

    After you have carefully read this Proxy Statement, please complete, sign and mail your Proxy Card in the enclosed return envelope as soon as possible. That way, your shares can be represented at the Special Meeting. If your shares are held by a broker as nominee, you should receive a Proxy Card from your broker.

    Randers/Killam stockholders must return their Proxy Cards before the Special Meeting or attend the Special Meeting in person in order for their votes to be counted at the Special Meeting.

12. CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY CARD?

    You may change your vote at any time before the vote takes place at the Special Meeting. To do so, you can attend the Special Meeting and vote in person, complete and send a new Proxy Card with a later date or send a written notice stating you would like to revoke your proxy. The notice should be sent to: The Randers Killam Group Inc., c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, Attention: Corporate Secretary.

13. SHOULD I SEND IN MY RANDERS/KILLAM STOCK CERTIFICATES NOW?

    No. You should continue to hold your certificates for Common Stock. If the Merger is completed, you will receive a package containing instructions on how to exchange your shares of Common Stock for cash.

14. WHAT WILL HAPPEN TO THE OUTSTANDING RANDERS/KILLAM STOCK OPTIONS?

    Options to purchase Common Stock outstanding on the effective date of the Merger, whether or not the options are then exercisable, will be assumed by Thermo Electron and converted into options to purchase the common stock of Thermo Electron. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron."

15. WHO SHOULD I CALL IF I HAVE ANY ADDITIONAL QUESTIONS?

    You should call Randers/Killam Investor Relations at (781) 622-1111.

16. WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

    We are not aware of any other matters to be voted on at the Special Meeting. If you are voting by proxy, however, we ask that you give the proxies listed in the Proxy Card the power to act in their discretion upon any other matters that may come before the Special Meeting.

                                    SUMMARY

    The following is a summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Stockholders should read this Proxy Statement and its appendices in their entirety before voting.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    The Special Meeting of stockholders of The Randers Killam Group Inc., a Delaware corporation (the "Company" or "Randers/Killam"), will be held on
      ,       , 2000, at 10:00 a.m., local time, at the offices of Thermo
Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.

PURPOSE OF THE SPECIAL MEETING

    At the Special Meeting, the stockholders of the Company will consider and vote on a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement"), which is attached to this Proxy Statement as Appendix A. The Merger Agreement provides that RK Acquisition Corporation (the "Merger Sub"), a newly-formed Delaware corporation that is a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), would merge with and into Randers/Killam (the "Merger"). Randers/Killam would be the surviving corporation (the "Surviving Corporation") in the Merger, and each outstanding share of common stock, $.0001 par value, of Randers/Killam (the "Common Stock"), other than shares held by stockholders who are entitled to and who have perfected their Dissenters' Rights (as defined below), shares held by Randers/Killam in treasury and shares held by Thermo TerraTech Inc., a Delaware corporation ("Thermo TerraTech") and Thermo Electron, will be converted automatically into the right to receive $4.50 in cash, payable to the holders thereof, without interest (the "Cash Merger Consideration"). See "THE MERGER."

RECORD DATE AND QUORUM


    The close of business on February 14, 2000 is the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record Date, there were 25,437,719 shares of Common Stock outstanding. The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions will be counted as shares present and entitled to vote for purposes of determining whether a quorum exists. If you hold your shares of Common Stock through a broker, bank or other nominee, generally the nominee may only vote the Common Stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on certain matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority with respect to the proposal to adopt the Merger Agreement. If a nominee cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are also counted as present or represented at the Special Meeting for purposes of determining whether a quorum exists. See "THE SPECIAL MEETING--Record Date and Quorum Requirement."


VOTE REQUIRED AND REVOCATION OF PROXIES

    Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must adopt the Merger. For the purposes of this vote, a failure to vote, a vote to abstain and a broker non-vote will have the same legal effect as a vote cast against adoption of the Merger Agreement. Thermo TerraTech, which owns approximately 95% of the outstanding Common

Stock, and Thermo Electron, which owns approximately 1% of the outstanding Common Stock, own enough shares of Common Stock to adopt the Merger under Delaware law without the vote of any other holders of Common Stock and have agreed to vote their shares in favor of the Merger Agreement. See "THE SPECIAL MEETING--Voting Procedures."

    A stockholder who returns a proxy may revoke it at any time before the stockholder's shares are voted at the Special Meeting. The proxy may be revoked by written notice to the Secretary of the Company received prior to the Special Meeting, by executing and returning a later-dated proxy or by voting by ballot at the Special Meeting. See "THE SPECIAL MEETING--Voting and Revocation of Proxies."

    If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that proxy will be voted "FOR" the adoption of the proposed Merger Agreement.

    The Board of Directors of the Company (the "Board" or the "Board of Directors") is not aware of any other matters to be voted on at the Special Meeting. If any other matters properly come before the Special Meeting, including a motion to adjourn the Special Meeting for the purpose of soliciting additional proxies, the persons named on the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" approval of the Merger Agreement will not be used to vote "FOR" adjournment of the Special Meeting for the purpose of allowing additional time for soliciting additional votes "FOR" the Merger Agreement. See "THE SPECIAL MEETING--Voting Procedures."

PARTIES TO THE MERGER

    THE COMPANY


    Randers/Killam provides comprehensive engineering and outsourcing services and operates in three segments: Water and Wastewater Treatment, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients including municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's Killam subsidiaries comprise the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's BAC
Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides transportation planning and design services. The Infrastructure Engineering segment, comprised of CarlanKillam Consulting
Group, Inc., provides transportation and environmental consulting, professional engineering, and architectural services.



    The Company's Process Engineering and Construction business was sold on January 28, 2000. In addition, Thermo Electron has proposed the sale of the remainder of the Company's businesses, as part of a comprehensive corporate reorganization announced on January 31, 2000. See "SPECIAL FACTORS--Thermo Electron Reorganization."


    The principal executive offices of the Company are located at 27 Bleeker Street, Millburn, New Jersey 07041, and its telephone number is (973) 912-2505. See "BUSINESS OF THE COMPANY."

    THE MERGER SUB

    The Merger Sub is a newly-formed Delaware corporation organized at the direction of Thermo Electron for the sole purpose of effecting the Merger and has not conducted any prior business.

    The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON."

    THERMO ELECTRON

    Thermo Electron and its subsidiaries develop, manufacture and market monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, industrial process equipment; and other specialized products. Thermo Electron also provides a range of services including industrial outsourcing, particularly in environmental-liability management, laboratory analysis and metallurgical processing, and conducts advanced-technology research and development. Thermo Electron performs its business through wholly owned subsidiaries and divisions, as well as majority-owned subsidiaries that are partially owned by the public or private investors.


    On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries, including the Company. As part of this reorganization, Thermo Electron plans to acquire the public minority interests in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on their respective core businesses. See "SPECIAL FACTORS--Thermo Electron Reorganization."


    The principal executive offices of Thermo Electron are located at 81 Wyman Street, Waltham, Massachusetts 02454-9046, and its telephone number is
(781) 622-1000. See "CERTAIN INFORMATION CONCERNING THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON."

THE MERGER

    The Merger Agreement provides that, subject to satisfaction of certain conditions, the Merger Sub will be merged with and into Randers/Killam, and that following the Merger, the separate existence of the Merger Sub will cease and Randers/Killam will continue as the Surviving Corporation. At the effective time of the Merger, which shall be the date and time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") (and the date on which the Effective Time occurs being the "Effective Date"), and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Common Stock (other than shares as to which Dissenters' Rights (as defined below) are properly perfected and not withdrawn, shares held by Randers/Killam in treasury and shares held by Thermo TerraTech and Thermo Electron) will, by virtue of the Merger, be canceled and converted into the right to receive the Cash Merger Consideration. As a result of the Merger, Randers/Killam's Common Stock will no longer be publicly traded and will be 100% owned by Thermo Electron. The aggregate consideration payable in the Merger, assuming no Dissenters' Rights (as defined below) are exercised, is approximately $4.8 million. See "THE MERGER."

EFFECTIVE TIME OF THE MERGER AND PAYMENT FOR SHARES

    The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to adoption of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. See "--Conditions to the Merger, Termination and Expenses" and "THE MERGER--Conditions." Detailed instructions with regard to the surrender of stock certificates, together with a letter of transmittal, will be forwarded to stockholders by the Company's transfer agent, First Union National Bank of North Carolina (the "Payment Agent"), promptly following the Effective Time. Stockholders should not submit their stock certificates to the Payment Agent until they have received such materials. The Payment Agent will send payment of the Cash Merger Consideration to stockholders as promptly as practicable following receipt by the Payment Agent of their stock certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of stock certificates. See "THE MERGER--Conversion of Securities." Stockholders should not send any stock certificates to the Company or the Payment Agent at this time.

ASSUMPTION OF RANDERS/KILLAM STOCK OPTIONS BY THERMO ELECTRON

    At the Effective Time, each outstanding option to purchase shares of Common Stock (each, a "Randers/Killam Stock Option") under the Randers/Killam Stock Option Plans (as defined below), whether or not exercisable, will be assumed by Thermo Electron. Each Randers/Killam Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions set forth in the applicable Randers/Killam Stock Option Plan immediately prior to the Effective Time, except that (i) each Randers/Killam Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of common stock, $1.00 par value per share, of Thermo Electron ("Thermo Electron Common Stock") equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Randers/Killam Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price (the "Closing Price") of the Thermo Electron Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Electron Common Stock, and
(ii) the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of each such assumed Randers/Killam Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Randers/Killam Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

    See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron."

THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION

    In November 1998, the Board appointed a committee (the "Special Committee") of one director, Dr. Susan F. Tierney (who is not an officer or employee of the Company, Thermo TerraTech, the Merger Sub or Thermo Electron and who is not a director of Thermo Electron, Thermo TerraTech or the Merger Sub), to act on behalf of, and in the interests of, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and the directors and officers of the Company, Thermo TerraTech and Thermo Electron (the "Public Stockholders") in her review of and evaluation of the proposed Merger. See "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation." Dr. Tierney, the sole member of the Special Committee, holds options to acquire an aggregate of 48,300 shares of Common Stock at exercise prices ranging from $1.90 per share to $3.25 per share, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of Randers/Killam Stock Options. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron." Further, deferred units equal to 3,352 shares of Common Stock have accumulated under the Company's deferred compensation plan for outside directors for the benefit of Dr. Tierney, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $15,084. See "THE MERGER--Deferred Compensation Plan for Directors."


    At the conclusion of its review and evaluation of the proposed Merger, on October 18, 1999, the Special Committee recommended to the Company's Board that the Merger Agreement be approved and that it be recommended to the stockholders of the Company for adoption. In connection with its recommendation, the Special Committee considered the opinion of Adams, Harkness & Hill, Inc. ("Adams, Harkness & Hill"), that the consideration of $4.50 per share in cash payable under the Merger Agreement was fair, from a financial point of view, as of the date of such opinion, to the Public Stockholders (which opinion was subsequently reaffirmed on March 6, 2000). See "SPECIAL FACTORS--Opinion of Adams,
Harkness & Hill." As part of its deliberations, the Special Committee determined that the Merger is substantively and procedurally fair to the Public Stockholders. The Special Committee adopted the analysis of Adams, Harkness & Hill relating to the fairness, from a financial point of view, of the proposed consideration to the Public Stockholders, in addition to the various factors considered in its own deliberations as to the fairness of the Merger. See "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation."



    Following the recommendation of the Special Committee, the Board of Directors approved the Merger Agreement, declared its advisability and recommended that the stockholders of the Company adopt the Merger Agreement. In connection with its recommendation, the Board also adopted the findings, analysis and recommendation of the Special Committee with regard to both the substantive and procedural fairness of the Merger. In reaching their respective decisions to recommend approval of the Merger Agreement, the Special Committee and the Board also considered the factors set forth elsewhere in this Proxy Statement. See "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation."


    In considering the recommendation of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS--Conflicts of Interest."

    The Special Committee and the Board recommend that the Randers/Killam stockholders vote "FOR" adoption of the Merger Agreement.

OPINION OF ADAMS, HARKNESS & HILL


    Adams, Harkness & Hill provided its opinion to the Special Committee on October 18, 1999, that, as of the date of such opinion, the consideration of $4.50 per share in cash payable under the Merger Agreement was fair, from a financial point of view, to the Public Stockholders of the Company. The full text of the written opinion of Adams, Harkness & Hill dated October 18, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B and is incorporated herein by reference. The opinion of Adams, Harkness & Hill referred to herein does not constitute a recommendation as to how any stockholder should vote with respect to the Merger. Holders of shares of Common Stock are urged to, and should, read the opinion in its entirety. On March 6, 2000, Adams, Harkness & Hill reaffirmed its opinion in a telephonic meeting with the Special Committee. In reaffirming its opinion, Adams, Harkness & Hill considered the terms of the sale on January 28, 2000 of the Company's Randers division and the announcement by Thermo Electron on January 31, 2000 of its intention to sell the Company's remaining businesses. See "SPECIAL FACTORS--Thermo Electron Reorganization" and "--Opinion of Adams, Harkness & Hill."


    The Special Committee retained Adams, Harkness & Hill to assist it in its evaluation of the proposed Merger. Pursuant to the terms of Adams, Harkness & Hill's engagement letter with the Special Committee, the Company paid Adams, Harkness & Hill a retainer fee of $50,000 and a fee of $87,500 upon the delivery of its written fairness opinion dated October 18, 1999 (which fee was payable regardless of the conclusions expressed therein). In addition, the Company has agreed to pay Adams, Harkness & Hill an additional $50,000 if the Special Committee requests an additional fairness opinion in connection with a new or materially revised transaction. The Company has also agreed to reimburse Adams, Harkness & Hill for all reasonable fees and disbursements of its counsel and all of its reasonable travel and other out-of-pocket expenses arising in connection with its engagement, and to indemnify Adams, Harkness & Hill and its affiliates to the full extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith, willful misconduct or gross negligence of Adams, Harkness & Hill.

    The Merger Agreement provides that it is a condition to the obligations of Randers/Killam to effect the Merger that Adams, Harkness & Hill shall reaffirm orally its written opinion as of the date of mailing of this Proxy Statement and at the Effective Time.

PURPOSE AND REASONS OF THERMO ELECTRON FOR THE MERGER

    The purpose of Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Electron to acquire all of the outstanding shares of Common Stock, other than the shares already held by Thermo Electron and Thermo TerraTech. In determining to acquire such shares of Common Stock at this time, Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies, (ii) the latest market trends in the markets in which the Company competes, primarily the environmental-liability and resource-management services industry, (iii) the reduction in the amount of public information available to competitors about Randers/Killam's business that would result from the termination of the Company's separate Securities and Exchange Commission (the "Commission") reporting requirements, (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations, (v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including the approximate cost of associated legal and accounting fees; and
(vi) the Company's management would have greater flexibility to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.


    Thermo Electron also considered the advantages and disadvantages of certain alternatives to taking Randers/Killam private, including leaving Randers/Killam as a public majority-owned subsidiary of Thermo TerraTech. Thermo Electron considered the number of Randers/Killam shares held by Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Electron reviewed the net overall cost of the transaction and its benefits, including its contribution to Thermo TerraTech's earnings. Thermo Electron also explored alternative uses for the cash proposed to be used for this transaction. In addition, Thermo Electron considered that, by acquiring the minority stockholder interest in Randers/Killam, it would advance the goal of its proposed corporate reorganization, first announced in August 1998, to reduce the number of Thermo Electron's majority-owned, public subsidiaries. As described in "SPECIAL FACTORS--Thermo Electron Reorganization," Thermo Electron announced a new reorganization plan on January 31, 2000. After consideration of the various factors described above, Thermo Electron decided to make a proposal to Randers/Killam to acquire all of the outstanding shares of Common Stock that it and Thermo TerraTech did not own. After extensive negotiations with the Special Committee, Thermo Electron proposed a price of $4.50 per share, which represented a premium of (i) approximately 105.7% over the closing price of the Common Stock reported in the consolidated transaction reporting system on August 6, 1998, the last day prior to Thermo Electron's first public announcement of the proposal to take Randers/Killam private on which the Common Stock traded (with no price having been announced), and (ii) approximately 24.1% over the closing price of the Common Stock reported in the consolidated transaction reporting system on October 12, 1999, the latest day prior to the public announcement of the terms of Thermo Electron's proposal on which the Common Stock traded. Thermo Electron proposed to structure the transaction as a cash merger as a result of the decline in the price of Thermo Electron Common Stock in September and October 1999 and to avoid dilution of Thermo Electron's existing stockholders. See "SPECIAL FACTORS--Purpose and Reasons of Thermo Electron for the Merger."

    Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo TerraTech, approximately 96% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Principal Stockholder."

POSITION OF THERMO ELECTRON AS TO FAIRNESS OF THE MERGER


    Thermo Electron considered the findings, analysis and recommendation of the Special Committee and the Board with respect to the fairness of the Merger to the Public Stockholders (see "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation"). As of the date of the Merger Agreement, Thermo Electron adopted the findings, analysis and recommendation of the Special Committee and the Board with respect to the fairness of the Merger. Based solely on the findings, analysis and recommendation of the Special Committee and its own internal review of the terms of the Merger, Thermo Electron believes that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash Merger Consideration is fair to the Public Stockholders from a financial point of view. Thermo Electron did not attach specific weights to any factors in reaching its belief as to fairness. Thermo Electron is not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement. See "SPECIAL FACTORS--Position of Thermo Electron as to Fairness of the Merger."


    The Public Stockholders should be aware that certain officers and directors of Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "SPECIAL FACTORS--Conflicts of Interest." Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Electron's proposed offer was conditioned on, among other things, the approval of the Merger by the Special Committee and the receipt by the Special Committee of a fairness opinion from an investment banking firm.

CONFLICTS OF INTEREST

    In considering the recommendation of the Special Committee and the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of Randers/Killam have interests in connection with the Merger that present them with actual or potential conflicts of interest, which are described in more detail under "SPECIAL FACTORS--Conflicts of Interest."

    THE SPECIAL COMMITTEE

    Dr. Tierney holds options to acquire an aggregate of 48,300 shares of Common Stock, at exercise prices ranging from $1.90 to $3.25, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of Randers/Killam Stock Options. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron." Further, deferred units equal to 3,352 shares of Common Stock have accumulated under the Company's deferred compensation plan for outside directors for the benefit of Dr. Tierney, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $15,084. See "THE MERGER--Deferred Compensation Plan for Directors." Such options and deferred units were issued to Dr. Tierney pursuant to terms approved by the Company's stockholders. The Special Committee formally met 23 times, either in person or telephonically, with one or more of its advisors, from November 1998 through the date of this Proxy Statement and, in addition, had numerous informal discussions and consultations telephonically. As compensation for serving on the Special Committee, the Board has authorized that Dr. Tierney receive a special retainer fee of $20,000 and additional fees of $1,000 for each meeting attended in person and $500 for each meeting attended telephonically. See "SPECIAL FACTORS--Conflicts of Interest" and "MANAGEMENT." For additional information on Dr. Tierney's share ownership, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management."

    THE RANDERS/KILLAM DIRECTORS AND EXECUTIVE OFFICERS

    The members of the Board of Directors, other than the member of the Special Committee, and executive officers of Randers/Killam own in the aggregate 151,501 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $681,754.50 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 557,100 shares of Common Stock, with exercise prices ranging from $1.90 to $4.00, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of Randers/Killam Stock Options. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron." Such Board members and executive officers also beneficially own shares of common stock of Thermo TerraTech and Thermo Electron as set forth in more detail under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management." Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo TerraTech and/or Thermo Electron. See "MANAGEMENT."

    INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Randers/Killam, pursuant to Randers/Killam's Certificate of Incorporation and Bylaws, as in effect on the date of the Merger Agreement. In addition, the directors and officers of the Company will be provided with continuing directors' and officers' liability insurance coverage for a period of six years following the Effective Time, subject to certain limitations. See "SPECIAL FACTORS--Conflicts of Interest" and "THE MERGER--Indemnification and Insurance."

    The Merger Agreement also provides that Randers/Killam will, regardless of whether the Merger becomes effective, indemnify Dr. Tierney against any costs and expenses paid in connection with any claim or action arising out of or pertaining to any action or omission in Dr. Tierney's capacity as a director or fiduciary of Randers/Killam (including as a member of the Special Committee or in connection with the transactions contemplated by the Merger Agreement) that occurs on, before or after the Effective Time, until the expiration of the statute of limitations relating to any such action or omission. Randers/Killam shall pay Dr. Tierney's expenses in advance of the final disposition of the action upon receipt of an undertaking by Dr. Tierney to repay those expenses if it is later decided that she is not entitled to such payment. If the Merger becomes effective, Thermo Electron will be jointly and severally responsible for the indemnification and expense advancement obligations as described above. If the Merger does not become effective, Thermo Electron shall only be responsible for indemnifying or advancing expenses for matters that arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement.

    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in certain circumstances. See "THE MERGER--Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER


    As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron. Thermo Electron will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company and any future increases in the value of the Company. Thermo TerraTech's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 96%. Upon completion of this transaction, Thermo Electron's interest in the Company's net book value of

$70.0 million on January 1, 2000, net income of $2,968,000 for the year ended April 3, 1999 and net loss of $12,997,000 for the nine months ended January 1, 2000, would increase from approximately 96% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, Randers/Killam and therefore will not participate in Randers/Killam's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. Instead, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and holders who perfect their Dissenters' Rights (as defined below) will have the right solely to receive the Cash Merger Consideration for each share held.


    In addition, the Common Stock will no longer be traded on the American Stock Exchange (the "AMEX") and price quotations with respect to sales of shares in the public market will no longer be available. The registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated, and this termination will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most other provisions of the Exchange Act inapplicable. See "SPECIAL FACTORS--Certain Effects of the Merger."

CONDITIONS TO THE MERGER, TERMINATION AND EXPENSES

    Each party's obligation to effect the Merger is subject to satisfaction of a number of conditions, including with respect to one or both parties: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"); (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the representations and warranties of the other party shall be true and correct in all material respects on and as of the Effective Time, except as permitted by the Merger Agreement; and (iv) each of the parties shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed by them on or prior to the Effective Time. It is also a condition to Thermo Electron's obligation to effect the Merger that the Special Committee not have withdrawn its recommendation to the Board of Directors of Randers/Killam that the Merger Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of Randers/Killam (other than Thermo TerraTech and Thermo Electron). In addition, it is a condition to Randers/Killam's obligation to effect the Merger that, at the time of mailing this Proxy Statement to the stockholders of Randers/Killam and at the Effective Time, Adams, Harkness & Hill shall have reaffirmed orally its fairness opinion and shall not have withdrawn such opinion. Certain conditions that have not been satisfied by one party may be waived by the other party; however, prior approval of the Special Committee is required for Randers/Killam to waive or amend any provision of the Merger Agreement. See "THE MERGER--Conditions." Even if the stockholders approve the Merger Agreement, there can be no assurance that the Merger will be consummated.

    At any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of Randers/Killam, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of Randers/Killam (upon approval of the Special Committee). In addition, either the Merger Sub or Randers/Killam (upon approval of the Special Committee), in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of Randers/Killam, if (i) the Merger has not been consummated by March 31, 2000 (in which case the right of Randers/Killam to terminate shall be exercised as directed by the Special Committee), subject to certain exceptions,
(ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling is final and nonappealable or (iii) the approval of the stockholders of Randers/Killam necessary to consummate the Merger has not been obtained, subject to certain exceptions. Thermo Electron has agreed to vote, or cause to be voted, all of the Common Stock owned by it and any of its subsidiaries in favor of the Merger. See "THE MERGER--Termination, Amendment and Waiver."

    In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Randers/Killam, if Randers/Killam breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from the Merger Sub. Randers/Killam may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Randers/Killam, if (i) the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law (which determination would result in the withdrawal or modification of the Special Committee's recommendation and, at the Special Committee's election, the termination of the Merger Agreement) or (ii) Thermo Electron or Merger Sub breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from Randers/Killam. There is no termination fee payable by either party in the event that the Merger Agreement is terminated. See "THE MERGER--Termination, Amendment and Waiver."

    Each of the parties has agreed to pay its own costs and expenses in connection with the Merger Agreement, whether or not the Merger is consummated. See "THE MERGER--Expenses."

FEDERAL INCOME TAX CONSEQUENCES

    For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. All holders of Common Stock should consult their tax advisors to determine the effect of the Merger under federal, state, local and foreign tax laws. See "FEDERAL INCOME TAX CONSEQUENCES."

RIGHTS OF DISSENTING STOCKHOLDERS

    Any stockholder of Randers/Killam who does not vote in favor of the proposal to approve the Merger Agreement and who complies strictly with the applicable provisions of Section 262 of the DGCL has the right to dissent and be paid cash for the fair value of such holder's shares of Common Stock ("Dissenters' Rights"). The applicable provisions of Section 262 of the DGCL are attached to this Proxy Statement as Appendix C. To perfect Dissenters' Rights with respect to the Merger, a Randers/Killam stockholder must follow the procedures set forth therein precisely. Those procedures are summarized in this Proxy Statement under "RIGHTS OF DISSENTING STOCKHOLDERS."

    Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to
Section 262 of the DGCL. If after the Effective Time any dissenting stockholder
(i) fails to perfect or loses such right to payment or appraisal pursuant to
Section 262 of the DGCL or (ii) withdraws such demand for appraisal within 60 days after the Effective Date pursuant to Section 262 of the DGCL, each share of Common Stock of such stockholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.

ACCOUNTING TREATMENT

    The Merger will be accounted for as the acquisition of a minority interest by Thermo Electron, using the purchase method of accounting.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

    The Common Stock is traded on the AMEX (symbol: RGI). The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported in the consolidated transaction reporting system.


                                                              HIGH       LOW
                                                            --------   --------
FISCAL 1998
First Quarter.............................................  $ 5.625    $  2.50
Second Quarter............................................     5.00     4.0625
Third Quarter.............................................     5.00       2.50
Fourth Quarter............................................    4.375      3.125
FISCAL 1999
First Quarter.............................................     3.75      3.125
Second Quarter............................................    3.125      1.875
Third Quarter.............................................   2.1875     1.5625
Fourth Quarter............................................    3.625      1.875
FISCAL 2000
First Quarter.............................................    3.625       2.50
Second Quarter............................................     3.75       3.25
Third Quarter.............................................   4.4375       3.50
Fourth Quarter (through March 8, 2000)....................     4.50     4.3125


    On August 6, 1998, the last day on which the Common Stock traded prior to the date Thermo Electron first publicly announced the proposal to take Randers/Killam private (with no price having been announced), the high, low and closing sales prices per share of Common Stock reported in the consolidated transaction reporting system were $2.1875, $2.1875 and $2.1875, respectively. On October 12, 1999, the last trading day prior to the public announcement of the terms of the proposed Merger, the high, low and closing sales prices per share of Common Stock reported in the consolidated transaction reporting system were
$3.625, $3.625 and $3.5625, respectively. On       , 2000, the last trading day
prior to the printing of this Proxy Statement, the high, low and closing sales prices per share of Common Stock reported in the consolidated transaction
reporting system were $      , $      and $      , respectively. During the
third quarter of fiscal 2000, the highest closing sales price per share prior to the public announcement of the terms of the Merger was $3.6875.


    As of February 14, 2000, there were 83 holders of record of Common Stock and approximately 430 persons or entities holding in nominee name.


    The Company has never paid any cash dividends on its Common Stock.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER


    In August 1998, Thermo TerraTech and Thermo Electron's senior management initially considered the possibility of an acquisition by Thermo TerraTech of all of the shares of common stock of each of Randers/Killam and ThermoRetec Corporation ("ThermoRetec"; also a publicly traded, majority owned subsidiary of Thermo TerraTech) held by their respective minority stockholders, in connection with a proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. Each of the acquisitions of Randers/Killam and ThermoRetec would be accomplished by means of a stock-for-stock merger. At the time the transactions were initially proposed, the goals of Thermo Electron's proposed corporate reorganization included (i) reducing the complexity of Thermo Electron's corporate structure, (ii) consolidating and strategically realigning certain businesses to enhance their competitive market positions and improve management coordination, and (iii) increasing liquidity in the public markets by providing larger market floats for Thermo Electron's publicly traded subsidiaries. On January 31, 2000, Thermo Electron announced a new reorganization plan. See "--Thermo Electron Reorganization."



    In the context of the review of Thermo Electron's entire corporate structure which was taking place in August 1998, Thermo Electron's management examined several factors, including the financial performance and profitability of Randers/Killam, the lack of adequate liquidity for the Public Stockholders, the absence of significant analyst coverage of the Common Stock, the potential benefits to Randers/Killam's business if it were to become part of a larger business unit, and to a lesser degree, uncertainty regarding Randers/Killam's future growth prospects as an independent public company. The uncertainty of Thermo Electron's management regarding Randers/Killam's future growth prospects stemmed in large part from its observations of the unpredictability of consistent revenues from service-based companies that are subject to seasonal influences, such as Randers/Killam and its sister subsidiary, ThermoRetec. Thermo Electron believed that it was better able overall to absorb any fluctuations in Randers/Killam's business, and that any uncertainties could be more closely managed by Thermo Electron if Randers/Killam were no longer a public company. Thermo Electron also considered the following factors:
(i) recent public capital market trends affecting micro-cap companies; (ii) the latest trends in the markets in which the Company competes, primarily the environmental-liability and resource-management services industry; (iii) the reduction in the amount of public information available to competitors about Randers/Killam's business that would result from the termination of the Company's obligations under the Commission's reporting requirements; (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations;
(v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees; and (vi) the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company.



    Thermo Electron also considered the relatively low volume of trading in the Common Stock and considered that the Merger would result in the Public Stockholders receiving a somewhat more liquid, more readily tradeable security (at the time the Merger was initially being considered, the Thermo TerraTech common stock). Management of Thermo Electron and Thermo TerraTech also considered that acquiring the minority stockholder interest in Randers/Killam would advance the goal of Thermo Electron's corporate reorganization (in the form in which it was then proposed) to reduce the number of majority-owned, public subsidiaries of Thermo Electron. Management of Thermo Electron and Thermo TerraTech also considered recent trends in the price of the Common Stock, although Randers/Killam's current stock price was not a significant factor in the timing of Thermo Electron's or Thermo TerraTech's decision to propose acquiring the minority stockholder interest in Randers/Killam.

    In addition, Thermo Electron considered the advantages and disadvantages of certain alternatives to acquiring the Public Stockholder interest in Randers/Killam, including (i) selling its and Thermo TerraTech's equity interest in the Company and (ii) leaving Randers/Killam as a majority-owned, public subsidiary of Thermo TerraTech.


    The first alternative, that of selling its and Thermo TerraTech's equity interest in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued at length, given that, at the time, Thermo Electron did not want to sell its equity interest, and did not want Thermo TerraTech to sell its equity interest, in the Company. Instead, at the time, Thermo Electron intended to retain Randers/Killam as part of the larger Thermo Electron operating unit. Thermo Electron believed that it was better able to absorb the fluctuations in Randers/Killam's value than were the individual Public Stockholders. Thermo Electron acknowledged that, while there were certain characteristics of the Common Stock that made Randers/Killam less attractive as a public company (the overall downward trend of the price of the Common Stock since the middle of 1997; the small public float which resulted in limited liquidity for the Public Stockholders; the absence of significant analyst coverage), Thermo Electron then desired to maintain Randers/Killam's operating businesses as part of its offerings to potential and existing customers. Accordingly, Thermo Electron determined that, while at that time it did not want to sell Randers/Killam and wanted instead to maintain Randers/Killam's business substantially as it was being operated (with the exception of certain businesses that the Company had announced were to be sold), it also did not want to keep Randers/Killam as a public subsidiary. Thermo Electron did not consider any other strategic alternatives at the time with respect to Randers/Killam because it was satisfied, based on its review of the Company and its fit within the Thermo Electron organization, that the option of retaining its ownership of the Company was preferable to any other option. Thermo Electron has since determined that it will sell the businesses of the Company, as announced on January 31, 2000, as part of a comprehensive reorganization of Thermo Electron. Thermo Electron made the determination to sell the Company's businesses as a result of a comprehensive review of its corporate structure, in which Thermo Electron decided that it would focus exclusively on its instrument businesses. The Company's businesses consequently do not fit within Thermo Electron's future focus. The Company's Randers division was sold on January 28, 2000. See "--Thermo Electron Reorganization."



    With respect to the advantages to leaving Randers/Killam as a majority-owned, public subsidiary, the factors that Thermo Electron considered at that time included (i) the avoidance of dilution to the Thermo TerraTech stockholders by the issuance of more shares of Thermo TerraTech common stock as consideration for shares of Common Stock (as stated above, at that time the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech) and (ii) maintaining the potential access Randers/Killam has to capital in the public markets as a public company. The disadvantages to leaving Randers/Killam as a majority-owned, public subsidiary that Thermo Electron considered at the time included (i) the costs associated with being a public company, (ii) the public information available to competitors about Randers/Killam's business as result of its filing obligations with the Commission, and (iii) the inability to fully integrate the operations of Randers/Killam with those of other Thermo Electron subsidiaries given the disclosure obligations of being a public company.



    On August 10 and 11, 1998, the board of directors of Thermo Electron held a special meeting at which Thermo Electron's management presented the proposal for Thermo TerraTech to acquire all of the shares of Common Stock that Thermo TerraTech and Thermo Electron did not already own, as a part of the proposed corporate reorganization of Thermo Electron and certain of its subsidiaries. The Thermo Electron board of directors discussed several factors presented by management regarding this proposal, including each of the factors discussed in the second and third paragraphs of this section.


    The Thermo Electron board of directors also considered the relatively low volume of trading in the Common Stock and that the Merger would result in the Public Stockholders receiving a somewhat more liquid, more readily tradeable security (as noted above, at this point in time, the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech). The Thermo Electron board of directors also acknowledged that as a result of the Merger, the entire equity interest in Randers/

Killam would be beneficially owned by Thermo Electron, directly and indirectly through Thermo TerraTech. The Public Stockholders would no longer have any interest in, and would not be stockholders of, Randers/Killam, and therefore would not participate in Randers/Killam's future earnings and potential growth. Additionally, upon consummation of the Merger, the Common Stock would no longer be traded on the AMEX, price quotations with respect to sales of shares in the public market would no longer be available and the registration of the Common Stock under the Exchange Act would be terminated.


    The Thermo Electron board of directors also discussed that, by acquiring the Public Stockholder interest in Randers/Killam, it would advance the goal of Thermo Electron's corporate reorganization (in the form in which it was then proposed) to reduce the number of Thermo Electron's majority-owned, public subsidiaries. After consideration of these various factors, Thermo Electron's board authorized the acquisition by Thermo TerraTech of all of the shares of Common Stock that Thermo TerraTech and Thermo Electron did not already own for Thermo TerraTech common stock.



    On August 12, 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and ThermoRetec would be merged into Thermo TerraTech. Thermo Electron's announcement stated that this consolidation would strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance its ability to withstand adverse market conditions. In addition, Thermo Electron's stated goals with respect to the reorganization as then proposed generally were a reduction of the complexity of Thermo Electron's corporate structure, a consolidation and strategic realignment of certain businesses to enhance their competitive market positions and improve management coordination, and an increase in liquidity in the public markets for stock of the remaining publicly-traded subsidiaries of Thermo Electron by providing larger market floats. Under this proposal, shareholders of the Company, as well as shareholders of ThermoRetec, would receive common stock of Thermo TerraTech in the proposed transaction in exchange for their shares in the subsidiaries.


    On November 19, 1998, the board of directors of Thermo TerraTech held a meeting at which the proposed plan to acquire the Public Stockholder interest in Randers/Killam was discussed. Thermo TerraTech's management reviewed the considerations set forth above.


    On November 19, 1998, Randers/Killam's Board held a meeting at which all members were present in person or by telephone. At that meeting, the Board determined that, because Thermo TerraTech and its parent, Thermo Electron, controlled approximately 96% of the outstanding common stock of Randers/ Killam, it was desirable to appoint a special committee to act on behalf of and in the interests of the Public Stockholders for the purpose of evaluating the merits of and negotiating any proposed transaction, to consider such alternatives to any such transaction as the Special Committee may deem appropriate and to make a recommendation to the full Board of Directors of Randers/Killam on whether to approve such transaction. The Board of Directors appointed Dr. Susan F. Tierney to serve as the sole member of the Special Committee. The Board authorized the Special Committee to retain a legal advisor, an investment bank to provide a fairness opinion and any other professional advisors that the Special Committee deemed necessary or appropriate to assist it in carrying out its duties. Further, the Board granted the Special Committee and its advisors access to all of the officers and management of Randers/Killam and its subsidiaries, its books, records, projections and financial statements that were deemed necessary by the Special Committee and its advisors for their review. In appointing
Dr. Tierney, the Randers/Killam Board of Directors acknowledged and discussed the fact that Dr. Tierney was then also a director of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron and considered the potential conflicts of interest resulting from her service as a director of Thermo Ecotek and as a member of the Special Committee. After considering these issues, the Board determined that her position as a member of the board of Thermo Ecotek did not prevent Dr. Tierney from fulfilling her duties as a member of the Special Committee.


    In late November and December of 1998, the Special Committee considered several law firms to act as its legal advisor and conducted telephonic interviews with a number of these firms. The Special

Committee conducted more extensive interviews with three law firms, including Choate Hall & Stewart ("Choate Hall"). Following such investigation, on
December 18, 1998, the Special Committee selected Choate Hall as counsel to the Special Committee. Choate Hall and the Special Committee discussed the duties of special committees in situations such as this one. The Special Committee discussed a proposed schedule for hiring an investment banker and for conducting due diligence in connection with the proposed transaction, including discussions with management of the Company, Thermo TerraTech and Thermo Electron about the business, financial condition and prospects of Thermo TerraTech and Randers/Killam.

    During January and February of 1999, the Special Committee, with the assistance of its counsel, developed a list of potential investment banks and conducted preliminary telephonic interviews with eight investment banks. After discussion with counsel, the Special Committee selected four potential investment banks, including Adams, Harkness & Hill, with which to have further discussions. On February 23, 1999, representatives of those investment banks made presentations to the Special Committee and Choate Hall. On February 25, 1999, the Special Committee, after consultation with counsel, requested draft engagement letters from two of the presenting banks, including Adams, Harkness & Hill.

    After due deliberation and review of the materials provided by the investment banking firms, the Special Committee decided to retain Adams, Harkness & Hill. The Special Committee selected Adams, Harkness & Hill because of its reputation and experience in investment banking and financial advisory services generally, and its experience in providing fairness opinions in public transactions. The Special Committee considered that Adams, Harkness & Hill had not previously acted as a financial advisor to or provided investment banking services for Thermo Electron or any of its subsidiaries. The Special Committee also considered that Adams, Harkness & Hill was located in Boston and could therefore meet more easily with the Special Committee and conduct its due diligence review of Thermo TerraTech and Randers/Killam.

    On May 5, 1999, Thermo Electron issued a press release announcing that Thermo TerraTech would be included in the larger reorganization of Thermo Electron and its subsidiaries. Specifically, it was proposed that the minority interest in Thermo TerraTech would also be acquired by Thermo Electron. In connection with this change, the proposed transaction with Randers/Killam was revised so that the outstanding shares of Common Stock held by the Public Stockholders would be exchanged for shares of Thermo Electron Common Stock in lieu of Thermo TerraTech common stock. The structure of the proposed transaction with ThermoRetec was also changed so that the public stockholders of ThermoRetec would also receive Thermo Electron Common Stock in exchange for their ThermoRetec common stock.

    On May 13, 1999, the Special Committee formally engaged Adams, Harkness & Hill. In making its decision to formally engage Adams, Harkness & Hill, the Special Committee noted and considered that Adams, Harkness & Hill had been contacted by the special committees of the Board of Directors of each of Thermo TerraTech and ThermoRetec in connection with a possible engagement to render a fairness opinion on the proposed acquisitions by Thermo Electron of the minority interests of Thermo TerraTech and ThermoRetec, respectively, in stock-for-stock mergers. In May 1999, Choate Hall was contacted by the special committee of the Board of Directors of Thermo TerraTech in connection with the proposed transaction to determine if Choate Hall would also represent that special committee. The Special Committee determined that, in each case, the interests of the special committees of Randers/Killam, ThermoRetec and Thermo TerraTech, respectively, were adverse to Thermo Electron and not adverse to each other and that the retention of Choate Hall and Adams, Harkness & Hill by the Special Committee was appropriate. The Special Committee decided that, given the corporate structure of Thermo Electron, Thermo TerraTech (a first tier subsidiary of Thermo Electron), and Randers/Killam and ThermoRetec (each majority-owned subsidiaries of Thermo TerraTech), Adams, Harkness & Hill's and Choate Hall's engagement in the parallel mergers and the more detailed knowledge of Thermo Electron and its subsidiaries resulting therefrom would be advantageous to the Special Committee. Adams, Harkness & Hill agreed to assist the Special Committee in, among other things:

    - conducting due diligence on Randers/Killam and Thermo Electron, including, without limitation, visiting the facilities of and interviewing the management of Randers/Killam and Thermo Electron;

    - reviewing Randers/Killam's and Thermo Electron's historical, current and projected operating results and financial position, within the context of the business condition in the industry segments in which Randers/Killam and Thermo Electron compete and reviewing similar information for the peer group of companies deemed to be comparable to Randers/Killam and Thermo Electron;

    - evaluating the historical stock price trading records of Randers/Killam, Thermo Electron and the peer group;

    - identifying business combinations deemed to be comparable and assessing the terms of these precedent business combinations;

    - preparing an analysis of Randers/Killam to determine valuation parameters for Randers/Killam, consisting of peer companies' financial performance and relative valuations, transaction premiums paid in selected precedent acquisitions, stock price performance and a discounted cash flow analysis;

    - assisting in evaluating the terms and conditions of any proposed offer from Thermo Electron; and

    - providing a written opinion, and any oral opinions, if requested, as to the fairness, from a financial point of view, of the consideration to be received by the Public Stockholders in connection with any proposed offer from Thermo Electron.

    Following its formal engagement in May, Adams, Harkness & Hill continued its due diligence review and analysis of Randers/Killam and Thermo Electron, including preparation of a financial model that incorporated financial projections provided by Randers/Killam's management, review of the valuations of comparable public companies and the financial terms of comparable merger transactions, and preparation of discounted cash flow valuations. See "--Opinion of Adams, Harkness & Hill".


    On May 24, 1999, Randers/Killam announced its plan to sell certain operating units of Randers/ Killam, including the Randers division, BAC Killam and E3-Killam. This announcement was part of a larger plan approved by Thermo Electron to sell certain operating units of Thermo Electron subsidiaries, including planned sales by Thermo TerraTech, the majority stockholder of Randers/Killam, of used-oil processing operations of its Thermo EuroTech, N.V. subsidiary and of certain soil-recycling facilities by its majority-owned subsidiary, ThermoRetec. As of the date of mailing this proxy statement to stockholders, Randers/Killam has sold the Randers division and is engaged in discussions with respect to its BAC Killam and E3-Killam divisions, which are proposed to be sold. See "--Thermo Electron Reorganization" and "BUSINESS OF THE COMPANY." Pursuant to the terms of the Merger Agreement, Randers/Killam is obligated to notify the Special Committee of any such written offers it receives which sets forth a proposed purchase price of greater than $3 million or in which the total book value of the assets being sold is greater than $3 million.



    In June 1999, Adams, Harkness & Hill met with management of Killam Associates and Randers Group, the primary operating units of Randers/Killam. On June 11, 1999, the Special Committee met with Choate Hall and Adams, Harkness & Hill to review the status of the legal and financial due diligence and discuss the proposed schedule for the transaction, including the timing of Thermo Electron's proposed offer. Adams, Harkness & Hill reported on the results of its visits to and interviews with the management of Randers/Killam and Thermo Electron and its plans to continue its financial due diligence through June and July 1999.



    Throughout June and July 1999, Adams, Harkness & Hill provided the Special Committee with regular, periodic telephonic updates on its progress on due diligence and preliminary valuation methods. On July 22, 1999, the Special Committee met with Adams, Harkness & Hill and Choate Hall to review the preliminary valuation of Randers/Killam and Thermo Electron established by Adams, Harkness & Hill and to prepare for Thermo Electron's presentation and offer. The Special Committee decided in advance that it would defer responding to any offer until it had fully considered the offer, reviewed its underlying assumptions and analyses, and assessed the merits of the offer. Adams, Harkness & Hill discussed the valuation methodologies it employed, including, without limitation, those discussed in "--Opinion of Adams, Harkness & Hill", in determining its preliminary valuations. Full discussion ensued on the appropriateness of certain assumptions and analyses contained in the preliminary projections. There was also a detailed discussion of the valuation methodologies used by Adams, Harkness & Hill and any material assumptions used by Adams, Harkness & Hill in preparing its analysis. After discussion, the Special Committee authorized Adams, Harkness & Hill to engage Environmental Business International, Inc., an environmental consultant, for the limited purpose of reviewing certain assumptions about the environmental industry contained in Adams, Harkness & Hill's preliminary valuation. See "--Opinion of Adams, Harkness & Hill." Choate Hall again discussed with the Special Committee its duties and responsibilities as an independent special committee of the Board of Directors in evaluating and negotiating the terms of the offer. Although the Board did not believe that Dr. Tierney's service on the boards of directors of both Thermo Ecotek and Randers/Killam created an actual conflict of interest, in order to avoid any appearance of a potential conflict, Dr. Tierney resigned as a director of Thermo Ecotek effective August 4, 1999.


    On July 23, 1999, Thermo Electron provided the Special Committee and Choate Hall with an initial draft of the Merger Agreement. The Special Committee instructed Choate Hall to review the proposed Merger Agreement and negotiate the agreement along the terms discussed with the Special Committee.

    On August 16, 1999, Thermo Electron provided the Special Committee with a proposal to acquire the outstanding shares of Randers/Killam. Under this proposal, each outstanding share of Common Stock held by the Public Shareholders would be exchanged for 0.15 of a share of Thermo Electron Common Stock. Thermo Electron's proposal was based on its analysis of the closing stock prices for Randers/Killam and Thermo Electron of $3.44 and $17.63, respectively, on July 29, 1999 and included a proposed exchange ratio that valued the Common Stock at $3.75 and the Thermo Electron Common Stock at $25.00. On August 16, 1999, the date of the proposal, the closing stock prices for Randers/Killam and Thermo Electron were $2.88 and $16.88, respectively. Based on these closing stock prices and the proposed 0.15 exchange ratio, each share of Common Stock of Randers/Killam would be converted into $2.53 in Thermo Electron Common Stock. While the terms of the proposal included a premium on the market value of the Common Stock, a substantial premium also had been added to the Thermo Electron Common Stock, reflecting Thermo Electron's belief that its common stock was currently undervalued by the financial markets. The Special Committee instructed Adams, Harkness & Hill to review the terms of and assumptions underlying the proposed exchange ratio.


    On August 20, 1999, the Special Committee held a telephonic meeting with Adams, Harkness & Hill and Choate Hall to review the proposed exchange ratio. Adams, Harkness & Hill indicated that it did not believe the proposed exchange ratio was appropriate. After a detailed discussion, the Special Committee determined that it was incumbent on Thermo Electron to propose a more acceptable alternative. The Special Committee decided that no proposed exchange ratio would be considered that had the effect of valuing the Common Stock at less than its current market value or that valued the Thermo Electron Common Stock at a premium to its then market value. Furthermore, the Special Committee discussed possible ways to protect the Public Shareholders from fluctuations in the price of the Randers/Killam and Thermo Electron Common Stocks, including providing the Public Stockholders with a cash alternative, providing for a collar on the proposed valuation and an oral confirmation by Adams, Harkness & Hill of its fairness opinion at the date of distribution of the proxy statement to Randers/Killam stockholders and/or immediately prior to closing the transaction, to ensure that the transaction remains fair. The Special Committee discussed including a "collar" on the proposed value of the deal, so that there would be a minimum dollar value (a "floor") for each share of the Randers/Killam common stock held by the public stockholders. If the market value of Thermo Electron Common Stock to be issued in the proposed transaction went below the proposed floor, the exchange ratio would be adjusted such that each outstanding share of Common Stock would be worth the number of shares of Thermo Electron Common Stock equal to the fixed dollar amount with the Thermo Electron Common Stock valued based on its average closing price over a specified period prior to the Merger. Similarly, a maximum dollar value (a "ceiling") could be placed on each share of the Randers/Killam common stock held by the Public Stockholders if the Thermo Electron Common Stock were above a specified price. The Special Committee instructed Choate Hall and Adams, Harkness & Hill to propose a transaction structure that included a two-way collar on the price of Thermo Electron Common Stock or a cash alternative if the value of the Thermo Electron Common Stock dropped below a certain price. The Special Committee considered requesting that the Public Stockholders be permitted to elect, at their discretion, to receive either Thermo Electron Common Stock or cash in the proposed transaction. The Special Committee decided not to pursue this with Thermo Electron, since a cash election feature could create adverse tax consequences for all Public Stockholders, including those who elected to receive stock, if any Public Stockholder elected to receive cash. The Special Committee also asked Choate Hall to continue negotiations on the Merger Agreement along the lines discussed at the meeting.



    On August 24, 1999, Adams, Harkness & Hill formally communicated to
Mr. Theo Melas-Kyriazi, Chief Financial Officer of Thermo Electron, that the proposed exchange ratio was unacceptable. On August 26, 1999, Thermo Electron responded with a new proposal that contained no premium on the trading price of the Thermo Electron Common Stock and a proposed implied exchange ratio of 0.24 shares of Thermo Electron Common Stock for each outstanding share of Common Stock held by the Public Stockholders. The exchange ratio would be subject to adjustment based on the average closing price of the Thermo Electron Common Stock during a specified period prior to the effective time of the Merger, but would provide a minimum value, or floor, of $3.60 and a maximum value, or ceiling, of $4.80 for each outstanding share of Common Stock. The 0.24 proposed exchange ratio was the equivalent of $4.035 per share of Common Stock, based on the $16.8125 per share closing price of Thermo Electron Common Stock on August 25, 1999. On August 24, 1999, the last day on which the Common Stock traded prior to the revised proposal, the closing price of the Common Stock was $3.50 per share.


    On August 26, 1999, the Special Committee held a telephonic meeting with Choate Hall and Adams, Harkness & Hill to discuss Thermo Electron's revised proposal. After an extensive discussion, the Special Committee determined that the overall value of Randers/Killam was still greater than that reflected in Thermo Electron's revised proposal. The Special Committee, after consultation with Adams, Harkness & Hill, determined to continue its effort to seek a higher price for the transaction, because the Special Committee and Adams, Harkness & Hill believed that the prevailing trading price of Randers/Killam did not reflect the underlying value of the Company since, among other considerations, the stock was very thinly-traded with an approximate 4% public float. Moreover, in certain areas Thermo Electron used different assumptions in its valuation of Randers/Killam than those used in Adams, Harkness & Hill's preliminary analysis. The Special Committee instructed Choate Hall and Adams, Harkness & Hill to request an increase in the both the proposed minimum value and maximum value per share.

    Several days later, Thermo Electron submitted a revised proposal. On
August 31, 1999, the Special Committee held a telephonic meeting with Choate Hall and Adams, Harkness & Hill to discuss Thermo Electron's most recent proposal, which contained an implied exchange ratio of 0.24 shares of Thermo Electron Common Stock for each share of outstanding Common Stock held by the Public Stockholders, subject to adjustment, but having a minimum value of $4.15 and a maximum value of $5.25 for each outstanding share. On August 30, 1999, the day prior to the telephonic meeting, the closing price of the Common Stock was $3.50 per share. After discussion with Adams, Harkness & Hill, the Special Committee determined that the maximum value or ceiling was acceptable, but that the proposed floor of $4.15 per share still did not reflect a sufficient overall value for Randers/Killam. After discussion, the Special Committee determined that it would continue its efforts to obtain a minimum value greater than $4.15 per share. Later that day, the Special Committee and Choate Hall had a telephonic meeting with Mr. Melas-

Kyriazi in which the Special Committee requested an increase in the minimum value of outstanding shares of Common Stock to $4.30 per share.

    In response to the Special Committee's request, on September 1, 1999, Thermo Electron proposed that the implied exchange ratio remain at 0.24, subject to a minimum value of $4.30 and a maximum value of $5.25 for each outstanding share of Common Stock. The Special Committee indicated that it was prepared to recommend this transaction as fair to the Public Stockholders subject to final negotiation of the other terms of the Merger Agreement and delivery by Adams, Harkness & Hill of a fairness opinion.

    Beginning in August 1999, the Special Committee and Choate Hall, also negotiated the terms and conditions of the proposed merger agreement. See "THE MERGER".

    The Special Committee subsequently was advised that the Special Committees of ThermoRetec and Thermo TerraTech had not completed negotiations of the terms of their respective mergers. Because at that time the Randers/Killam merger was cross-conditioned on the concurrent completion of the Thermo TerraTech and ThermoRetec transactions, on September 7, 1999, the Special Committee decided to postpone meeting with the full Board of Directors of Randers/Killam until the special committees of the other companies had completed their respective negotiations with Thermo Electron.

    On October 5, 1999, representatives of Thermo Electron contacted Adams, Harkness & Hill and advised Adams, Harkness & Hill that it was possible that Thermo Electron would elect not to proceed with the Merger on a stock-for-stock basis given the prevailing price of the Thermo Electron Common Stock.

    On October 13, 1999, the Special Committee was formally advised that Thermo Electron was withdrawing its offer to pay the merger consideration in Thermo Electron Common Stock. Thermo Electron informed the Special Committee and its advisors that the market price of Thermo Electron Common Stock had continued to decline throughout September and October to a closing price on October 12, 1999 of $13.69 and that it would not proceed with a stock transaction. In lieu of the stock merger, Thermo Electron initially proposed a price of $4.30 in cash per share of Randers/Killam Common Stock.

    Later on October 13, 1999, the Special Committee met telephonically with Choate Hall and Adams, Harkness & Hill to discuss the new proposal, including the tax implications to the Public Stockholders of a cash transaction, and requested certain additional information from Thermo Electron, including information on the recent financial performance of Randers/Killam.

    On October 14, 1999, the Special Committee again met with Choate Hall and Adams, Harkness & Hill to consider the new offer. After full discussion, the Special Committee determined that $4.30 was an inadequate cash price, in part because the Merger would now be taxable to the stockholders of Randers/ Killam (as a result of it being a cash transaction) and consequently the financial terms of the transaction were now less advantageous to some of the Public Stockholders, i.e, those who would recognize gain in the Merger. Moreover, the Special Committee was advised by Adams, Harkness & Hill that generally all-cash transactions were at a higher premium to the stockholders than all-stock transactions in part because of the loss of appreciation potential in an all-cash transaction. This was communicated to representatives of Thermo Electron that same day. Thermo Electron representatives informed the Special Committee and its advisors that the existing $4.30 per share price was, in their view, fair. Thermo Electron's representatives acknowledged the taxable nature of the revised transation, but explained that the preliminary financial results of Randers/Killam for the quarter ended October 2, 1999, which were lower than management had expected, suggested that a price lower than $4.30 was appropriate. The Special Committee then argued that the change in the structure of the transaction should be given more weight in the analysis and justified a higher cash premium. Thermo Electron responded that day with an offer of $4.40 per share. The Special Committee indicated that it believed the revised offer price was still inadequate and indicated that $4.50 was appropriate. On
October 15, 1999, Thermo Electron increased its offer to $4.50 for each outstanding share of Common Stock held by the Public Stockholders, and the Special Committee confirmed that it was willing to recommend this price as fair to the Public Stockholders, subject to completion of the Merger Agreement and delivery of a fairness opinion by Adams, Harkness & Hill.

    On October 18, 1999, the Special Committee met with its advisors. Adams, Harkness & Hill gave its final report on the terms of the proposed Merger and rendered its opinion to the Special Committee that the proposal by Thermo Electron of a cash payment of $4.50 for each outstanding share of Randers/Killam was fair, from a financial point of view, to the Public Stockholders. On
October 12, 1999, the last day prior to the Special Committee's decision and the announcement of the financial terms of the Merger on which trading in the Common Stock occurred, the closing price of the Common Stock was $3.625. Adams, Harkness & Hill reviewed the various factors it considered in rendering its opinion, which are described below under "--Opinion of Adams, Harkness & Hill." The full Board of Directors of Randers/Killam then met to hear the report of the Special Committee and Adams, Harkness & Hill, to review the final terms of the Merger Agreement and to review the recommendation of the Special Committee. After discussion, the Special Committee recommended to the full Board of Directors that it accept Thermo Electron's offer (which remained subject to final approval by the Thermo Electron Board of Directors) and approve the Merger Agreement in the form presented at the meeting. The Board of Directors approved the Merger Agreement (with one director, Thomas R. Eurich (who has since resigned from the Board of Directors in connection with the sale of the Randers division, as described in "BUSINESS OF THE COMPANY"), voting against approval of the Merger Agreement), declared its advisability and recommended that the stockholders vote in favor of the proposed Merger.


    In voting against approval of the Merger Agreement, Mr. Eurich expressed his belief that, at the time of the September 1997 acquisition of The Killam
Group Inc. ("Killam") by The Randers Group Incorporated ("Randers," which entity became known, following the acquisition, as The Randers Killam Group Inc.) from Thermo TerraTech, the shares issued by Randers to Thermo TerraTech were undervalued by the parties to that merger. Between the date of the signing of the letter of intent in May 1997, when the parties fixed the number of Randers shares to be issued to Thermo TerraTech, and the date of the signing of the definitive acquisition agreement in September 1997, the public trading price of Randers' stock increased from approximately $.625 per share to almost $1.00 per share. Mr. Eurich believed that the undervaluation of the Randers shares had resulted in more shares of Randers being issued to Thermo TerraTech as consideration than would have been issued had Randers been more highly valued. In order to compensate the Public Stockholders for the allegedly low valuation given to Randers in connection with the merger of Killam and Randers, Mr. Eurich argued that the Cash Merger Consideration to be received by the Public Stockholders in the Merger should be higher. The merger of Killam and Randers was concluded in January 1999, and resulted in Thermo Electron and Thermo TerraTech owning 96% of the Company's Common Stock. In connection with the merger of Killam and Randers, an independent investment bank rendered an opinion to Randers that the price being paid by Randers for Killam approximated the fair market value of Killam.

    On October 19, 1999, the Merger Agreement was presented to the Board of Directors of Thermo Electron at a special meeting of the Board of Directors. Thermo Electron's Board of Directors unanimously approved the Merger Agreement. The Merger Agreement was then duly executed by the parties. On October 20, 1999, Randers/Killam issued a press release announcing that, based on the recommendation of the Special Committee, its Board of Directors had approved the Merger Agreement with Thermo Electron.


    As described below under "--Thermo Electron Reorganization," on January 31, 2000 Thermo Electron announced that it plans to sell the Company's remaining businesses. Thermo Electron made this decision following a comprehensive review of Thermo Electron's corporate structure, which resulted in Thermo Electron's conclusion that it would focus exclusively on its instrument businesses and that, consequently, the Company's businesses do not fit within Thermo Electron's future focus. On March 1, 2000, the Special Committee held a telephonic meeting with Adams, Harkness & Hill and Choate, Hall & Stewart and instructed Adams, Harkness & Hill to consider the impact of the terms of the sale on January 28, 2000 of the Company's Randers division and the announcement by Thermo Electron of the proposed sales of the Company's remaining businesses. On March 6, 2000, Adams, Harkness & Hill stated to the Special Committee that, in light of these developments, it was able to reaffirm its opinion that the

$4.50 cash price to be received by the Public Stockholders pursuant to the Merger Agreement was fair to such stockholders, from a financial point of view.



THERMO ELECTRON REORGANIZATION



    On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries, including the Company. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on their respective core businesses. The reorganization plan includes the proposed sale of each of the Company's businesses. Thermo Electron intends to sell the Company's businesses because it has determined, based on a comprehensive review of its corporate structure during the months following the announcement of the proposed Merger in October 1999, that the businesses engaged in by the Company do not fit within Thermo Electron's plans to focus exclusively on its instrument businesses.


THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION


    The Special Committee and the Board believe that the terms of the Merger are fair to, and in the best interests of, the Public Stockholders. In reaching this conclusion, the Special Committee has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. The Special Committee adopted the analysis of Adams, Harkness & Hill relating to the fairness, from a financial point of view, of the Cash Merger Consideration to the Public Stockholders, in addition to the various factors described below. See "--Opinion of Adams, Harkness & Hill." The Board has adopted the findings, analysis and recommendation of the Special Committee with regard to both the substantive and procedural fairness of the Merger. Accordingly, the Board has approved the Merger Agreement and recommends its adoption by the stockholders.


    In reaching their decisions to approve the Merger Agreement and recommend its approval to the Public Stockholders, the Special Committee and the Board considered the following factors, which constitute all of the material factors considered by the Special Committee and the Board:

-- THE PREMIUM REFLECTED IN THE CASH MERGER CONSIDERATION OF $4.50 PER SHARE. Thermo Electron's willingness to pay $4.50 per share, viewed in light of the course of negotiations with Thermo Electron and the historical and current market prices of the Common Stock, was considered by the Special Committee and the Board in making their respective decisions to approve the Merger Agreement.

    -- COURSE OF NEGOTIATIONS. The Special Committee and the Board considered the history of negotiations with respect to the Merger Agreement, which led to an increase in Thermo Electron's initial proposal of an exchange ratio of 0.15 share of Thermo Electron Common Stock per share of Common Stock (the equivalent of $3.75 per share) on August 16, 1999, finally to $4.50 offered on October 15, 1999.

    --  THE RELATIONSHIP OF THE CASH MERGER CONSIDERATION OF $4.50 PER SHARE TO
       THE HISTORICAL AND CURRENT MARKET PRICES FOR THE COMMON STOCK. The Special Committee and the Board considered the prevailing trading price of the Common Stock and the possibility that the price would decline in the future. They also considered that, due to the very small public float, prevailing trading prices might not be available to all Public Stockholders who wished to sell their shares. The Special Committee and the Board concluded that the $4.50 per share price proposed by Thermo Electron, which represented premiums of (i) approximately 24.1% over the per share price on the last trading date prior to the date on which the Merger was recommended by the Special Committee and approved by the Board and (ii) approximately 105.7% over the per share price on the last trading date prior to Thermo Electron's first public announcement of the proposal to take Randers/Killam private on August 12, 1998 (with no price having been announced), would enable the Public Stockholders to obtain a higher price for their stock than would otherwise be available in the market at that time. The Special Committee also believed that the prevailing trading price in October 1999, prior to the announcement of the terms of the Merger, reflected, in part, Thermo Electron's previously announced intent to merge with Randers/Killam. The purchase by Thermo Electron would also eliminate the exposure of the Public Stockholders to any future or continued declines in the price of the Common Stock. The Special Committee and the Board noted that the last time the Common Stock had consistently traded at a price above $4.50 per share was June 1997, and that the Common Stock had traded as low as $1.5625 in December 1998. See "SUMMARY--Market Prices of Common Stock and Dividends." The Special Committee and the Board believed that the more recent trading prices for the Common Stock accurately reflected the public market's perception of the value of the Common Stock in light of its limited liquidity, financial performance, conditions in the industry generally, absence of analyst coverage of the Company and uncertainty of positive financial results.

-- INFORMATION CONCERNING THE FINANCIAL PERFORMANCE, CONDITION, BUSINESS OPERATIONS AND PROSPECTS OF RANDERS/KILLAM. The Special Committee and the Board considered the historical, current and potential future performance of Randers/Killam and determined that the premium reflected in the price per share offered by Thermo Electron was attractive in light of the current performance, declining sales and profitability, and the uncertainty of the Company's future performance and growth prospects. In addition, the Special Committee and the Board determined that the Merger would shift the risk of the future financial performance of Randers/Killam from the Public Stockholders, who do not have the power to control Randers/Killam, entirely to Thermo Electron, which does have the power to control Randers/Killam and has the resources to manage and bear that risk over the long term.


-- TERMS OF THE MERGER AGREEMENT. The Special Committee and the Board considered the terms of the Merger Agreement, including (i) the amount and form of the consideration, (ii) the limited number of conditions to the obligations of Thermo Electron, including the lack of a financing condition,
    (iii) the right of the Special Committee to withdraw, modify or amend its recommendation and to terminate the Merger Agreement if the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law, (iv) the condition that Adams, Harkness & Hill update its opinion prior to the mailing of this Proxy Statement and the Effective Time, (v) the requirement that Thermo Electron provide notice of certain offers involving the Company so that the Special Committee and Adams, Harkness & Hill will be advised if any assets proposed to be sold by the Company might be sold at higher than anticipated value, and (vi) the absence of a termination fee in the event Randers/Killam terminates the Merger Agreement. The Special Committee and the Board believed that the foregoing made the consummation of the transaction more likely than it would if more significant conditions were placed on the completion of the transaction or if Thermo Electron did not have the independent financial resources to complete the transaction. Further, the Special Committee and the Board believed that the ability of the Special Committee to terminate the Merger Agreement without payment of a termination fee in the event its fiduciary duties to the Randers/Killam stockholders required it to do so provided the Board with the freedom to protect the interests of the Public Stockholders.



-- THE LIQUIDITY THAT WOULD BE REALIZED BY THE PUBLIC STOCKHOLDERS FROM THE ALL-CASH OFFER. The Special Committee and the Board believed that the liquidity to be realized by the Public Stockholders would be beneficial to such stockholders since Thermo Electron's significant ownership of the Common Stock (i) resulted in a relatively small public float that necessarily limited the amount of trading in the Common Stock and
    (ii) decreased the likelihood that a proposal to acquire the Common Stock would be made by an independent entity without the consent of Thermo Electron. Thermo Electron had indicated that it was not interested in selling the Company to a third party and the Special Committee and Adams, Harkness & Hill were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company or its businesses. Accordingly, there would be no opportunity otherwise to provide liquidity to the Public Stockholders. Thermo Electron has since announced, on January 31, 2000, that it intends to sell the Company's remaining businesses; however, Thermo Electron management believes it is unlikely that the Company will be sold as a whole to one buyer in one transaction.



-- THE OPINION OF ADAMS, HARKNESS & HILL THAT THE CONSIDERATION OF $4.50 PER SHARE IN CASH IS FAIR, FROM A FINANCIAL POINT OF VIEW, AS OF THE DATE OF ITS OPINION, TO THE PUBLIC STOCKHOLDERS. The Special Committee reviewed the independent financial analyses performed by Adams, Harkness & Hill and found them to be reasonable. The Special Committee believed that Adams, Harkness & Hill's conclusion that the price offered by Thermo Electron was fair, from a financial point of view, to the Public Stockholders was reasonable based on the analyses performed, and accordingly the Special Committee also adopted Adams, Harkness & Hill's analysis. See "--Opinion of Adams, Harkness & Hill."


-- IN THE COURSE OF THEIR DELIBERATIONS THE SPECIAL COMMITTEE AND THE BOARD ALSO CONSIDERED THE POSSIBILITY THAT THE COMPANY COULD IMPROVE ITS PERFORMANCE AND MARKET VALUE. The Special Committee and the Board recognized that, following the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, but believed that this loss of opportunity was appropriately reflected in the price of $4.50 per share to be paid in the Merger. This consideration was also evaluated in light of the recent financial performance of Randers/Killam, the current industry outlook and risks and uncertainties associated with Randers/Killam's future performance.

-- POTENTIAL OR ACTUAL CONFLICTS OF INTEREST OF OFFICERS AND DIRECTORS OF RANDERS/KILLAM IN CONNECTION WITH THE MERGER. See "--Conflicts of Interest."

-- DISSENTERS' RIGHTS. The Special Committee also considered the ability of the Public Stockholders to exercise dissenters' rights under the DGCL in connection with the Merger.


    The Special Committee and the Board also considered evaluating the proposed transaction based on the Company's implied liquidation value, but accorded this method of analysis little, if any, weight, because Thermo Electron indicated at the time to the Special Committee and the Board that it had no desire or intention to sell the Company, but rather wanted to continue to operate the Company substantially as it was being operated. In the time between this communication by Thermo Electron to the Special Committee and the Board and the announcement on January 31, 2000 of Thermo Electron's revised reorganization plan, Thermo Electron underwent a comprehensive review of its corporate structure and core businesses. As noted above under "--Thermo Electron Reorganization," Thermo Electron has since determined that the Company's businesses do not represent core businesses for Thermo Electron and that such businesses will be sold. However, the new reorganization plan had not been formulated at the time the fairness of the Merger was being analyzed, and accordingly a liquidation analysis was not considered by the Special Committee and the Board to be relevant when it conducted its analysis of the fairness of the Merger to the Public Stockholders. Moreover, the Special Committee and the Board believed that an analysis based on the Company's implied liquidation value was of little value since the divisions for which a sale had previously been announced were not expected to be sold at a premium. Adams, Harkness & Hill advised the Special Committee and the Board that, based on its conversations with management of the Company, such divisions were not expected to be sold at a premium because the divisions had experienced declining revenues and profitability in several of the most recently completed financial quarters, and were not expected to experience significant improvement.



    The Special Committee and the Board also considered evaluating the Company on the basis of its net book value. The Company's net book value at October 2, 1999 was approximately $70.5 million, which would have yielded a per share valuation for the Company of $2.77. The Special Committee and the Board placed little weight on this valuation method because it was significantly lower than the Cash Merger Consideration of $4.50 per share. In addition, Adams,
Harkness & Hill advised the Special Committee that an analysis of the Company based on multiples of net book value would not be a reliable indicator of the value of the Company, but rather Adams, Harkness & Hill recommended using multiples of revenues and price/earnings ratios (see "--Opinion of Adams, Harkness & Hill"). Adams, Harkness & Hill recommended using these multiples over multiples of net book value for several reasons, including that in industries characterized by growth through acquisitions, companies are not primarily valued on the basis of their net book value, which is a valuation methodology typically used in the banking, utility and financial services industries.


    In determining that the Merger is fair to the Public Stockholders, the Special Committee and the Board considered the above factors as a whole and did not assign specific or relative weights to them. The factors described above constitute all of the material factors considered by the Special Committee and the Board. In the view of the Special Committee and the Board, each of the factors listed above, in the aggregate, reinforced their belief that the transaction was in the best interests of the Public Stockholders.

    The Special Committee's and the Board's belief as to the procedural fairness of the Merger was based, among other things, on their recognition that (i) the Special Committee consisted of an independent director appointed by a majority of the Board of Directors to represent solely the interests of the Public Stockholders and to provide independent consideration of the transaction;
(ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained Adams, Harkness & Hill to assist in evaluating the proposed transaction and received advice from Adams, Harkness & Hill; (iv) the Cash Merger Consideration and the other terms and conditions of the Merger Agreement resulted from active arms-length bargaining between representatives of the Special Committee, on the one hand, and representatives of management of Thermo Electron on the other; and (v) the detailed review by the Special Committee and its advisors of the business and financial condition of the Company. In addition, the Merger was approved by a majority of the directors of the Company who are not employees of the Company. No other unaffiliated representative was retained to act solely on behalf of the Public Stockholders for the purposes of negotiating the terms of the Merger or the Merger Agreement.

    The Special Committee had discussed with Thermo Electron's representatives the possibility of requiring the Merger Agreement to be adopted by a majority of the Public Stockholders. However, the Special Committee and the Board ultimately decided that, following extensive negotiation of the terms of the Merger Agreement, ample procedural safeguards had been added at the Special Committee's request to the Merger Agreement, including, among others, (i) the right of the Special Committee to withdraw, modify or amend its recommendation and terminate the Merger Agreement under the circumstances described above, (ii) the condition that Adams, Harkness & Hill update its opinion prior to the mailing of this Proxy Statement and the Effective Time, and (iii) the requirement that Thermo Electron notify the Special Committee of certain offers involving the Company. See "THE MERGER."


    The Special Committee and the Board considered both the factors listed above and the financial analysis of Adams, Harkness & Hill (which was adopted by the Special Committee) in light of their knowledge of the business, financial condition and prospects of the Company in determining that the Merger is both substantively and procedurally fair to the Public Stockholders.


    THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE MERGER AGREEMENT, BELIEVE THAT THE TERMS OF THE MERGER ARE FAIR TO THE PUBLIC STOCKHOLDERS AND THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT.

    In considering the recommendation of the Special Committee and the Board with respect to the Merger Agreement, stockholders should be aware that certain members of the Special Committee and the Board have certain interests in the Merger that are different from, or in addition to, the interests of stockholders generally and that represent actual or potential conflicts of interest. The Special Committee and the Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement. See "--Conflicts of Interest."

    The Special Committee and the Board noted that, while the median values of two of the four methods of financial analysis performed by Adams, Harkness & Hill (see "--Opinion of Adams, Harkness & Hill") were above $4.50 per share (the median of the values derived from the discounted cash flow analysis, which was $5.30 per share, and the median of the values derived from the transactions premiums paid analysis, which was $4.97 per share), the variance was small enough that the analysis as a whole justified the Cash Merger Consideration, in light of all of the factors described below. In examining the difference between these median values and the proposed Cash Merger Consideration, the Special Committee and the Board acknowledged, after consultation with Adams, Harkness & Hill, that in any analysis of a range of data such as that involved in the valuation of a company, there was likely to be data at both the high and low ends of the range, some of which would be more relevant than others. For example, at the low end of the range of potential implied prices for the Common Stock based on the peer group enterprise value/last twelve months' revenues multiple, Adams, Harkness & Hill's analysis had yielded in one instance an implied equity value per share of $1.21 for the Company. The median results of each of the valuation methods used in Adams, Harkness & Hill's analysis were $2.04 per share to $5.30 per share, and the Special Committee and the Board viewed the median results as a more reliable source of valuation for the Company. The Special Committee also decided that a proper assessment of the fairness of the transaction should not involve relying on isolated components of any part of the financial analysis. Rather, the Special Committee and the Board were called upon to evaluate the overall fairness of the proposed price, looking at each component of the analysis in the aggregate. Adams, Harkness & Hill also had cautioned the Special Committee and the Board not to place undue reliance on any one part of its financial analysis, but rather encouraged the Special Committee and the Board to view the analysis as a whole. Furthermore, the Cash Merger Consideration as ultimately agreed to by the Special Committee was arrived at as a result of the lengthy negotiation process with Thermo Electron (see "--Background of the Merger"). In negotiating with the Special Committee, Thermo Electron indicated on numerous occasions that it believed the actual value of the Company, as calculated by Thermo Electron, dictated a lower price than the Cash Merger Consideration (see "--Purpose and Reasons of Thermo Electron for the Merger"). The results of these negotiations, together with the financial analysis of Adams, Harkness & Hill, factored into the determination by the Special Committee and the Board of the overall fairness of the transaction.

    In order to aid the evaluation of the Company by the Special Committee and Adams, Harkness & Hill and Adams, Harkness & Hill's assessment of the fairness, from a financial point of view, of the consideration to be received by the Public Stockholders pursuant to the Merger Agreement, the Company furnished the Special Committee and Adams, Harkness & Hill with certain projected financial data prepared by the Company's management. See "CERTAIN PROJECTED FINANCIAL DATA."

OPINION OF ADAMS, HARKNESS & HILL


    Pursuant to a letter agreement dated as of May 13, 1999 (the "Adams, Harkness & Hill Engagement Letter"), Adams, Harkness & Hill was retained by the Special Committee to render an opinion (the "Opinion") as to the fairness, from a financial point of view, to the Public Stockholders, of the consideration to be received by such Public Stockholders in connection with the Merger. The Special Committee selected Adams, Harkness & Hill for a number of reasons, including its qualifications, expertise and reputation in the area of valuation and financial advisory work. Adams, Harkness & Hill is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. After being retained by the Special Committee, Adams, Harkness & Hill also was engaged by the special committees of the Board of Directors of each of ThermoRetec and Thermo TerraTech, respectively, to render opinions as to the fairness to the holders of common stock of ThermoRetec and Thermo TerraTech other than Thermo Electron and its affiliates, of the consideration to be received by such holders in separate transactions involving Thermo Electron, and received customary fees therefor upon rendering such opinions. At the meeting of the Randers/Killam Board on October 18, 1999, Adams, Harkness & Hill rendered its oral Opinion, subsequently confirmed in writing on the same date, that, as of October 18, 1999, based upon and subject to the various considerations set forth in the Opinion, the consideration to be received by the Public Stockholders pursuant to the

Merger Agreement was fair, from a financial point of view, to such stockholders. It is a condition to the obligation of Randers/Killam to effect the Merger that Adams, Harkness & Hill shall reaffirm orally its written opinion as of the date of mailing of this Proxy Statement and at the Effective Time. On March 1, 2000, the Special Committee held a telephonic meeting with Adams, Harkness & Hill and Choate, Hall & Stewart and instructed Adams, Harkness & Hill to consider the impact of the terms of the sale on January 28, 2000 of the Company's Randers division and the announcement by Thermo Electron of the proposed sales of the Company's remaining businesses. On March 6, 2000, Adams, Harkness & Hill stated to the Special Committee that, in light of these developments, it was able to reaffirm its opinion that the $4.50 cash price to be received by the Public Stockholders pursuant to the Merger Agreement was fair to such stockholders, from a financial point of view.


    THE FULL TEXT OF THE WRITTEN OPINION OF ADAMS, HARKNESS & HILL DATED OCTOBER 18, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY ADAMS, HARKNESS & HILL IN RENDERING ITS OPINION, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. RANDERS/KILLAM SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. ADAMS, HARKNESS & HILL'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF SUCH OPINION, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF RANDERS/KILLAM COMMON STOCK AS TO HOW TO VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF ADAMS, HARKNESS & HILL SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    The following is a summary of the various sources of information and valuation methodologies used by Adams, Harkness & Hill in arriving at its Opinion regarding the proposed transaction with Thermo Electron. To determine the fairness of the transaction, Adams, Harkness & Hill employed analyses based on the following:

    - Public company peers' financial performance and relative valuations;

    - Transaction premiums paid in selected precedent acquisitions;

    - Stock price performance; and

    - Discounted cash flow analysis.

    In conducting its investigation and analysis and in arriving at its Opinion, Adams, Harkness & Hill reviewed the information and took into account the financial and economic factors it deemed relevant and material under the circumstances. The material actions undertaken by Adams, Harkness & Hill in its analysis were as follows:

    - Reviewed internal financial information concerning the business and operations of Randers/Killam that was furnished to Adams, Harkness & Hill by Randers/Killam's management for purposes of its analysis, as well as publicly available information, including but not limited to Randers/Killam's recent filings with the Commission;

    - Reviewed the Merger Agreement in the form presented to the Special Committee;

    - Compared the historical market prices and trading activity of the Common Stock with those of other publicly traded companies that Adams, Harkness & Hill deemed relevant;

    - Compared the financial position and operating results of Randers/Killam with those of other publicly traded companies that Adams, Harkness & Hill deemed relevant;

    - Compared the proposed financial terms of the Merger with the terms of other merger and acquisition transactions that Adams, Harkness & Hill deemed relevant; and

    - Held discussions with members of Randers/Killam's senior management concerning Randers/ Killam's historical and current financial condition and operating results, as well as its future prospects.

    Adams, Harkness & Hill also reviewed relevant industry market research studies, company research reports and key economic and market indicators, including interest rates, and general stock market performance. Other than as set forth above, Adams, Harkness & Hill did not review any additional information in preparing its opinion that, independently, was material to its analysis. As a part of its engagement, Adams, Harkness & Hill was not requested to, and did not, solicit any third party indications of interest in acquiring Randers/Killam. The Special Committee did not place any limitation upon Adams, Harkness & Hill with respect to the procedures followed or factors considered by Adams, Harkness & Hill in rendering its Opinion.

    In rendering its Opinion, Adams, Harkness & Hill assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Adams, Harkness & Hill by, or on behalf of, Randers/Killam, and did not independently verify such information. Adams, Harkness & Hill assumed, with the Special Committee's consent, that:

    - All material assets and liabilities (contingent or otherwise, known or unknown) of Randers/Killam are as set forth in its financial statements;

    - Obtaining any regulatory and other approvals and third party consents required for consummation of the proposed Merger would not have a material effect on the anticipated benefits of the Merger; and

    - The Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without any amendment thereto and without waiver by Randers/Killam or Thermo Electron of any of the conditions to their respective obligations thereunder.

    Adams, Harkness & Hill assumed that the projections examined by it were reasonably prepared based upon the best available estimates and good faith judgments of the Company's senior management as to the future performance of Randers/Killam. In conducting its review, Adams, Harkness & Hill did not obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Randers/Killam. After consultation with the Special Committee and with its consent, however, Adams, Harkness & Hill engaged Environmental Business International, Inc., a leading independent strategic consulting firm serving the environmental services industry, to support its assessments of environmental industry conditions. Adams, Harkness & Hill's Opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may come available, after the date of its written Opinion.

PUBLIC COMPANY PEER ANALYSIS--RANDERS/KILLAM


    Randers/Killam provides comprehensive engineering and outsourcing services and operated in four segments at the time Adams, Harkness & Hill conducted its analysis: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients including municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's Killam subsidiaries comprise the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's Randers division, which was sold on January 28, 2000 and which constituted the Process Engineering and Construction segment, provide design engineering, project management, and construction services for industrial clients. The Company's BAC Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides transportation planning and design services. The Infrastructure Engineering segment, comprised of CarlanKillam Consulting Group, Inc., provides transportation and environmental consulting, professional engineering, and architectural services.


    Accordingly, Adams, Harkness & Hill established three groups of publicly traded companies that it deemed comparable to Randers/Killam based on markets served, product offerings, business model and/or financial performance ("Peer Group Companies"). The three groups consist of:

    - Diversified Civil Engineering/Construction/Environmental/Consulting Companies

      1)  Baker (Michael) Corp.;

      2)  Jacobs Engineering Group, Inc.; and

      3)  URS Corp.

    - Environmental Services and Consulting Companies

      1)  EA Engineering Science & Technology;

      2)  Ecology and Environment;

      3)  GZA GeoEnvironmental Technologies;

      4)  Harding Lawson Associates Group; and

      5)  Tetra Tech Inc.

    - Environmental Engineering and Remediation Services

      1)  IT Group Inc.;

      2)  National Environmental Services Co.;

      3)  Sevenson Environmental Services Inc.;

      4)  TRC Companies Inc.;

      5)  Versar, Inc.; and

      6)  Weston (Roy F.) Inc.

    Adams, Harkness & Hill compared certain financial measures and metrics of Randers/Killam with those of the Peer Group Companies. Such information included: Market Capitalization ("MC"); Enterprise Value ("EV"); Price/Projected Calendar 1999 & 2000 Earnings Ratios ("Forward 1999 & 2000 P/Es"); Enterprise Value/last twelve months' ("LTM") Revenue; LTM Revenue; LTM Operating Margin; Market Capitalization/Book Value; and Year/Year Quarterly Revenue Growth.

    Enterprise Value/LTM Revenue ("EV/LTM Revenue") and Price/Earnings ("P/E") multiples imply the range of value public markets place on companies in a particular market segment. Adams, Harkness & Hill employed an EV valuation in this analysis because this methodology implies value based on a company's operations, regardless of how the company finances those operations. To determine EV, MC is calculated as the product of a company's common stock price per share (Adams, Harkness & Hill used the closing price on October 8, 1999, for all public company comparable analyses) multiplied by the number of diluted shares outstanding. The MC is then adjusted for a company's debt and cash positions by adding the debt balance and subtracting the cash balance to arrive at an EV. Unlike EV-based valuation methodologies, P/E-based valuation methodologies imply a value based on net after-tax earnings inclusive of the earnings impact of how the company finances its operations. The following equation illustrates the manner in which EV has been calculated:

    ((market value of equity) + (debt)) - (cash, cash equivalents and short-term investments)

    In order of descending EV/LTM Revenue, the Peer Group Companies (for which sufficient data was available) ranked as follows:

    1)  Tetra Tech Inc.;

    2)  National Environmental Services Co.;

    3)  URS Corp.;

    4)  IT Group Inc.;

    5)  TRC Companies Inc.;

    6)  Versar, Inc.;

    7)  Sevenson Environmental Services Inc.;

    8)  Jacobs Engineering Group, Inc.;

    9)  Ecology and Environment;

    10) Weston (Roy F.) Inc.;

    11) GZA GeoEnvironmental Technologies;

    12) Baker (Michael) Corp.;

    13) EA Engineering Science & Technology; and

    14) Harding Lawson Associates Group

    In order of descending Price/Projected Calendar 1999 Earnings (where earnings per share estimates were available), the Peer Group Companies ranked as follows:

    1)  Tetra Tech Inc.;

    2)  EA Engineering Science & Technology;

    3)  Jacobs Engineering Group, Inc.;

    4)  TRC Companies Inc.;

    5)  Harding Lawson Associates Group;

    6)  URS Corp.; and

    7)  IT Group Inc.

    In order of descending Price/Projected Calendar 2000 Earnings (where earnings per share estimates were available), the Peer Group Companies ranked as follows:

    1)  Tetra Tech Inc.;

    2)  Jacobs Engineering Group, Inc.;

    3)  URS Corp.;

    4)  IT Group Inc.; and

    5)  EA Engineering Science & Technology

    The low, high and average financial ratios for the Peer Group Companies are listed in the table below:

MULTIPLE                                                     LOW        HIGH     AVERAGE
--------                                                   --------   --------   --------
Enterprise Value/LTM Revenue.............................    0.1         1.2        0.6
Calendar Year 1999 Price/Earnings........................    8.5        21.2       14.1
Calendar Year 2000 Price/Earnings........................    4.2        17.6        9.5

    To arrive at Randers/Killam's P/E multiples for Calendar Year 1999 and Calendar Year 2000, Adams, Harkness & Hill used Randers/Killam's internal management projections, as external research analysts' projections have not been published.

    Adams, Harkness & Hill compared these ranges of multiples to the multiple implied by the proposed consideration of approximately:

    - Enterprise Value/LTM Revenue:.........................     1.3
    - Calendar Year 1999 Price/Earnings:....................    30.0
    - Calendar Year 2000 Price/Earnings:....................    18.8

TRANSACTION PREMIUMS PAID ANALYSIS

    Premiums paid in precedent public company change of control transactions typically imply the range of consideration acquirers are willing to pay above a seller's stock price prior to the announcement of the relevant transaction. Adams, Harkness & Hill reviewed 44 precedent transactions involving selected engineering and environmental services companies from January 1, 1998 to October 19, 1999, of which seven transactions involved the acquisition of the equity shares of publicly-traded companies for which share price data was available.

    In order of descending premium paid based on the seller's stock price one trading day prior to announcement, the selected environmental transactions used were as follows:

    1)  Carmeuse Lime's acquisition of Dravo Corp.;

    2)  IT Group Inc.'s acquisition of Fluor Daniel GTI;

    3)  URS Corp.'s acquisition of Dames & Moore Group;

    4)  IT Group Inc.'s acquisition of OHM Corp.;

    5)  IT Group Inc.'s acquisition of Emcon;

    6)  USA Waste Services' acquisition of Trans American Waste Industries; and

    7) Special purposes acquisition vehicle of Weiss, Peck & Greer's acquisition of ATC Group Services.

Based upon Adams, Harkness & Hill's analysis of premia paid in selected precedent environmental services industry transactions, the low, high and average premia (discounts) paid to sellers' share prices (using the buyer's share price on the day prior to the announcement date of the transaction to calculate consideration in stock transactions) for the month, week, and day prior are listed below:

                                                             LOW        HIGH     AVERAGE
                                                           --------   --------   --------
Premium Paid--1 Month prior..............................      3%        74%        42%
Premium Paid--1 Week prior...............................     (8%)       84%        33%
Premium Paid--1 Day prior................................      0%        87%        31%

    Adams, Harkness & Hill compared these ranges of historic premia to the implied premium offered by the Cash Merger Consideration to the Company's share price for the month, week and day prior to the announcement of the finalization of the Merger Agreement:

    - Premium Paid--1 Month prior:..........................     33%
    - Premium Paid--1 Week prior:...........................     24%
    - Premium Paid--1 Day prior:............................     24%

    Adams, Harkness & Hill also compared these ranges of precedent premia to the implied premium offered by the Cash Merger Consideration to the Company's share price for the month, week and day prior to the date on which the original restructuring proposal was announced and the date on which the revisions to that proposal were announced:

    Prior to original TMO reorganization announcement (8/12/98):

    - Premium Paid--1 Month prior:..........................     80%
    - Premium Paid--1 Week prior:...........................     80%
    - Premium Paid--1 Day prior:............................    140%

    Prior to TMO restructuring announcement (5/24/99):

    - Premium Paid--1 Month prior:..........................     71%
    - Premium Paid--1 Week prior:...........................     64%
    - Premium Paid--1 Day prior:............................     44%

STOCK PRICE PERFORMANCE ANALYSIS

    Adams, Harkness & Hill examined the following for Randers/Killam:

    1) Stock price performance since the date of the agreement under which Randers acquired Killam (September 19, 1997) through October 8, 1999.

    2) Stock price performance from January 1, 1998 through October 8, 1999 compared to NASDAQ Composite, S&P 500 and Russell 2000 stock indices.

    3) Stock price performance from January 1, 1998 through October 8, 1999 compared to an index of the Peer Group Companies.

    Based on the above analyses, Adams, Harkness & Hill observed that from September 19, 1997 through May 21, 1999, the day preceding Thermo Electron's announcement regarding changes to its reorganization plan, Randers/Killam's stock value had decreased 31%. Additionally, although Randers/ Killam's stock value had increased 17% from May 21, 1999, through October 8, 1999, overall, Randers/ Killam's stock value from September 19, 1997 through October 8, 1999, had decreased 20%. Further, Adams, Harkness & Hill observed that Randers/Killam's stock value had increased 12% from January 1, 1998 through October 8, 1999, compared to an increase of 83% and 37% in the NASDAQ composite and S&P 500 index, respectively, and a 2% decrease in the Russell 2000 index over the same time period. Adams, Harkness & Hill also observed that the value of Randers/Killam's Peer Group Companies, as an index, increased by 27% during the same time period.

DISCOUNTED CASH FLOW ANALYSIS

    Adams, Harkness & Hill performed a discounted cash flow analysis to estimate the present value of the stand-alone unlevered (i.e., before interest expense) after-tax cash flows of Randers/Killam. To perform the discounted cash flow analysis, Adams, Harkness & Hill used the following data sources and assumptions:

    - Randers/Killam's management projections for the year ended December 31, 1999 through the year ended December 31, 2003. Randers/Killam's unlevered after-tax cash flows were calculated as the after-tax (40% effective rate) operating earnings of Randers/Killam adjusted for the addition of non-cash expenses and the deduction of uses of cash not reflected in the income statement.

    - Weighted average cost of capital that ranged from 9.0% to 16.5%.

    - Terminal value based on Randers/Killam's earnings before interest and taxes ("EBIT") for the year ended December 31, 2003 multiplied by EBIT multiples ranging from 7.0 to 12.0.

    Adams, Harkness & Hill calculated the weighted average cost of capital for each of the Peer Group Companies, using a risk free rate of return of 6.0% and a market risk premium of 7.4%, and arrived at a range of 7.1% to 11.1%, with an average of 9.3%. In order to calculate an appropriate range of terminal values, Adams, Harkness & Hill also calculated an EV/EBIT multiple for each of the Peer Group Companies and arrived at a range of less than 0.0x to 25.9x, with an average of 10.6x.

    Adams, Harkness & Hill combined (i) the calculated present value of Randers/Killam's cash flows for the years ended December 31, 1999 through December 31, 2003, with (ii) Randers/Killam's EBIT terminal values to arrive at a range of EVs based on the above assumptions. These EVs were then adjusted by adding Randers/Killam's cash balance and subtracting its debt balance to arrive at implied MCs (i.e., equity values). Adams, Harkness & Hill divided the computed equity values by the number of shares of Randers/ Killam Common Stock outstanding and arrived at a range of implied per share values of $3.97 to $7.04, with a median implied value of $5.30.

SUMMARY OF VALUATION ANALYSES

    The foregoing summary does not purport to be a complete description of the analyses performed by Adams, Harkness & Hill. The preparation of a fairness opinion is a complex process. Adams, Harkness & Hill believes that its analyses must be considered as a whole, and that selecting portions of such analysis without considering all analyses and factors would create an incomplete view of the processes underlying its Opinion. Adams, Harkness & Hill did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by Adams, Harkness & Hill that did not support its Opinion. Any estimates contained in Adams, Harkness & Hill's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Adams, Harkness & Hill does not assume responsibility for their accuracy.


    Adams, Harkness & Hill advised the Special Committee and the Board that the valuation analyses conducted by it in rendering its Opinion (specifically, the discounted cash flow analysis, the historical stock price performance analysis, the transaction premiums paid analysis, and the peer group analysis) constituted a "going concern" analysis of the Company.


    Taken together, the information and analyses employed by Adams, Harkness & Hill lead to Adams, Harkness & Hill's overall Opinion that the consideration to be received in the Merger is fair, from a financial point of view, to the Public Stockholders.

PURPOSE AND REASONS OF THERMO ELECTRON FOR THE MERGER


    The purpose of Thermo Electron for engaging in the transactions contemplated by the Merger Agreement is for Thermo Electron to acquire all of the outstanding shares of Common Stock, other than the shares already owned by Thermo TerraTech and Thermo Electron. In determining to acquire such shares of Common Stock at this time, Thermo Electron considered the following factors: (i) recent public capital market trends affecting micro-cap companies, (ii) the latest market trends in the markets in which the Company competes, primarily the environmental-liability and resource-management services industry, (iii) the reduction in the amount of public information available to competitors about Randers/Killam's business that would result from the termination of the Company's separate Commission reporting requirements, (iv) the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time and resources of management and of the Board to stockholder and analyst inquiries, and investor and public relations, (v) the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that Thermo Electron anticipates could result in savings of approximately $450,000 per year, including the approximate cost of associated legal and accounting fees; and (vi) the Company's management would have greater flexibility to focus on long-term business goals, as opposed to quarterly earnings, as a private company.



    In addition, the Thermo Electron board of directors considered the advantages and disadvantages of certain alternatives to acquiring the Public Stockholder interest in Randers/Killam, including (i) selling its and Thermo TerraTech's equity interest in the Company and (ii) leaving Randers/Killam as a majority-owned, public subsidiary of Thermo TerraTech. The first alternative, that of selling its and Thermo TerraTech's equity interest in the Company, was briefly considered by Thermo Electron management, but it was not an alternative that was pursued at length, given that, at the time, Thermo Electron did not want to sell its equity interest, and did not want Thermo TerraTech to sell its equity interest, in the Company for the reasons set forth under "--Background of the Merger." As described in "--Thermo Electron Reorganization," Thermo Electron has since announced that it intends to sell the Company's businesses. Thermo Electron determined, following a comprehensive review of its corporate structure that began following the execution of the Merger Agreement, that the Company's businesses do not represent core businesses for Thermo Electron. Thermo Electron intends to focus exclusively on its instrument businesses, and accordingly has determined to sell the Company's businesses. The advantages to leaving Randers/Killam as a majority-owned, public subsidiary that Thermo Electron considered at the time included (i) (while the proposed form of consideration in the Merger was still the common stock of Thermo TerraTech) the avoidance of dilution to the Thermo TerraTech stockholders by the issuance of more shares of Thermo-TerraTech common stock as consideration for shares of Common Stock and (ii) maintaining the potential access Randers/Killam has to capital in the public markets as a public company. The disadvantages to leaving Randers/Killam as a majority-owned, public subsidiary that Thermo Electron considered at the time included (i) the costs associated with being a public company, (ii) the public information available to competitors about Randers/Killam's business as result of its filing obligations with the Commission, and (iii) the inability to fully integrate the operations of Randers/Killam with those of other Thermo Electron subsidiaries given the disclosure obligations of being a public company.



    Thermo Electron also considered the number of Randers/Killam shares held by the Public Stockholders, recent trends in the price of the Common Stock and the relative lack of liquidity for the Common Stock. Thermo Electron reviewed the net overall cost of the transaction and its benefits, including the transaction's contribution to Thermo Electron's earnings. Thermo Electron also explored alternative uses for the cash proposed to be used for this transaction. In addition, Thermo Electron considered that, by acquiring the minority stockholder interest in Randers/Killam, it would advance the goal of its proposed corporate reorganization, first announced in August 1998, to reduce the number of Thermo Electron's majority-owned, public subsidiaries. As described in "--Thermo Electron Reorganization," Thermo Electron announced a new reorganization plan on January 31, 2000. After consideration of the various factors described above, Thermo Electron decided to make a proposal to Randers/Killam to acquire all of the outstanding shares of Common Stock that it and Thermo TerraTech did not own. After extensive negotiations with the Special Committee, Thermo Electron proposed a price of $4.50 per share, which represented a premium of (i) approximately 105.7% over the closing price of the Common Stock reported in the consolidated transaction reporting system on August 6, 1998, the latest day immediately prior to Thermo Electron's first public announcement of the proposal to take Randers/Killam private on which the Common Stock traded (with no price having been announced) and
(ii) approximately 24.1% over the closing price of the Common Stock reported in the consolidated transaction reporting system on October 12, 1999, the latest day prior to the public announcement of the terms of Thermo Electron's proposal on which the Common Stock traded. Thermo Electron proposed to structure the transaction as a cash merger in order to transfer ownership of the equity interest in the Company in a single transaction and provide the stockholders other than Thermo TerraTech and Thermo Electron with prompt payment in cash in exchange for their shares.


    Thermo Electron beneficially owns, in the aggregate, directly and indirectly through Thermo TerraTech, approximately 96% of the outstanding Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Principal Stockholder."

POSITION OF THERMO ELECTRON AS TO FAIRNESS OF THE MERGER


    Thermo Electron considered the findings, analysis and recommendation of the Special Committee and the Board with respect to the fairness of the Merger to the Public Stockholders (see "--The Special Committee's and the Board's Recommendation"). Thermo Electron also considered each of the factors set forth in "--The Special Committee's and the Board's Recommendation." As of the date of the Merger

Agreement, Thermo Electron adopted the findings, analysis and recommendation of the Special Committee and the Board with respect to the fairness of the Merger. Thermo Electron believed that the findings, analysis and recommendation of the Special Committee and the Board could be relied upon for a determination of fairness of the Merger to the Public Stockholders because the Special Committee, who was being advised by Adams, Harkness & Hill and who was charged with representing the interests of the Public Stockholders with respect to the Merger, had found the Merger to be fair. Thermo Electron reviewed the procedures followed by the Special Committee and the Board in their evaluations of the terms of the proposed Merger, and determined them to be reasonable grounds on which to decide that the Merger was fair to the Public Stockholders. Thermo Electron further believed that it was not necessary, given the ample procedural safeguards in place in the form of the independent Special Committee and its independent legal and financial advisors, to condition the Merger on its approval by the holders of a majority of the shares of Common Stock held by the Company's Public Stockholders. Thermo Electron determined that, in its view, the Merger was procedurally fair without this condition because the interests of the Public Stockholders would be fully represented by the Special Committee, together with its advisors, who were charged with ensuring that the transaction was fair to the Public Stockholders. Based solely on the findings, analysis and recommendation of the Special Committee and its own internal review of the terms of the Merger, Thermo Electron believes that the Merger is both procedurally and substantively fair to the Public Stockholders and that the Cash Merger Consideration is fair to the Public Stockholders from a financial point of view. Thermo Electron did not attach specific weights to any factors in reaching its belief as to fairness. Thermo Electron is not making any recommendation as to how the Public Stockholders should vote on the Merger Agreement.



    In reviewing the findings, analysis and recommendation of the Special Committee and the Board with respect to the fairness of the Merger to the Public Stockholders, Thermo Electron noted that it had informed the Special Committee and Adams, Harkness & Hill that, at the time, it was not interested in selling the Company as a whole to a third party. Accordingly, a liquidation analysis of the Company was not performed. In the opinion of Thermo Electron, based on management's prior experience with liquidation analyses in transactions such as the proposed Merger, conducting a liquidation analysis of the transaction would have required "shopping" the Company to prospective purchasers. Based on its prior experience, it was the opinion of Thermo Electron that the process of shopping the Company would not only have entailed substantial time delays and allocation of management's time and energy, but would also have disrupted and discouraged the Company's employees and created uncertainty among the Company's customers and suppliers.


    Certain officers and directors of Thermo Electron are also officers and directors of the Company and have certain interests that are in addition to, or different from, the interests of the Public Stockholders. See "--Conflicts of Interest." Thermo Electron considered these potential conflicts of interest and based in part thereon, Thermo Electron's proposed offer was conditioned on, among other things, the approval of the Merger by the Special Committee and the receipt by the Special Committee of a fairness opinion from an investment banking firm.

CONFLICTS OF INTEREST

    In considering the recommendation of the Board with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of Randers/Killam have interests in connection with the Merger that present them with actual or potential conflicts of interest, as summarized below. In making their respective decisions to recommend the Merger, the Special Committee and the Board were aware of these interests and considered them among the other matters described above under "--The Special Committee's and the Board's Recommendation."

    Following consummation of the Merger, the current officers and directors of Randers/Killam will continue as the initial officers and directors of the Surviving Corporation; however, Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and

Thermo Electron's management after the Merger. Officers and directors who own Common Stock will receive the Cash Merger Consideration on the same terms as all the other stockholders.

    SPECIAL COMMITTEE

    As compensation for serving on the Special Committee, which formally met with one or more of its advisors on 23 occasions, either in person or telephonically, from November 1998 through the date of this Proxy Statement, the Board has authorized that the member of the Special Committee receive a special retainer fee of $20,000 and additional fees of $1,000 for each meeting attended in person and $500 for each meeting attended telephonically.

    Dr. Tierney holds options to acquire an aggregate of 48,300 shares of Common Stock, at exercise prices ranging from $1.90 to $3.25, which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of Randers/Killam Stock Options. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron." Further, deferred units equal to 3,352 shares of Common Stock have accumulated under the Company's deferred compensation plan for outside directors for the benefit of Dr. Tierney, which units will be converted into the right to receive the Cash Merger Consideration per unit for an aggregate cash payment of $15,084. See "THE MERGER--Deferred Compensation Plan for Directors." The options and deferred units were issued to Dr. Tierney pursuant to benefit plans approved by the Company's stockholders. Until her resignation on August 4, 1999, Dr. Tierney was also a director of Thermo Ecotek.

    THE RANDERS/KILLAM DIRECTORS AND EXECUTIVE OFFICERS

    The members of the Board of Directors, other than the member of the Special Committee, and executive officers of Randers/Killam own in the aggregate 151,501 shares of Common Stock and will receive a payment for their shares of Common Stock in the aggregate amount of $681,754.50 upon consummation of the Merger. In addition, such Board members and executive officers hold options to acquire an aggregate of 557,100 shares of Common Stock, with exercise prices ranging from $1.90 to $4.00 which will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron Common Stock on the same terms as all the other holders of Randers/Killam Stock Options. See "THE MERGER--Assumption of Randers/Killam Stock Options by Thermo Electron." See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT--Management," for information regarding beneficial ownership by the Board and executive officers of Common Stock and common stock of Thermo TerraTech and Thermo Electron.

    Further, certain members of the Board and certain executive officers hold directorship or officer positions with Thermo TerraTech and/or Thermo Electron. Mr. Melas-Kyriazi, the chief financial officer of the Company, is also a vice president and the chief financial officer of Thermo Electron, and is the chief financial officer of Thermo TerraTech. Mr. Kelleher, the chief accounting officer of the Company, is also senior vice president, finance and administration, and the chief accounting officer of Thermo Electron, and is the chief accounting officer of Thermo TerraTech. Dr. Appleton, the chairman of the Company's board of directors, is also the president, chief executive officer and a director of Thermo TerraTech, and is a vice president of Thermo Electron.
Mr. Holt, a director of the Company, is also the chief operating officer, energy and environment, of Thermo Electron, and is a director of Thermo TerraTech.
Mr. Herkert, the president, chief executive officer and a director of the Company, is also a vice president of Thermo TerraTech.

    INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of

Randers/Killam, pursuant to Randers/Killam's Certificate of Incorporation and Bylaws, as in effect on the date of the Merger Agreement. The Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in Randers/Killam's Certificate of Incorporation and Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who, as of the date of the Merger Agreement and at any time from the date of the Merger Agreement until the Effective Time, were directors or officers of Randers/Killam, unless such modification is required by law. See "THE MERGER--Indemnification and Insurance."

    In addition, Thermo Electron will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the Randers/Killam directors and officers who, on the date of the Merger Agreement, were then covered by Thermo Electron's liability insurance policy, with coverage no less favorable in amount and scope than such director's and officer's existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by Randers/Killam. See "THE MERGER--Indemnification and Insurance."


    The Merger Agreement also provides that Randers/Killam will, regardless of whether the Merger becomes effective, indemnify Dr. Susan Tierney against any costs and expenses paid in connection with any claim or action arising out of or pertaining to any action or omission in Dr. Tierney's capacity as a director or fiduciary of Randers/Killam (including as a member of the Special Committee or in connection with the transactions contemplated by the Merger Agreement) that occurs on, before or after the Effective Time, until the expiration of the statute of limitations relating to such action or omission. Randers/Killam shall pay Dr. Tierney's expenses in advance of the final disposition of the action upon receipt of an undertaking by Dr. Tierney to repay those expenses if it is later decided that she is not entitled to such payment. If the Merger becomes effective, Thermo Electron will be jointly and severally responsible for the indemnification and expenses advancement obligations as described above. If the Merger does not become effective, Thermo Electron shall only be responsible for indemnifying or advancing expenses for matters that arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement. See "THE MERGER--Indemnification and Insurance."


    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in the event that a director, by reason of his or her status as a director or officer of Randers/Killam (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of Thermo Electron, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law. See "THE MERGER--Indemnification and Insurance."

CERTAIN EFFECTS OF THE MERGER


    As a result of the Merger, the entire equity interest in the Company will be beneficially owned by Thermo Electron. Thermo Electron will have complete control over the conduct of the Company's business and will have 100% interest in the net book value and net earnings of the Company and any future increases in the value of the Company. Thermo TerraTech's and Thermo Electron's combined ownership of the Company prior to the transaction contemplated herein aggregated approximately 96%. Upon completion of this transaction, Thermo Electron's interest in the Company's net book value of $70.0 million on January 1, 2000, net income of $2,968,000 for the year ended April 3, 1999 and net loss of $12,997,000 for the nine months ended January 1, 2000, would increase from approximately 96% of such amounts to 100% of such amounts. The Public Stockholders will no longer have any interest in, and will not be stockholders of, Randers/Killam and therefore will not participate in Randers/Killam's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. Instead, the stockholders of the Company other than Thermo TerraTech, Thermo Electron and holders who perfect their Dissenters' Rights will have the right to receive the Cash Merger Consideration for each share held.


    In addition, upon consummation of the Merger, the Common Stock will no longer be traded on the AMEX, price quotations with respect to sales of shares in the public market will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the Company's obligation to file periodic financial and other information with the Commission and will make most of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholders' meetings, no longer applicable.

    For federal income tax purposes, the receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable sale of the holder's Common Stock. See "FEDERAL INCOME TAX CONSEQUENCES."


CONDUCT OF RANDERS/KILLAM'S BUSINESS AFTER THE MERGER



    Subject to the balance of this paragraph, Thermo Electron expects that the day-to-day business and operations of Randers/Killam will be conducted, for the foreseeable future, substantially as they are currently being conducted by Randers/Killam. Additionally, Thermo Electron does not currently contemplate any material change in the composition of Randers/Killam's current management except that Thermo Electron intends to appoint a board of directors comprised solely of members of the Surviving Corporation's and Thermo Electron's management after the Merger. Pursuant to its announcement on May 24, 1999 of its intention to sell its Randers division, on January 28, 2000, Randers/Killam sold substantially all of the Randers division's assets and liabilities, exclusive of certain real estate and ongoing litigation, to RGI Muskegon, Inc., a newly formed corporation that is owned and managed by the former management of the Randers division. See "BUSINESS OF THE COMPANY." In addition, Thermo Electron announced on January 31, 2000 that it intends to focus solely on its instrument businesses and, as a result, intends to sell all of the Company's remaining businesses.


CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED


    If the Merger is not consummated, the Board of Directors expects that the Company's current management will continue to operate the Company's business substantially as currently operated, until the Company's businesses are sold. See "--Conduct of Randers/Killam's Business After the Merger." No other alternatives are currently being considered.

                              THE SPECIAL MEETING

PROXY SOLICITATION

    This Proxy Statement is being delivered to Randers/Killam's stockholders in connection with the solicitation by the Board of proxies to be voted at the
Special Meeting to be held on       ,       , 2000 at 10:00 a.m., local time, at
the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454. All expenses incurred in connection with solicitation of the enclosed proxy will be paid by the Company. Officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement and the accompanying Proxy Card are first being mailed to stockholders of the
Company on or about       , 2000.

RECORD DATE AND QUORUM REQUIREMENT


    The close of business on February 14, 2000 is the Record Date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of stockholders. At the close of business on the Record Date, there were 25,437,719 shares of Common Stock issued and outstanding held by 84 holders of record and by approximately 430 persons or entities holding in nominee name.


    The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining whether a quorum exists for the transaction of business. If you hold your shares of Common Stock through a broker, bank or other nominee, generally the nominee may only vote the Common Stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on certain matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority with respect to the proposal to adopt the Merger Agreement. If a nominee cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are also counted as shares present or represented at the Special Meeting for purposes of determining whether a quorum exists.

VOTING PROCEDURES

    Under Delaware law, holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must adopt the Merger Agreement. The Merger Agreement is attached to this Proxy Statement as
Appendix A. For the purposes of the vote required under Delaware law, a failure to vote, a vote to abstain and a broker non-vote will have the same legal effect as a vote cast against adoption of the Merger Agreement. Thermo TerraTech, which owns approximately 95% of the outstanding Common Stock, and Thermo Electron, which owns approximately 1% of the outstanding Common Stock, own enough shares of Common Stock to adopt the Merger under Delaware law without the vote of the Public Stockholders and have agreed to vote their shares in favor of the Merger Agreement. In addition, the Company's directors and executive officers have expressed their intention to vote to adopt the Merger Agreement.

    If a properly executed Proxy Card is submitted and no instructions are given, the shares of Common Stock represented by that proxy will be voted "FOR" adoption of the proposed Merger Agreement.

    The Board is not aware of any other matters to be voted on at the Special Meeting. If any other matters properly come before the Special Meeting, including a motion to adjourn the Special Meeting for the purpose of soliciting additional proxies, the persons named on the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" adoption of the Merger Agreement will not be used to vote "FOR" adjournment of the Special Meeting for the purpose of allowing additional time for soliciting additional votes "FOR" the Merger Agreement.

    Under Delaware law, holders of Common Stock who do not vote in favor of the Merger Agreement and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the fair value of their shares as finally determined in accordance with the procedures under Delaware law. The fair value, as finally determined, may be more or less than the consideration to be received by other stockholders of Randers/Killam under the terms of the Merger Agreement. Failure to follow such procedures under Delaware law precisely will result in the loss of Dissenters' Rights. See "RIGHTS OF DISSENTING STOCKHOLDERS."

VOTING AND REVOCATION OF PROXIES

    A stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with the Secretary of Randers/Killam an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or
(iii) voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of Randers/Killam will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to adopt the Merger Agreement. The shares represented by the accompanying Proxy Card and entitled to vote will be voted if the Proxy Card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

EFFECTIVE TIME

    The Merger will be effective as soon as practicable following stockholder approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, and upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. See "THE MERGER--Conditions."

                                   THE MERGER

    The Merger Agreement provides that the Merger Sub, a newly-formed Delaware corporation that is a wholly owned subsidiary of Thermo Electron, will be merged with and into Randers/Killam, and that following the Merger, the separate existence of the Merger Sub will cease and Randers/Killam will continue as the Surviving Corporation.

    The terms of and conditions to the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Proxy Statement and is incorporated herein by reference. The discussion in this Proxy Statement of the Merger, and the summary description of all material terms of the Merger Agreement that is contained in this section, are subject to and qualified in their entirety by reference to the more complete information set forth in the Merger Agreement.

CONVERSION OF SECURITIES

    At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising Dissenters' Rights, shares held in treasury by Randers/ Killam and shares held by Thermo TerraTech and Thermo Electron) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration, from and after the Effective Time, all shares of Common Stock (other than shares held by stockholders exercising Dissenters' Rights), by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a stock certificate formerly representing any shares (other than shares held by stockholders exercising Dissenters' Rights) will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the stock certificate.

    No interest will be paid or accrued on the amount payable upon the surrender of any stock certificate. Payment to be made to a person other than the registered holder of the stock certificate surrendered is conditioned upon the stock certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by the Payment Agent. Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the stock certificate surrendered or establish to the satisfaction of the Payment Agent that such tax has been paid or is not payable. Six months following the Effective Date, Thermo Electron may require the Payment Agent to deliver to it any funds made available to the Payment Agent that have not been disbursed to holders of stock certificates formerly representing shares outstanding prior to the Effective Time. Neither the Payment Agent nor any party to the Merger Agreement will be liable to any holder of stock certificates formerly representing shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of the Merger Sub's common stock that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted at the Effective Time into one share of common stock of the Surviving Corporation. All shares held in treasury by Randers/Killam immediately prior to the Effective Time will, at the Effective Time, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist. Shares of Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due such dissenting stockholder pursuant to Section 262 of the DGCL. See "RIGHTS OF DISSENTING STOCKHOLDERS."

ASSUMPTION OF RANDERS/KILLAM STOCK OPTIONS BY THERMO ELECTRON

    Randers/Killam has, from time to time, issued options to acquire Common Stock pursuant to The Randers Group Incorporated 1988 Stock Option Plan and The Randers Group Incorporated Equity Incentive Plan, each as amended (together, the "Randers/Killam Stock Option Plans"). At the Effective Time, each outstanding Randers/Killam Stock Option under the Randers/Killam Stock Option Plans, whether or not exercisable, will be assumed by Thermo Electron. Each Randers/Killam Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions set forth in the applicable Randers/Killam Stock Option Plan immediately prior to the Effective Time, except that (i) each Randers/Killam Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Electron Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Randers/Killam Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Thermo Electron Common Stock, and (ii) the per share exercise price for the shares of Thermo Electron Common Stock issuable upon exercise of such assumed Randers/Killam Stock Option will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Randers/Killam Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio (as defined below), rounded up to the nearest whole cent. The Exchange Ratio is a fraction, the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price of the Thermo Electron Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system.

DEFERRED COMPENSATION PLAN FOR DIRECTORS

    At the Effective Time, the Randers/Killam deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and Randers/Killam will distribute to each participant the sum in cash equal to the balance of stock units credited to his or her deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Exchange Price.

TRANSFER OF SHARES

    Shares of Common Stock will not be transferred on the stock transfer books at or after the Effective Time. If certificates representing such shares are presented to Randers/Killam after the Effective Time, together with an executed letter of transmittal, such shares will be canceled and exchanged for the Cash Merger Consideration.

CONDITIONS

    Each party's obligation to effect the Merger is subject to the satisfaction of each of the following conditions at or prior to the Effective Time:

    (i) the Merger Agreement and the transactions contemplated therein shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon in accordance with the DGCL;

    (ii) no court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

   (iii) the Thermo Electron Common Stock subject to issuance pursuant to the Randers/Killam Stock Option Plans, each as assumed by Thermo Electron pursuant to the Merger Agreement, shall have been authorized for listing on the New York Stock Exchange.

    The obligations of Randers/Killam to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by Randers/Killam (upon the written consent of the Special Committee):

    (i) the representations and warranties of the Merger Sub and Thermo Electron in the Merger Agreement shall be true and correct in all material respects on and as of the Effective Time, except as otherwise permitted by the Merger Agreement;

    (ii) the Merger Sub and Thermo Electron shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time;

   (iii) Randers/Killam shall have received a certificate of the President, Chief Executive Officer or Vice President of Thermo Electron certifying to the effect of above clauses (i) and (ii); and

    (iv) at the time of mailing of this Proxy Statement to the stockholders of Randers/Killam and at the Effective Time, Adams, Harkness & Hill shall have reaffirmed orally its fairness opinion and shall not have withdrawn such opinion.

    The obligations of the Merger Sub and Thermo Electron to effect the Merger are subject to the satisfaction of each of the following conditions at or prior to the Effective Time, unless waived in writing by Thermo Electron:

    (i) the representations and warranties of Randers/Killam in the Merger Agreement shall be true and correct in all material respects on and as of the Effective Time, except as otherwise permitted by the Merger Agreement;

    (ii) Randers/Killam shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

   (iii) Thermo Electron shall have received a certificate of the President, Chief Executive Officer or Vice President of Randers/Killam certifying to the effect of above clauses (i) and (ii); and

    (iv) the Special Committee shall not have withdrawn its recommendation to the Board of Directors that the Merger Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of Randers/Killam (other than Thermo Electron and TerraTech).

REPRESENTATIONS AND WARRANTIES

    Randers/Killam has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, its capitalization, requisite governmental and other consents and approvals, the accuracy of information supplied for inclusion in this Proxy Statement and the Rule 13e-3 Transaction Statement on Schedule 13E-3 to be filed in connection with the Merger, and its receipt of a fairness opinion from Adams, Harkness & Hill.

    Thermo Electron and the Merger Sub have made representations and warranties in the Merger Agreement regarding, among other things, their organization and good standing, authority to enter the Merger Agreement and consummate the transactions contemplated thereby, adequacy of Thermo Electron's financial resources to pay the Cash Merger Consideration, accuracy of information supplied by Thermo Electron for submission on forms and reports required to be filed by Randers/Killam with the Commission and supplied to Adams, Harkness & Hill, and requisite governmental and other consents and approvals.

    The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger. After such expiration, none of the parties to the Merger Agreement or their respective officers, directors or principals will have any liability for any such representations or warranties.

COVENANTS

    In the Merger Agreement, Randers/Killam has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, Randers/Killam will carry on its business in the usual, regular and ordinary course, substantially consistent with past practice, will pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In the Merger Agreement, Thermo Electron has agreed that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Thermo Electron will, except for such actions which are contemplated by the Merger Agreement or certain other actions, carry on its business materially in the usual, regular and ordinary course, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Thermo Electron agreed that it will not, and will not permit any of its material subsidiaries to, take any action which would make any of the representations and warranties of Thermo Electron contained in the Merger Agreement untrue or cause Thermo Electron not to be in compliance with any covenant in the Merger Agreement.

    Thermo Electron has also agreed to give prompt notice to Randers/Killam of any written offers or indications of interest that it receives from a prospective purchaser of any material properties or assets of Randers/Killam or its subsidiaries, which set forth a proposed purchase price greater than $3 million, or in which the book value of the assets being sold is greater than $3 million, other than sales of assets in the ordinary course of business.

INDEMNIFICATION AND INSURANCE

    The Merger Agreement provides that the Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Randers/Killam, pursuant to Randers/Killam's Certificate of Incorporation and Bylaws, as in effect on the date of the Merger Agreement. The Surviving Corporation's Certificate of Incorporation and Bylaws will contain the provisions with respect to indemnification and elimination of liability for monetary damages currently set forth in Randers/Killam's Certificate of Incorporation and Bylaws, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of those individuals who, as of the date of the Merger Agreement and at any time from the date of the Merger Agreement until the Effective Time, were directors or officers of Randers/Killam, unless such modification is required by law.

    In addition, Thermo Electron will cause the Surviving Corporation, either directly or through participation in Thermo Electron's umbrella policy, to maintain in effect, for a period of six years after the Effective Time, a directors' and officers' liability insurance policy covering the Randers/Killam directors and officers who, on the date of the Merger Agreement, were then covered by Thermo Electron's liability insurance policy, with coverage no less favorable in amount and scope than such director's and officer's existing coverage. However, in no event will the Surviving Corporation be required to pay premiums for such insurance in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable to and paid by Randers/Killam.


    The Merger Agreement also provides that Randers/Killam will, regardless of whether the Merger becomes effective, indemnify Dr. Susan Tierney against any costs and expenses paid in connection with any claim or action arising out of or pertaining to any action or omission in Dr. Tierney's capacity as a director or fiduciary of Randers/Killam (including as a member of the Special Committee or in connection with the transactions contemplated by the Merger Agreement) that occurs on, before or after the Effective Time, until the expiration of the statute of limitations relating to such action or omission. Randers/Killam shall pay Dr. Tierney's expenses in advance of the final disposition of the action upon receipt of an undertaking by Dr. Tierney to repay those expenses if it is later decided that she is not entitled to such payment. If the Merger becomes effective, Thermo Electron will be jointly and severally responsible for the indemnification and expenses advancement obligations as described above. If the Merger does not become effective, Thermo Electron shall only be responsible for indemnifying or advancing expenses for matters that arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement.


    In addition, Thermo Electron has entered into separate indemnification agreements with each of the members of the Board of Directors, including the member of the Special Committee, providing for indemnification of and advancement of expenses to such directors directly by Thermo Electron in the event that a director, by reason of his or her status as a director or officer of Randers/Killam (or service as a director, officer or fiduciary of another enterprise at the request of Thermo Electron), is made or threatened to be made a party to any threatened, pending, or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if the director acted in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of Thermo Electron, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any threatened, pending or completed action, suit or proceeding by or in the right of Thermo Electron, indemnification shall be made to the maximum extent permitted under Delaware law.

TERMINATION, AMENDMENT AND WAIVER

    At any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Randers/Killam, the Merger Agreement may be terminated by the mutual written consent of the board of directors of the Merger Sub and the Board of Directors of Randers/Killam (upon approval of the Special Committee).

    In addition, either the Merger Sub or Randers/Killam (upon approval of the Special Committee), in accordance with the provisions of the Merger Agreement, may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Randers/Killam, if (i) the Merger has not been consummated by March 31, 2000 (in which case the right of Randers/Killam to terminate shall be exercised as directed by the Special Committee), unless such party's action or inaction constitutes a breach of the Merger Agreement and has been a principal cause of or resulted in the failure of the Merger to be consummated, (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or action is final and nonappealable or (iii) the approval of the stockholders of Randers/Killam necessary to consummate the Merger has not been obtained, unless such party's action or inaction constitutes a breach of the Merger Agreement and has been the principal cause of or resulted in the failure to obtain the requisite stockholder approval to consummate the Merger. Thermo Electron has agreed to vote, or cause to be voted, all of the Common Stock owned by it and any of its subsidiaries in favor of the Merger.

    In addition, the Merger Sub may terminate the Merger Agreement prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of Randers/Killam, if Randers/Killam breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from the Merger Sub.

    Randers/Killam may terminate the Merger Agreement prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Randers/Killam, if (i) the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law (which determination would result in the withdrawal or modification of the Special Committee's recommendation) or (ii) Thermo Electron or Merger Sub breaches any representation, warranty, covenant or agreement in any material respect and fails to cure such breach within 10 business days after written notice of such breach from Randers/Killam.

    Subject to the provisions of applicable law, the Merger Agreement may be amended by the parties thereto at any time by written agreement of the parties; provided, however, that Randers/Killam may not amend the Merger Agreement or waive any term thereunder without the approval of the Special Committee.

    There is no termination fee payable by either party in the event that the Merger Agreement is terminated.

SOURCE OF FUNDS

    The aggregate consideration payable in the Merger is approximately
$4.8 million. Thermo Electron intends to finance the Merger entirely from cash on hand.

EXPENSES

    The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby. Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger and the related transactions that will be paid by Randers/Killam are as follows:

COST OR FEE                                                   ESTIMATED AMOUNT
-----------                                                   ----------------
Financial advisory fees.....................................      $137,500
Legal fees..................................................       100,000
Accounting fees.............................................        15,000
Special Committee fees......................................        43,000
Printing and mailing fees...................................       100,000
Commission filing fees......................................           968
Other regulatory filing fees................................         5,000
Miscellaneous...............................................        23,532
                                                                  --------
                                                                  $425,000

    See "SPECIAL FACTORS--Opinion of Adams, Harkness & Hill" for a description of the fees to be paid to Adams, Harkness & Hill in connection with its engagement. For a description of certain fees payable to the member of the Special Committee, see "SPECIAL FACTORS--Conflicts of Interest."

ACCOUNTING TREATMENT

    The Merger will be accounted for as the acquisition of a minority interest by Thermo Electron, using the purchase method of accounting.

REGULATORY APPROVALS

    No federal or state regulatory approvals are required to be obtained that have not already been obtained, nor any regulatory requirements complied with, in connection with the consummation of the Merger by any party to the Merger Agreement, except for (i) the requirements of the DGCL in connection with stockholder approvals and consummation of the Merger and (ii) the requirements of the federal securities laws.

                       RIGHTS OF DISSENTING STOCKHOLDERS

    Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger Agreement will be entitled to have their shares of Common Stock appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of
Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Appendix C.

    Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 calendar days prior to the meeting, the Company must notify each of the holders of Common Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement constitutes such notice. Any stockholder wishing to exercise appraisal rights should review the following discussion and Appendix C carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

    A holder of shares of Common Stock wishing to exercise appraisal rights must deliver to the Company, before the vote on the approval and adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's shares of Common Stock. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the Merger Agreement will not constitute such a demand. In addition, a holder of shares of Common Stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time.

    Only a holder of record of shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Common Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Common Stock should be sent or delivered to Sandra L. Lambert, Secretary, The Randers Killam Group Inc., c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, so as to be received before the vote on the approval and adoption of the Merger Agreement at the Special Meeting.

    If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker holding Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Common Stock held in the name of the record owner.

    Within 10 calendar days after the Effective Time, the Company, as the Surviving Corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and who has not voted in favor of the Merger Agreement. Within 120 calendar days after the Effective Time, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

    Within 120 calendar days after the Effective Time, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 could be more than, the same as or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to appraisal.

    The Court may require stockholders who have demanded an appraisal and who hold Common Stock represented by certificates to submit their certificates of Common Stock to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time).

    If any stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive the Cash Merger Consideration in accordance with the Merger Agreement, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the Effective Time. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 calendar days after the Effective Time will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

    For federal income tax purposes, stockholders who receive cash for their shares of Common Stock upon exercise of Dissenters' Rights will realize taxable gain or loss. See "FEDERAL INCOME TAX CONSEQUENCES."

                        FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax considerations relevant to the Merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation. In addition, the following discussion does not include any discussion of any state, local or foreign tax consequences that may result from the Merger.

    THIS TAX DISCUSSION IS BASED UPON PRESENT UNITED STATES FEDERAL INCOME TAX LAW. EACH HOLDER OF COMMON STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS.

    For federal income tax purposes, the receipt of the Cash Merger Consideration in the Merger by holders of Common Stock will be treated as a taxable sale of the holder's Common Stock. Each holder's gain or loss per share will equal the difference between $4.50 and the holder's basis in the share of Common Stock. Such gain or loss generally will be a capital gain or loss provided that the holder has held the Common Stock as a capital asset. Capital gain or loss will be treated as long-term capital gain or loss if the holder has held the Common Stock for more than one year, and will be treated as short-term capital gain or loss if the holder has held the Common Stock for one year or less.

    A holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, adequately demonstrates this fact, or
(b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. To prevent the possibility of backup withholding, each holder must provide the Payment Agent with his or her correct TIN by completing a Form W-9 or Substitute Form W-9 or, in the case of exempt foreign persons, with certain other information by completing the appropriate Form W-8 or Substitute Form W-8. A holder of Common Stock who does not provide the above information may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. Thermo Electron (or its agent) will report to the holders of Common Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

    Neither the Company, Merger Sub, Thermo TerraTech nor Thermo Electron will recognize gain or loss for federal income tax purposes as a result of the Merger.

                            BUSINESS OF THE COMPANY

OVERVIEW


    Randers/Killam provides comprehensive engineering and outsourcing services and operates in three segments: Water and Wastewater Treatment, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients including municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's Killam subsidiaries comprise the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's BAC
Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides transportation planning and design services. The Infrastructure Engineering segment, comprised of CarlanKillam Consulting
Group, Inc., provides transportation and environmental consulting, professional engineering, and architectural services. The Company's Process Engineering and Construction segment was sold on January 28, 2000. See "--Sales of Businesses" and Appendix H attached hereto.



    The Company was originally organized as a partnership in January 1974, and was incorporated in January 1976. In May 1997, Thermo TerraTech Inc. purchased a controlling interest in The Randers Group Incorporated ("Randers"). Subsequently, Thermo TerraTech entered into a definitive agreement to transfer its wholly owned subsidiary, The Killam Group, to Randers in exchange for newly issued shares of Randers' common stock.


WATER AND WASTEWATER TREATMENT

    Through the Company's Killam Associates, Inc., Duncan, Lagnese and Associates, Incorporated, Killam Management and Operational Services, Inc., and E3-Killam, Inc. subsidiaries, the Company specializes in the design, planning, and construction observation of municipal and privately owned water treatment plants, wastewater treatment plants, and hazardous wastewater facilities. The Company provides full-service contract operations to plant owners in the private and public sectors. These services facilitate regulatory compliance, optimize day-to-day plant operations, reduce costs, provide competent and experienced personnel, and promote good community relations.


    Revenues from the Water and Wastewater Treatment segment represented approximately 54%, 57% and 69% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 9 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.


HIGHWAY AND BRIDGE ENGINEERING

    The Company's BAC Killam Inc. subsidiary provides both private and public sector clients with a broad range of consulting services that address transportation planning and design. Projects include bridge inspection, rating, and rehabilitation; new bridge design; highway corridor planning studies for new route alignment of major state highways; design of the reconstruction and widening of existing major roads; construction inspection on highway and bridge projects; infrastructure engineering, survey, and land-use planning; natural resource management; and environmental-impact studies.

    Revenues from the Highway and Bridge Engineering segment represented approximately 15%, 19% and 27% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 9 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.

INFRASTRUCTURE ENGINEERING

    The Company's CarlanKillam Consulting Group, Inc. subsidiary provides transportation and environmental consulting, professional engineering, and architectural services. CarlanKillam is also a leader in the design of innovative solutions to traffic problems and transportation needs.

    Revenues from the Infrastructure Engineering segment represented approximately 9%, 9% and 4% of the Company's total revenues in fiscal 1999, 1998 and 1997, respectively. See Note 9 to the Company's Consolidated Financial Statements included elsewhere within this Proxy Statement for financial information relating to business segments and geographical information.


PROCESS ENGINEERING AND CONSTRUCTION



    The Company's Process Engineering and Construction segment, which was sold January 28, 2000, provided design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Revenues from this segment represented approximately 23% and 16% of the Company's total revenues in fiscal 1999 and 1998, respectively. See Appendix H attached hereto for pro forma financial statements of the Company, which set forth (i) results of operations for the fiscal year ended April 3, 1999 and the nine months ended January 1, 2000, as if the sale of the Randers division had occurred at the beginning of fiscal 1999, and (ii) the financial position of the Company as of January 1, 2000, as if the sale of the Randers division had occurred as of that date.


PROPERTIES

    The location and general character of the Company's properties by business segment as of April 3, 1999, are:

WATER AND WASTEWATER TREATMENT

    The Company owns approximately 50,000 square feet of office, laboratory, and engineering space in New Jersey. The Company leases approximately 53,000 square feet of office and engineering space in Pennsylvania, New Jersey, New York, Massachusetts, and West Virginia, under leases expiring through 2003.

PROCESS ENGINEERING AND CONSTRUCTION


    The Company owned approximately 11,000 square feet of office and engineering space in Michigan. The Company leased approximately 17,000 square feet of office and engineering space in Michigan, West Virginia, Ohio, and Massachusetts, under leases expiring through 2003. The leased properties and one of the two properties owned by the Company and used in this segment were sold to the purchaser of the Randers division on January 28, 2000.


HIGHWAY AND BRIDGE ENGINEERING

    The Company leases approximately 34,000 square feet of office and engineering space in New York and New Jersey, under leases expiring through 2005.

INFRASTRUCTURE ENGINEERING

    The Company leases approximately 24,000 square feet of office and engineering space in Florida and Alabama, under leases expiring through 2000.

    The Company believes that these facilities are adequate for its present operations and that other suitable space is readily available if any of such leases are not extended.

SALES OF BUSINESSES



    On January 28, 2000, the Company sold substantially all of the assets and liabilities of its Randers division, exclusive of certain real estate and certain ongoing litigation, to RGI Muskegon, Inc. The purchaser is a newly formed Michigan corporation that is owned and managed by the former management team of the Randers division, which includes Mr. Eurich, a former Vice President and director of the Company, who resigned at the closing of the transaction. The Randers division provides engineering and construction services and constituted the Company's Process Engineering and Construction segment.



    The purchase price for the assets of the Randers division consisted of a promissory note, secured by certain real estate, in the principal amount of $538,000 bearing interest at the rate of 8.0% per annum and payable in 36 equal monthly installments of principal and interest commencing March 1, 2000. The assets sold include all of the Randers division's operating assets, active contracts and projects, and the real property located at 570 Seminole Road in Muskegon, Michigan. The liabilities assumed by the purchaser include all balance sheet liabilities, all lease obligations, and all liabilities and obligations under the active contracts and projects.



    The purchase price of the assets was determined by the parties in arms-length negotiations. In agreeing to the purchase price, the Company considered the additional costs that would be incurred by the Company if the Randers division were shut down instead of sold.



    The Company incurred a loss on the sale of approximately $2.2 million, which was included in restructuring costs for the third quarter ended January 1, 2000.



    The Company has received indications of interest from prospective purchasers and is engaged in discussions with respect to its BAC Killam and E3-Killam businesses; however, no terms for the purchase of these businesses have been agreed upon.

                       SELECTED FINANCIAL INFORMATION AND
                   RATIO OF EARNINGS (LOSS) TO FIXED CHARGES


    The selected financial information presented below as of and for the fiscal years ended April 3, 1999, and April 4, 1998, and for the fiscal year ended March 29, 1997, has been derived from Randers/Killam's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into this Proxy Statement. The selected financial information presented below as of March 29, 1997, and as of and for the fiscal years ended March 30, 1996, and April 1, 1995, has been derived from Randers/Killam's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference herein. This information should be read in conjunction with Randers/Killam's Consolidated Financial Statements and related notes incorporated by reference into this Proxy Statement. The selected financial information for the nine months ended January 1, 2000, and January 2, 1999, has not been audited but, in the opinion of Randers/Killam, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the nine months ended January 1, 2000, are not necessarily indicative of results for the entire year.



                                               NINE MONTHS ENDED
                                            -----------------------                      FISCAL YEAR(1)
                                            JANUARY 1,   JANUARY 2,   ----------------------------------------------------
                                             2000(2)        1999        1999     1998(3)    1997(4)      1996       1995
                                            ----------   ----------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..................................   $ 52,209     $61,887     $80,773    $71,583    $64,374    $58,515    $27,735
Net Income (Loss).........................    (12,997)      2,380       2,968      3,153      3,580      2,379        693
Basic and Diluted Earnings (Loss) per
  Share...................................       (.51)        .09         .12        .13        .16        .11        .03

BALANCE SHEET DATA (AT END OF PERIOD):
Working Capital...........................   $ 29,940     $28,395     $28,424    $25,822    $16,038    $13,084    $14,348
Total Assets..............................     84,938      98,304      98,145     93,193     75,434     71,893     71,886
Long-term Obligations.....................        694       1,785         774      1,948      1,260      1,883      2,551
Shareholders' Investment..................     70,033      82,378      83,014     79,998     64,731     58,725     60,278

OTHER DATA (UNAUDITED):
Book Value per Share......................   $   2.75     $  3.24     $  3.26    $  3.15    $  2.86    $  2.60    $  2.67
Cash Dividends Declared per Share.........         --          --          --         --         --         --         --

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
  (UNAUDITED)(5):
Ratio.....................................     N/A          7.14x       6.75x      6.79x
Fixed Charges Coverage Deficiency.........   $(12,706)    $    --     $    --    $    --


------------------------------

(1) Randers/Killam's 1999, 1998, 1997, 1996, and 1995 fiscal years ended
    April 3, 1999, April 4, 1998, March 29, 1997, March 30, 1996, and April 1,
    1995, respectively.


(2) Reflects a $17.9 million pretax charge for restructuring costs.


(3) Reflects the acquisition of The Randers Group Incorporated effective
    May 1997.

(4) Reflects the acquisition of CarlanKillam Consulting Group, Inc. effective November 1996.


(5) For purposes of computing the ratios of earnings to fixed charges, "earnings" represents income before income taxes, plus fixed charges, and "loss" represents loss before income taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and one-third of rental expense, which is deemed to be the interest component of such rental expense.

                                   MANAGEMENT

    The current directors and executive officers of the Company are as follows:


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
                                                       President, Chief Executive Officer and
Emil C. Herkert...........................     61      Director
Theo Melas-Kyriazi........................     40      Chief Financial Officer
Paul F. Kelleher..........................     57      Chief Accounting Officer
Nicholas M. DeNichilo.....................     47      Vice President
John P. Appleton..........................     64      Chairman of the Board and Director
Brian D. Holt.............................     50      Director
Susan F. Tierney..........................     48      Director


    All of the Company's directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion. Unless otherwise noted, the business address of each executive officer and director of the Company is 27 Bleeker Street, Millburn, New Jersey 07041, and each of such persons is a citizen of the United States.

    Emil C. Herkert has been president and a director of the Company since November 1997, and has been chief executive officer of the Company since
May 1997. In addition, he has served as a vice president of Thermo TerraTech since May 1996, as president of The Killam Group of Companies from its acquisition by Thermo TerraTech in February 1995 until its merger into the Company in May 1997, and as president of Killam Associates from 1997 through May 1998.

    Theo Melas-Kyriazi was appointed chief financial officer of the Company, Thermo TerraTech and Thermo Electron on January 1, 1999. Mr. Melas-Kyriazi joined Thermo Electron in 1986 as assistant treasurer, and became treasurer in May 1988. He was named president and chief executive officer of ThermoSpectra Corporation, a subsidiary and affiliate of Thermo Electron, in August 1994, a position he held until becoming vice president of corporate strategy for Thermo Electron in March 1998. Mr. Melas-Kyriazi remains a vice president of Thermo Electron. He is also a director of ThermoRetec. Mr. Melas-Kyriazi's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046. Mr. Melas-Kyriazi is a citizen of Greece.

    Paul F. Kelleher has been the chief accounting officer of the Company since November 1997. He has been senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron. Mr. Kelleher also serves as the chief accounting officer of Thermo TerraTech. Mr. Kelleher's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.


    Nicholas M. DeNichilo has been vice president of the Company since 1997. Prior to that time, he had served as a vice president of Killam Associates since 1985.


    John P. Appleton has been the chairman of the board and a director of the Company since November 1997. Dr. Appleton has been president, chief executive officer and a director of Thermo TerraTech since September 1993, and has served as a vice president of Thermo Electron since 1975 in various managerial capacities. He was the chief executive officer of ThermoRetec from September 1993 to May 1997. He also serves as a director of ThermoRetec.
Dr. Appleton's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    Brian D. Holt has been a director of the Company since November 1998.
Mr. Holt has been chief operating officer, environment and energy, of Thermo Electron since September 1998. He has also been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary and affiliate of Thermo Electron, since February 1994, and has been a director of Thermo Ecotek Corporation since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: ThermoRetec and Thermo TerraTech. Mr. Holt's business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

    Susan F. Tierney has been a director of the Company since November 1997.
Dr. Tierney is a partner with Lexecon Inc. From March 1993 to May 1993,
Dr. Tierney was a consultant for the U.S. Department of Energy, and from May 1993 to July 1995, she served as Assistant Secretary for Policy for the U.S. Department of Energy. Prior to that appointment, Dr. Tierney served as Secretary of Environmental Affairs for the Commonwealth of Massachusetts from January 1991 to March 1993 and as Commissioner of the Department of Public Utilities for the Commonwealth of Massachusetts from 1988 to January 1991. From March 1996 until her resignation on August 4, 1999, Dr. Tierney also served as a director of Thermo Ecotek Corporation, an affiliate of Thermo Electron.
Dr. Tierney's business address is Lexecon Inc., One Mifflin Place, Cambridge, Massachusetts 02138.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 2, 1999 with respect to the only person that was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

NAME AND ADDRESS                          NUMBER OF SHARES    PERCENTAGE OF OUTSTANDING
OF BENEFICIAL OWNER                      BENEFICIALLY OWNED   SHARES BENEFICIALLY OWNED
-------------------                      ------------------   -------------------------
Thermo Electron Corporation(1) ........      24,359,564                  95.8%
  81 Wyman Street
  Waltham, MA 02454-9046

------------------------

(1) Thermo Electron beneficially owned 95.8% of the Common Stock outstanding as of October 2, 1999, of which approximately 94.8% is owned through Thermo TerraTech and approximately 1% is owned directly. Thermo Electron, through Thermo TerraTech, has the power to elect all of the members of the Company's Board of Directors. After the Merger, Thermo Electron will beneficially own 100% of the outstanding Common Stock.

MANAGEMENT

    The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo TerraTech and Thermo Electron, as of October 2, 1999, with respect to (i) each director of the Company, (ii) the chief executive officer of the Company and other executive officers of the Company and (iii) all directors and current executive officers as a group.

    While certain directors and executive officers of the Company are also directors and executive officers of Thermo Electron or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo TerraTech or by Thermo Electron, as the case may be.


                                           THE RANDERS KILLAM             THERMO              THERMO ELECTRON
                                             GROUP INC.(2)          TERRATECH INC.(3)          CORPORATION(4)
                                         ----------------------   ----------------------   ----------------------
                                         NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
NAME(1)                                   SHARES      OF CLASS     SHARES      OF CLASS     SHARES      OF CLASS
-------                                  ---------   ----------   ---------   ----------   ---------   ----------
John P. Appleton.......................   120,000          *       305,939        1.6        154,433         *
Nicholas M. DeNichilo..................    68,800          *        38,000          *         10,175         *
Emil C. Herkert........................   252,000          *        89,900          *         46,900         *
Brian D. Holt..........................     4,000          *       250,000        1.3        287,243         *
Paul F. Kelleher.......................     8,000          *        11,197          *        203,505         *
Theo Melas-Kyriazi.....................         0          *           618          *        309,245         *
Susan F. Tierney.......................    51,652          *         1,000          *              0         *
All directors and current executive
  officers as a group (7 persons)......   504,452        1.9%      696,654        3.7%     1,011,501         *


------------------------

*   Reflects ownership of less than 1.0% of the outstanding common stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. Appleton,
    Mr. DeNichilo, Mr. Herkert, Mr. Holt, Mr. Kelleher, Dr. Tierney and all directors and current executive officers as a group include

    120,000, 68,800, 250,000, 4,000, 8,000, 48,300 and 499,100 shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Tierney and all directors and current executive officers as a group include 3,352 shares allocated through October 2, 1999, to Dr. Tierney's account maintained under the Company's Deferred Compensation Plan. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned 1.9% of the Common Stock outstanding as of such date.


(3) Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Mr. DeNichilo, Mr. Herkert, Mr. Holt, Mr. Kelleher,
    Dr. Tierney and all directors and current executive officers as a group include 275,000, 38,000, 8,000, 250,000, 5,000, 1,000 and 577,000 shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and executive officers as a group include 305, 303, 299 and 907 shares, respectively, allocated through October 2, 1999, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Other than Dr. Appleton, who beneficially owned 1.6% of the common stock of Thermo TerraTech outstanding as of October 2, 1999, and Mr. Holt, who beneficially owned 1.3% of the common stock of Thermo TerraTech outstanding as of October 2, 1999, no director or current executive officer beneficially owned more than 1.0% of the common stock of Thermo TerraTech outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned approximately 3.7% of the common stock of Thermo TerraTech outstanding as of such date.

(4) The shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Mr. DeNichilo, Mr. Herkert, Mr. Holt, Mr. Kelleher,
    Mr. Melas-Kyriazi and all directors and current executive officers as a group include 116,972, 9,750, 44,400, 284,250, 170,587, 270,074 and 896,033
    shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 1,615, 1,426, 1,071 and 4,112 shares, respectively, allocated through October 2, 1999, to accounts maintained pursuant to the ESOP. No director or named executive officer beneficially owned more than 1.0% of the common stock of Thermo Electron outstanding as of October 2, 1999; all directors and current executive officers as a group did not beneficially own more than 1.0% of the common stock of Thermo Electron outstanding as of such date.

                              CERTAIN TRANSACTIONS

    Thermo Electron has, from time to time, caused certain subsidiaries to sell minority interests to investors, resulting in several majority-owned private and publicly held subsidiaries. In addition, Thermo Electron and certain of its subsidiaries, including Thermo TerraTech, have acquired the majority interest in certain publicly held companies. Thermo TerraTech acquired the majority interest in the Company in 1997. The Company and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries."

    Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined,
(3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

    To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

    The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

    As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including general legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services in fiscal 1998 and 1999. The annual fee will remain at 0.8% of the Company's total revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1998, 1999 and the nine months ended January 1, 2000, Thermo Electron assessed the Company $679,000, $646,000 and $418,000, respectively, in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1998, 1999 and the nine months ended January 1, 2000, the Company was billed an additional $15,000, $95,000 and $9,000, respectively, by Thermo Electron for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.



    The Company and Thermo TerraTech are parties to a Tax Allocation Agreement under which both the Company and Thermo TerraTech are included in Thermo Electron's consolidated federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo TerraTech and Thermo Electron together own at least 80% of the Company's outstanding Common Stock. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo TerraTech's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In fiscal 1998 and 1999, the Company paid Thermo Electron $374,000 and $700,000, respectively, under the Tax Allocation Agreement. No amounts were paid by the Company under the Tax Allocation Agreement during the nine months ended
January 1, 2000.



    As of January 1, 2000, $19,030,000 of the Company's short-term funds were invested in a cash management arrangement with Thermo Electron. Under this arrangement, the Company lends excess cash to Thermo Electron and has the contractual right to withdraw its invested funds upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company's funds invested in the cash management arrangement earn a rate equal to the 30-day Dealer Commercial Paper Rate as reported in THE WALL STREET JOURNAL plus 50 basis points, set at the beginning of each month.



    As of January 1, 2000, the Company owed Thermo Electron and its other subsidiaries an aggregate of $119,000 for amounts due under the Services Agreement and related administrative charges, for other products and services and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and for miscellaneous items. The largest amount of net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since April 4, 1998, was $1,190,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

    From time to time, the Company may transact business with other companies in the Thermo Group. The Company purchases products and services in the ordinary course of business with other companies affiliated with Thermo TerraTech. Purchases of products and services from such affiliated companies totaled $382,000, $425,000 and $201,000 in fiscal 1998, 1999 and the nine months ended
January 1, 2000, respectively.



    The Company has received indications of interest from prospective purchasers (all of whom are unaffiliated with the Company) of the Company's BAC Killam and E-3 Killam businesses; however, no terms for the purchase of these businesses have been agreed upon. The Company (or, following the Merger, Thermo Electron) expects to select purchasers for the BAC Killam and E-3 Killam businesses by first preparing and distributing to potential purchasers (who may include unaffiliated third parties, as well as officers, directors and affiliates of the Company to the extent they express interest in the businesses for sale), an informational package regarding the businesses to be sold in order to solicit indications of interest and bids. The Company has engaged an independent investment bank and an independent advisor to, among other things, assist it in identifying and negotiating the terms of a transaction with potential buyers for the businesses to be sold. The Company (or, following the Merger, Thermo Electron) will review and evaluate any bids that it receives for the businesses based on the structure of the proposed transaction and the amount proposed to be paid, among other factors. In the event that an offer made by a director, officer or affiliate of the Company is selected, the transaction with the affiliate, officer or director will require the approval of the members of the Board of Directors who are disinterested in the transaction.

                 CERTAIN INFORMATION CONCERNING THE MERGER SUB,
                      THERMO TERRATECH AND THERMO ELECTRON

THERMO TERRATECH

    Thermo TerraTech provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations. Thermo TerraTech provides environmental-liability and resource-management services, as well as consulting services for engineering, nuclear remediation, soil remediation, and fluids recycling. In addition, Thermo TerraTech provides comprehensive engineering and outsourcing services in water and wastewater treatment, process engineering and construction, highway and bridge engineering, and infrastructure engineering; consulting services that address natural resource management issues; and metallurgical processing services. Thermo TerraTech also operates analytical laboratories that provide environmental- and pharmaceutical-testing services, primarily to commercial clients throughout the U.S.

    The principal executive offices of Thermo TerraTech are located at 85 First Avenue, Waltham, Massachusetts 02451, and its telephone number is
(781) 370-1640. Unless otherwise noted, the business address of each of the following directors and executive officers of Thermo TerraTech is 85 First Avenue, Waltham, Massachusetts 02451, and each of such persons is a citizen of the United States.


    Thermo Electron announced on January 31, 2000 that, following a comprehensive review of its corporate structure, it intends to focus solely on its instrument businesses and, as a result, intends to sell Thermo TerraTech's businesses.


DIRECTORS AND EXECUTIVE OFFICERS OF THERMO TERRATECH

    JOHN P. APPLETON:  President, Chief Executive Officer and Director


    John P. Appleton has been president, chief executive officer and a director of Thermo TerraTech since September 1993. Dr. Appleton has been chairman of the board of ThermoRetec since September 1993 and was its chief executive officer from September 1993 to May 1997. He has been chairman of the board of Randers/Killam since November 1997. Dr. Appleton has served as a vice president of Thermo Electron since 1975 in various managerial capacities.


    EMIL C. HERKERT:  Vice President

    Emil C. Herkert has been a vice president of Thermo TerraTech since 1996. For further information, please see description under "MANAGEMENT."

    BRIAN D. HOLT:  Director

    Brian D. Holt became a director of Thermo TerraTech in February 1997.
Mr. Holt has been chief operating officer, environment and energy, of Thermo Electron since September 1998. He has been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron since February 1994 and a director of that company since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: the Company and ThermoRetec. His business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

    PAUL F. KELLEHER:  Chief Accounting Officer

    Paul F. Kelleher has been the chief accounting officer of Thermo TerraTech since 1986. He has been senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from

1982 until January 1996. Mr. Kelleher also serves as the chief accounting officer of the Company. He is a director of ThermoLase Corporation, an affiliate of Thermo Electron.

    THEO MELAS-KYRIAZI:  Chief Financial Officer

    Theo Melas-Kyriazi has been chief financial officer of Thermo TerraTech, the Company and Thermo Electron since January 1999. Mr. Melas-Kyriazi joined Thermo Electron in 1986 as assistant treasurer, and became treasurer in 1988. He was named president and chief executive officer of ThermoSpectra Corporation, then a majority-owned subsidiary of Thermo Electron, in 1994, a position he held until becoming vice president of corporate strategy for Thermo Electron in 1998.
Mr. Melas-Kyriazi remains a vice president of Thermo Electron. He also is a director of ThermoRetec. Mr. Melas-Kyriazi is a citizen of Greece.
Mr. Melas-Kyriazi's business address is 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

    DONALD E. NOBLE:  Director

    Donald E. Noble has been a director of Thermo TerraTech since 1986 and served as chairman of the board from 1992 to November 1994. For more than 20 years, from 1959 to 1980, Mr. Noble served as the chief executive officer of Rubbermaid Incorporated, first with the title of president and then as chairman of the board. Mr. Noble is also a director of Thermo Fibertek Inc. and Thermo Sentron Inc., affiliates of Thermo Electron. Mr. Noble's business address is 345 North Market Street, Suite G-05, Wooster, Ohio 44691.

    JEFFREY L. POWELL:  Vice President

    Jeffrey L. Powell has been a vice president of Thermo TerraTech since 1994. Mr. Powell served as president of ThermoRetec since its inception in 1993, and as its chief executive officer from May 1997 until April 1998, when he was named senior vice president.

    WILLIAM A. RAINVILLE:  Director

    William A. Rainville has been a director of Thermo TerraTech since
February 1993 and was chairman of the board from November 1994 through February 1997. Mr. Rainville has been president and chief executive officer of Thermo Fibertek Inc., a majority owned subsidiary of Thermo Electron that develops and manufactures equipment and products for the paper making and paper recycling industries, since its inception in 1991, a senior vice president of Thermo Electron since March 1993 and a vice president of Thermo Electron from 1986 to 1993. Mr. Rainville is also chief operating officer, recycling and resource recovery, of Thermo Electron. From 1984 until January 1993,
Mr. Rainville was the president and chief executive officer of Thermo Electron Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also a director of Thermo Ecotek Corporation, Thermo Fibergen Inc., Thermo
Fibertek Inc. and ThermoRetec. Mr. Rainville's business address is
245 Winter Street, Waltham, Massachusetts 02451.

    POLYVIOS C. VINTIADIS:  Chairman of the Board and Director


    Polyvios C. Vintiadis has been a director of Thermo TerraTech since September 1992 and chairman of the board since February 1997. Mr. Vintiadis has been the chairman and chief executive officer of Towermarc Corporation, a real estate development company, since 1984. Prior to joining Towermarc Corporation, Mr. Vintiadis was a principal of Morgens, Waterfall & Vintiadis, Inc., a financial services firm, with whom he remains associated. For more than 20 years prior to that time, Mr. Vintiadis was employed by Arthur D. Little & Company, Inc. Mr. Vintiadis is also a director of Thermo Instrument
Systems Inc. and Spectra-Physics Lasers Inc., affiliates of Thermo Electron. Mr. Vintiadis' business address is Towermarc Corporation, Two Sound View Drive, Greenwich, Connecticut 06830.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO
  TERRATECH

    The following table sets forth the beneficial ownership of Common Stock, as of October 2, 1999, with respect to (i) each director and current executive officer of Thermo TerraTech and (iii) all directors and current executive officers of Thermo TerraTech as a group.

    While certain directors and executive officers of Thermo TerraTech are also directors and executive officers of Thermo Electron or its subsidiaries other than Thermo TerraTech, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or Thermo TerraTech, as the case may be.


                                                            THE RANDERS KILLAM
                                                              GROUP INC.(2)
                                                         ------------------------
                                                         NUMBER OF    PERCENTAGE
NAME (1)                                                  SHARES     OF CLASS (%)
--------                                                 ---------   ------------
John P. Appleton.......................................   120,000           *
Emil C. Herkert........................................   252,000           *
Brian D. Holt..........................................     4,000           *
Paul F. Kelleher.......................................     8,000           *
Theo Melas-Kyriazi.....................................         0           *
Donald E. Noble........................................       300           *
Jeffrey L. Powell......................................    24,000           *
William A. Rainville...................................    24,000           *
Polyvios C. Vintiadis..................................    53,688           *
All directors and current executive officers as a group
  (9 persons)..........................................   485,988         1.9


------------------------

*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. Appleton, Mr. Herkert, Mr. Holt, Mr. Kelleher, Mr. Noble, Mr. Powell, Mr. Rainville, Mr. Vintiadis and all directors and current executive officers as a group include 120,000, 250,000, 4,000, 8,000, 300, 24,000, 24,000, 48,300 and 478,600 shares, respectively, that such person or group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned 2.1% of the Common Stock outstanding as of such date.


THERMO ELECTRON

    Thermo Electron and its subsidiaries develop, manufacture and market monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, industrial process equipment; and other specialized products. Thermo Electron also provides a range of services including industrial outsourcing, particularly in environmental-liability management, laboratory analysis and metallurgical processing, and conducts advanced-technology research and development. Thermo Electron performs its business through wholly owned subsidiaries and divisions, as well as majority-owned subsidiaries that are partially owned by the public or private investors.

    On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries, including the Company. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on their respective core businesses. Thermo Electron will focus exclusively on its instrument business.


    The principal executive offices of Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000. Unless otherwise noted, the business address of each of the following directors and executive officers of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454, and each of such persons is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO ELECTRON

    SAMUEL W. BODMAN:  Director


    Samuel W. Bodman has been a director of Thermo Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials.
Mr. Bodman is a director of Cabot Oil & Gas Corporation, John Hancock Life Insurance Company, John Hancock Financial Services, Inc., Security Capital Group Incorporated and Westvaco Corporation. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.


    PETER O. CRISP:  Director

    Peter O. Crisp has been a director of Thermo Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm, for more than five years until his retirement in September 1997. He has been vice chairman of Rockefeller Financial Services, Inc. since December 1997.
Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation and United States Trust Corporation, as well as the following affiliates of Thermo Electron: Thermedics Inc. and ThermoTrex Corporation.

    ELIAS P. GYFTOPOULOS:  Director

    Elias P. Gyftopoulos has been a director of Thermo Electron since 1976.
Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996.
Dr. Gyftopoulos is also a director of the following affiliates of Thermo
Electron: Thermo BioAnalysis Corporation, Thermo Cardiosystems Inc., ThermoLase Corporation, ThermoRetec and Trex Medical Corporation. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

    GEORGE N. HATSOPOULOS:  Chairman Emeritus and Director


    George N. Hatsopoulos has been a director of Thermo Electron since he founded Thermo Electron in 1956. He was chairman of the Thermo Electron board of directors until January 1, 2000, when he became chairman emeritus. He was also the chief executive officer and president of Thermo Electron from 1956 until June1999 and January 1997, respectively. Dr. Hatsopoulos is also a director of Photoelectron Corporation and the following affiliates of Thermo Electron:
Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc. and ThermoTrex Corporation.

    BRIAN D. HOLT:  Chief Operating Officer, Environment and Energy

    Brian D. Holt became the chief operating officer, environment and energy, of Thermo Electron in September 1998. Mr. Holt has been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron, since February 1994, and has been a director of Thermo Ecotek Corporation since January 1995. For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was the president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of the following affiliates of Thermo Electron: the Company, ThermoRetec and Thermo TerraTech. Mr. Holt's business address is 245 Winter Street, Suite 300, Waltham, Massachusetts 02451.

    FRANK JUNGERS:  Director

    Frank Jungers has been a director of Thermo Electron since 1978.
Mr. Jungers has been a consultant on business and energy matters since 1977. From 1974 through 1977, Mr. Jungers was employed by the Arabian American Oil Company as the chairman and chief executive officer. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc., Georgia-Pacific Corporation, Statia Terminals Group N.V. and the following affiliates of Thermo Electron: ONIX Systems Inc., Thermo Ecotek Corporation and ThermoQuest Corporation. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

    JOHN T. KEISER:  Chief Operating Officer, Biomedical

    John T. Keiser became the chief operating officer, biomedical, of Thermo Electron in September 1998. Mr. Keiser has been president of Thermedics Inc., a majority-owned subsidiary of Thermo Electron, since March 1994, its chief executive officer since December 1998 and its senior vice president from 1994 until March 1998. Mr. Keiser was the president of the Eberline Instrument division of Thermo Instrument from 1985 to July 1994. Mr. Keiser is also a director of the following affiliates of Thermo Electron: Metrika Systems Corporation, Thermedics Detection Inc., ThermoTrex Corporation, ThermoLase Corporation, Trex Medical Corporation, Thermo Sentron Inc. and Thermo Cardiosystems Inc. He has also been the president of Thermo Biomedical Inc., a wholly owned subsidiary of Thermo Electron, since 1994.

    PAUL F. KELLEHER:  Senior Vice President, Finance and Administration

    Paul F. Kelleher has been the senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo Electron's controller from 1982 until January 1996. Mr. Kelleher is also the chief accounting officer of the Company and Thermo TerraTech, and is a director of ThermoLase Corporation, an affilate of Thermo Electron.

    EARL R. LEWIS:  Chief Operating Officer, Measurement and Detection


    Earl R. Lewis became the chief operating officer, measurement and detection of Thermo Electron in September 1998, and had been a vice president of Thermo Electron since September 1996. Mr. Lewis has been a director and chief executive officer of Thermo Instrument Systems Inc. ("Thermo Instrument") since
January 1998, and has been president of Thermo Instrument since March 1997. He was the chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was an executive vice president of Thermo Instrument from January 1996 to March 1997, a senior vice president from January 1994 to January 1996 and a vice president from March 1992 to January 1994. Prior to his appointment as Thermo Instrument's chief executive officer, Mr. Lewis was also the chief executive officer of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument, from its inception in August 1995 to January 1998 and was the president of its predecessor, Thermo Jarrell Ash Corporation for more than five years prior to 1995. Mr. Lewis is also a director of SpectRx Inc. and the following affiliates of Thermo Electron: FLIR Systems, Inc., Metrika Systems Corporation, ONIX Systems Inc., Spectra-

Physics Lasers, Inc., Thermo BioAnalysis Corporation, Thermedics
Detection Inc., Thermo Optek Corporation and ThermoQuest Corporation.


    ROBERT A. MCCABE:  Director

    Robert A. McCabe has been a director of Thermo Electron since 1962. He has been the chairman of Pilot Capital Corporation, which is engaged in private investments, since 1998. Mr. McCabe was president of Pilot Capital Corporation from 1987 to 1998. Prior to that time, Mr. McCabe was a managing director of Lehman Brothers Inc., an investment banking firm. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Borg-Warner Security Corporation, Church & Dwight Company and Thermo Optek Corporation, an affiliate of Thermo Electron. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

    THEO MELAS-KYRIAZI:  Chief Financial Officer and Vice President

    Theo Melas-Kyriazi has been the chief financial officer of Thermo Electron since January 1999 and a vice president since March 1998. In addition, Mr. Melas-Kyriazi was the treasurer of Thermo Electron from May 1988 to August 1994. Mr. Melas-Kyriazi is the chief financial officer of the Company and Thermo TerraTech. Mr. Melas-Kyriazi is also a director of ThermoRetec, an affiliate of Thermo Electron.

    HUTHAM S. OLAYAN:  Director

    Hutham S. Olayan has been a director of Thermo Electron since 1987. She has served since 1995 as the president and a director of Olayan America Corporation, a member of the Olayan Group, and as the president and a director of Competrol Real Estate Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America Corporation in 1997. The surviving company is engaged in private investments, including real estate, and advisory services. In addition, from 1985 to 1994, Ms. Olayan served as the president and a director of Crescent Diversified Limited, another member of the Olayan Group engaged in private investments. Ms. Olayan is also a director of Trex Medical Corporation, an affiliate of Thermo Electron. Ms. Olayan is a citizen of Saudi Arabia. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.

    ROBERT W. O'LEARY:  Director

    Robert W. O'Leary has been a director of Thermo Electron since June 1998. He has been the president and the chairman of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems, since 1995. From 1990 to 1995, Mr. O'Leary was the chairman of American Medical International, Inc., one of the three predecessor entities of Premier Inc. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

    WILLIAM A. RAINVILLE:  Chief Operating Officer, Recycling and Resource
Recovery

    William A. Rainville became the chief operating officer, recycling and resource recovery, of Thermo Electron in September 1998. Prior to that time, Mr. Rainville had been a senior vice president of Thermo Electron since
March 1993 and was a vice president of Thermo Electron from 1986 to 1993.
Mr. Rainville has been the president and chief executive officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron, since its inception in 1991 and a director since January 1992. From 1984 until January 1993, Mr. Rainville was the president and chief executive officer of Thermo Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also a director of the following affiliates of Thermo Electron: Thermo Ecotek Corporation, Thermo Fibergen Inc., ThermoRetec, and Thermo TerraTech. His business address is 245 Winter Street, Waltham, Massachusetts 02451.

    RICHARD F. SYRON:  President, Chief Executive Officer and Chairman of the
Board


    Richard F. Syron has been the president and chief executive officer of Thermo Electron since June 1999 and a director of Thermo Electron since September 1997. Dr. Syron became chairman of the board of directors of Thermo Electron effective January 1, 2000. From
April 1994 to May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange, Inc., which has offices located at 86 Trinity Place, New York, New York 10006. From January 1989 through April 1994, he was the president and chief executive officer of the Federal Reserve Bank of Boston. Prior to that time, he held a variety of senior positions with the Federal Home Loan Bank of Boston, the Federal Reserve Bank of Boston, the Board of Governors of the Federal Reserve System and the U.S. Department of Treasury. Dr. Syron is also a director of Dreyfus Corporation, John Hancock Life Insurance Company, John Hancock Financial Services, Inc., and the following affiliate of Thermo
Electron: Thermo Fibertek Inc.


    ROGER D. WELLINGTON:  Director

    Roger D. Wellington has been a director of Thermo Electron since 1986.
Mr. Wellington serves as the president and chief executive officer of Wellington Consultants, Inc. and of Wellington Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively. Prior to 1989, Mr. Wellington served as the chairman of the board of Augat Inc., a manufacturer of electromechanical components and systems, for more than five years. Prior to 1988, Mr. Wellington also served as the chief executive officer and president of Augat Inc. for more than ten years. Mr. Wellington is also a director of Photoelectron Corporation and Thermo Fibergen Inc., an affiliate of Thermo Electron.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF THERMO ELECTRON

    The following table sets forth the beneficial ownership of Common Stock, as of October 2, 1999, with respect to (i) each director and current executive officer of Thermo Electron and (ii) all directors and current executive officers as a group.

    While certain directors and executive officers of Thermo Electron are also directors and executive officers of majority-owned subsidiaries of Thermo Electron, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo Electron or by such majority-owned subsidiaries, as the case may be.


                                                            THE RANDERS KILLAM
                                                              GROUP INC.(2)
                                                         ------------------------
                                                         NUMBER OF    PERCENTAGE
NAME(1)                                                   SHARES     OF CLASS (%)
-------                                                  ---------   ------------
Samuel W. Bodman.......................................         0           *
Peter O. Crisp.........................................         0           *
Elias P. Gyftopoulos...................................         0           *
George N. Hatsopoulos..................................    48,000           *
Brian D. Holt..........................................     4,000           *
Frank Jungers..........................................         0           *
John T. Keiser.........................................     4,000           *
Paul F. Kelleher.......................................     8,000           *
Earl R. Lewis..........................................     4,000           *
Robert A. McCabe.......................................         0           *
Theo Melas-Kyriazi.....................................         0           *
Hutham S. Olayan.......................................         0           *
Robert W. O'Leary......................................         0           *
William A. Rainville...................................    24,000           *
Richard F. Syron.......................................         0           *
Roger D. Wellington....................................         0           *
All directors and current executive officers as a group
  (16 persons).........................................    92,000           *


------------------------

*   Reflects ownership of less than 1.0% of the outstanding Common Stock.

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.


(2) The shares of Common Stock beneficially owned by Dr. G. Hatsopoulos,
    Mr. Holt, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. Rainville and all directors and current executive officers as a group include 48,000, 4,000, 4,000, 8,000, 4,000, 24,000 and 92,000 shares, respectively, that such person or members of the group had the right to acquire within 60 days of October 2, 1999, through the exercise of stock options. No director or current executive officer beneficially owned more than 1.0% of the Common Stock outstanding as of October 2, 1999; all directors and current executive officers as a group beneficially owned less than 1.0% of the Common Stock outstanding as of such date.


THE MERGER SUB

    The Merger Sub is a newly formed Delaware corporation organized at the direction of Thermo Electron for the sole purpose of facilitating the Merger and has not conducted any prior business.

    The principal executive offices of the Merger Sub are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

DIRECTOR AND EXECUTIVE OFFICER OF THE MERGER SUB

    THEO MELAS-KYRIAZI:  President and Director

    Theo Melas-Kyriazi has been the Merger Sub's president and sole director since the Merger Sub's formation in May 1999. For further information, please see descriptions under "Directors and Executive Officers of Thermo TerraTech," and "Directors and Executive Officers of Thermo Electron," above.

OWNERSHIP OF COMMON STOCK BY EXECUTIVE OFFICER AND DIRECTOR OF THE MERGER SUB

    Please see "Ownership of Common Stock by Executive Officers and Directors of Thermo TerraTech" and "Ownership of Common Stock by Executive Officers and Directors of Thermo Electron," above, for information regarding the ownership of Common Stock by Theo Melas-Kyriazi, the sole director and executive officer of the Merger Sub.

    To the knowledge of the Company, all of the above-listed officers and directors of Thermo TerraTech, Thermo Electron, and the Merger Sub, as well as the officers and directors of the Company, intend to vote their shares of Common Stock to approve the Merger Agreement.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The Consolidated Balance Sheets as of April 3, 1999 and April 4, 1998, and the related Consolidated Statements of Operations, Shareholders' Investment, and Cash Flows for each of the three years in the period ended April 3, 1999, included in or incorporated by reference in this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report. Representatives of Arthur Andersen LLP are not expected to be at the Special Meeting.

                             STOCKHOLDER PROPOSALS

    If the Merger is not completed, Randers/Killam will set a date for its 2000 Annual Meeting of Stockholders. Pursuant to Rule 14a-8 under the Exchange Act, Randers/Killam stockholders may present proper proposals for inclusion in Randers/Killam's proxy statement and for consideration at its 2000 Annual Meeting of Stockholders, in the event the Merger is not completed, by submitting the proposals to Randers/Killam in a timely manner. In order to be included for the 2000 Annual Meeting, stockholder proposals must be received by Randers/Killam within a reasonable time before the meeting, and must otherwise comply with the requirements of Rule 14a-8.

                             ADDITIONAL INFORMATION

    Pursuant to the requirements of Section 13(e) of the Exchange Act, and Rule 13e-3 promulgated thereunder, the Company, as issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction, together with the Merger Sub, Thermo TerraTech and Thermo Electron, have filed a Schedule 13E-3 with the Commission with respect to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information, exhibits and undertakings contained in the Schedule 13E-3. Such additional information can be inspected at and obtained from the Commission in the manner set forth below under "AVAILABLE INFORMATION."

    Statements contained in this Proxy Statement or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to such contract or other document filed as an exhibit to the
Schedule 13E-3 or such other document, and each such statement shall be deemed qualified in its entirety by such reference.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide

Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The same information is also available on the Internet at http://www.FreeEDGAR.com. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THERMO TERRATECH, THERMO ELECTRON OR THE MERGER SUB. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, THE MERGER SUB, THERMO TERRATECH AND THERMO ELECTRON SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company with the Commission (File No. 0-18095) are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, as amended;

2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1999;

3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1999;


4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2000;



5. The Company's Current Report on Form 8-K, filed with the Commission on May 12, 1999, regarding modifications to the previously announced reorganization plan involving the Company;



6.  The Company's Current Report on Form 8-K, filed with the Commission on
    May 25, 1999, regarding certain pretax charges to be taken by the Company;



7. The Company's Current Report on Form 8-K, filed with the Commission on October 21, 1999, regarding the execution of the Merger Agreement; and



8. The Company's Current Report on Form 8-K, filed with the Commission on February 11, 2000, regarding the sale of the Randers division; and



9. The description of the Common Stock that is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, as amended.


    Copies of the documents listed above (other than exhibits thereto that are not specifically incorporated by reference herein) are available, without charge, to any person, including any beneficial owner of Common Stock, to whom this Proxy Statement is delivered, upon oral or written request to Sandra L. Lambert, Secretary, The Randers Killam Group Inc., c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046 (telephone (781) 622-1000).


    In addition, the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, the Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended April 3, 1999, its Quarterly Report on Form 10-Q for the quarter ended January 1, 2000 and its Current Report on Form 8-K regarding the sale of the Randers division are attached as Appendix E, F, G, and H, respectively, to this Proxy Statement.


    Any statements contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                          THERMO ELECTRON CORPORATION,
                           RK ACQUISITION CORPORATION
                                      AND
                         THE RANDERS KILLAM GROUP INC.
                          DATED AS OF OCTOBER 19, 1999

ARTICLE I THE MERGER................................................................     A-3
                 1.1.   The Merger..................................................     A-3
                 1.2.   Effective Time; Closing.....................................     A-3
                 1.3.   Effect of the Merger........................................     A-3
                 1.4.   Certificate of Incorporation; Bylaws........................     A-4
                 1.5.   Directors and Officers......................................     A-4
                 1.6.   Effect on Capital Stock.....................................     A-4
                 1.7.   Surrender of Certificates...................................     A-5
                        No Further Ownership Rights in Randers/Killam Common
                 1.8.     Stock.....................................................     A-6
                 1.9.   Lost, Stolen or Destroyed Certificates......................     A-6
                1.10.   Closing of Transfer Books...................................     A-6
                1.11.   Dissenting Shares...........................................     A-6
                1.12.   Taking of Necessary Action; Further Action..................     A-7

ARTICLE II REPRESENTATIONS AND WARRANTIES OF RANDERS/KILLAM.........................     A-7
                 2.1.   Organization of Randers/Killam..............................     A-7
                 2.2.   Randers/Killam Capital Structure............................     A-7
                 2.3.   Authority...................................................     A-8
                 2.4.   Board Approval..............................................     A-8
                 2.5.   Fairness Opinion............................................     A-8
                 2.6.   Schedule 13E-3; Proxy Statement.............................     A-8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THERMO ELECTRON AND MERGER SUB........
                                                                                         A-9
                 3.1.   Organization................................................     A-9
                 3.2.   Authority...................................................    A-10
                 3.3.   Merger Sub..................................................    A-10
                 3.4.   Information Provided to Investment Bankers..................    A-10
                 3.5.   Compliance with Agreements..................................    A-10
                 3.6.   Schedule 13E-3; Proxy Statement.............................    A-10
                 3.7.   Financial Resources.........................................    A-10

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME......................................    A-11
                 4.1.   Conduct of Business by Randers/Killam.......................    A-11
                 4.2.   Conduct of Business by Thermo Electron......................    A-11

ARTICLE V ADDITIONAL AGREEMENTS.....................................................    A-11
                 5.1.   Schedule 13E-3; Proxy Statement; Other Filings..............    A-11
                 5.2.   Meeting of Randers/Killam Stockholders......................    A-12
                 5.3.   Access to Information.......................................    A-12
                 5.4.   Public Disclosure...........................................    A-13
                 5.5.   Legal Requirements..........................................    A-13
                 5.6.   Notification of Certain Matters.............................    A-13
                 5.7.   Best Efforts and Further Assurances.........................    A-13
                 5.8.   Stock Option Plans; Reservation of Shares...................    A-14
                 5.9.   Thermo Electron Form S-8....................................    A-14
                5.10.   Indemnification; Insurance..................................    A-14
                5.11.   Deferred Compensation Plan..................................    A-16
                5.12.   Compliance by Merger Sub....................................    A-16
                5.13.   NYSE Listing................................................    A-16

ARTICLE VI CONDITIONS TO THE MERGER.................................................    A-16
                        Conditions to Obligations of Each Party to Effect the
                 6.1.     Merger....................................................    A-16

                        Additional Conditions to the Obligations of
                 6.2.     Randers/Killam............................................    A-16
                        Additional Conditions to the Obligations of Thermo Electron
                 6.3.     and Merger Sub............................................    A-17

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER.......................................    A-18
                 7.1.   Termination.................................................    A-18
                 7.2.   Notice of Termination; Effect of Termination................    A-18
                 7.3.   Fees and Expenses...........................................    A-19
                 7.4.   Amendment...................................................    A-19
                 7.5.   Extension; Waiver...........................................    A-19

ARTICLE VIII GENERAL PROVISIONS.....................................................    A-19
                 8.1.   Non-Survival of Representations and Warranties..............    A-19
                 8.2.   Notices.....................................................    A-19
                 8.3.   Counterparts................................................    A-20
                 8.4.   Entire Agreement............................................    A-20
                 8.5.   Severability................................................    A-20
                 8.6.   Other Remedies; Specific Performance........................    A-20
                 8.7.   Governing Law...............................................    A-21
                 8.8.   Assignment..................................................    A-21
                 8.9.   Headings....................................................    A-21

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of October 19, 1999 is by and among Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), RK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of TT Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Thermo Electron ("Merger Sub"), and The Randers Killam Group Inc., a Delaware corporation ("Randers/Killam").

                                    RECITALS

    A. Thermo Electron and its majority-owned subsidiary, Thermo TerraTech Inc. ("TerraTech"), own approximately 1% and 95%, respectively, of the outstanding shares of common stock, par value $.0001 per share, of Randers/Killam (the "Randers/Killam Common Stock"), and Thermo Electron desires to acquire all of the outstanding shares of Randers/Killam Common Stock not owned by Thermo Electron or TerraTech.

    B. Thermo Electron has formed the Merger Sub as a subsidiary with the intent of causing it to merge with Randers/Killam, as described in this Agreement.

    C. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Thermo Electron and Randers/Killam will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Randers/ Killam (the "Merger").

    D. The Board of Directors of Thermo Electron (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Thermo Electron, and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

    E. The Board of Directors of Randers/Killam, on the recommendation of a special committee of the Board of Directors (the "Special Committee"), consisting of a director of Randers/Killam who is not an officer or director of Thermo Electron or TerraTech or an officer of Randers/Killam, (i) has determined that this Agreement, including the Cash Merger Consideration (as defined below), and the transactions contemplated by this Agreement, are fair to, and in the best interests of, the stockholders of Randers/ Killam (other than Thermo Electron and TerraTech), (ii) has approved and declared the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has resolved to recommend the approval and adoption of this Agreement by the stockholders of Randers/Killam.

    F. Adams, Harkness & Hill ("AH&H") has delivered to the Special Committee, for its consideration, and for delivery to the stockholders of Randers/Killam, its written opinion that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion the consideration to be received by the stockholders of Randers/Killam (other than TerraTech and Thermo Electron) is fair to such stockholders from a financial point of view.

    G. Thermo Electron, Randers/Killam and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1. THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Randers/Killam, the separate corporate existence of Merger Sub shall cease and Randers/

Killam shall continue as the surviving corporation. Randers/Killam as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2. EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the Surviving Corporation shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the "Effective Time" and the date on which the Effective Time occurs being the "Effective Date") as soon as practicable on the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the executive offices of Thermo Electron at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). At the Closing, (i) Randers/Killam shall deliver to Thermo Electron the various certificates and instruments required under Article VI, (ii) Thermo Electron and Merger Sub shall deliver to Randers/Killam the various certificates and instruments required under
Article VI and (iii) Randers/Killam shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.

    1.3. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Randers/Killam and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Randers/Killam and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4.  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) Subject to the requirements of Section 5.10 hereof, at the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

        (b) Subject to the requirements of Section 5.10 hereof, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5. DIRECTORS AND OFFICERS. The directors of Randers/Killam immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified. The officers of Randers/Killam immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to serve until their successors are duly elected or appointed or qualified.

    1.6. EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Randers/Killam or the holders of any of the following securities:

        (a) CONVERSION OF RANDERS/KILLAM COMMON STOCK. Subject to the balance of this Section 1.6, each share of Randers/Killam Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive Four Dollars and Fifty Cents in cash ($4.50) (subject to adjustment pursuant to Section 1.6(g) hereof, the "Cash Merger Consideration") upon surrender of the certificate representing such share of Randers/Killam Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in
    Section 1.9). As of the Effective Time, all such shares of Randers/Killam Common Stock shall no longer be outstanding and shall be automatically canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Randers/Killam Common Stock shall cease to have any rights with respect thereto, except the right to receive the Cash Merger Consideration as described in this subsection 1.6(a).

        (b) STOCK OPTION PLANS. All options to purchase Randers/Killam Common Stock outstanding immediately prior to the Effective Time under The Randers Group Incorporated 1988 Stock Option Plan and The Randers Group Incorporated Equity Incentive Plan, each as amended (together, the "Randers/Killam Stock Option Plans"), shall be converted into options to purchase shares of the common stock, $1.00 par value per share, of Thermo Electron (the "Thermo Common Stock") in accordance with Section 5.8 hereof.

        (c) CAPITAL STOCK OF MERGER SUB. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

        (d) TREASURY STOCK; AFFILIATE STOCK. Notwithstanding any other provision of this Agreement, each share of Randers/Killam Common Stock issued and outstanding and owned by Thermo Electron or any wholly owned subsidiary of Thermo Electron, together with all treasury shares held by Randers/ Killam immediately prior to the Effective Time shall cease to be outstanding, and shall automatically be cancelled and retired without payment of any consideration therefor, cash or otherwise, and cease to exist.

        (e) ADJUSTMENTS TO CASH MERGER CONSIDERATION. The Cash Merger Consideration shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Randers/Killam Common Stock), recapitalization or other like change without receipt of consideration with respect to Randers/Killam Common Stock occurring on or after the date hereof and prior to the Effective Time.

    1.7. SURRENDER OF CERTIFICATES.

        (a) PAYMENT AGENT. Prior to the Effective Time, Thermo Electron shall authorize American Stock Transfer & Trust Company to act as the payment agent (the "Payment Agent") in the Merger. Immediately following the Effective Time, Thermo Electron shall deposit with the Payment Agent, in trust for the benefit of the holders of certificates (the "Certificates") representing shares of Randers/ Killam Common Stock converted pursuant to
    Section 1.6(a) for payment in accordance with the provisions of this
    Article I, cash in an amount equal to the product of the Cash Merger Consideration multiplied by the number of shares of Randers/Killam Common Stock entitled to conversion for payment pursuant to Section 1.6(a).

        (b) EXCHANGE PROCEDURES. As soon as practicable after, and in no event more than three business days after, the Effective Time, Thermo Electron shall cause the Payment Agent to mail to each holder of record (as of the Effective Time) of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall otherwise be in such form and have such other provisions as Thermo Electron may reasonably specify and as are reasonably acceptable to Randers/ Killam, with the approval of the Special Committee) and (ii) instructions for effecting the exchange of the Certificates for the Cash Merger Consideration. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor payment of the Cash Merger Consideration multiplied by the number of shares of Randers/Killam Common Stock represented by such Certificate, without interest, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of

    Randers/Killam Common Stock which is not registered in the transfer records of Randers/Killam as of the Effective Time, the Cash Merger Consideration may be paid in accordance with this Article I to a transferee if the Certificate evidencing such shares is presented to the Payment Agent, accompanied by all documents required by law to evidence and effect such transfer pursuant to this Section. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive payment of the Cash Merger Consideration for each share of Randers/Killam Common Stock represented on such Certificate.

        (c) TRANSFERS OF OWNERSHIP. If payment of the Cash Merger Consideration is to be made to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition of such payment that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment will have paid to Thermo Electron or any agent designated by it any transfer or other taxes required by reason of payment to a person other than the registered holder of the Certificate surrendered, or established to the satisfaction of Thermo Electron or any agent designated by it that such tax has been paid or is not payable.

        (d) NO LIABILITY. Notwithstanding anything to the contrary in this
    Section 1.7, neither the Payment Agent, Thermo Electron, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Randers/Killam Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (e) RESPONSIBILITY; TERM. During the term of its engagement, the Payment Agent shall make the payments referred to in Section 1.6(a) out of the funds supplied by Thermo Electron. Promptly following the date that is six months after the Effective Date, the Payment Agent shall, upon request by Thermo Electron, deliver to Thermo Electron all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Payment Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing shares of Randers/ Killam Common Stock may surrender such Certificate to Thermo Electron and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Cash Merger Consideration multiplied by the number of shares of Randers/Killam Common Stock represented by such Certificate, without any interest thereon.

    1.8. NO FURTHER OWNERSHIP RIGHTS IN RANDERS/KILLAM COMMON STOCK. All amounts paid upon the surrender of shares of Randers/Killam Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Randers/Killam Common Stock.

    1.9. LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay the aggregate Cash Merger Consideration in respect of such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that, as a condition precedent to the payment thereof, the owner of such lost, stolen or destroyed Certificates shall deliver a bond in such sum as Thermo Electron or the Payment Agent may reasonably direct as indemnity against any claim that may be made against Thermo Electron or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed, unless Thermo Electron waives such requirement in writing.

    1.10. CLOSING OF TRANSFER BOOKS. At the Effective Time, the stock transfer books of Randers/Killam shall be closed and no transfer of Randers/Killam Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to Thermo Electron, they shall be canceled and exchanged for rights to receive the applicable Cash Merger Consideration as provided in this Article I.

    1.11. DISSENTING SHARES. Notwithstanding any other provision of this Agreement, shares of Randers/ Killam Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders (i) who have not voted in favor of or consented to the Merger,
(ii) who shall have demanded properly in writing appraisal of such shares in accordance with DGCL Section 262 and (iii) who shall not have withdrawn such demand or otherwise forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Cash Merger Consideration. Such stockholders shall, as of the Effective Time, cease to retain any rights with respect to the Randers/Killam Common Stock, except as provided in the DGCL, including the right to receive payment of the appraised value of the shares held by them in accordance with the provisions of
Section 262, provided that all Dissenting Shares held by stockholders (i) who shall have failed to perfect or lost their rights to appraisal of such shares under Section 262, or (ii) who have withdrawn their demand for appraisal within 60 days after the Effective Date and accept the terms offered upon the Merger in accordance with Section 262(e), shall thereupon be, or be deemed to have been, converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Cash Merger Consideration, upon surrender, in the manner provided in Section 1.7, of the Certificates that formerly evidenced such shares without the prior consent of Thermo Electron.

    1.12. TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Randers/Killam and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name of Randers/Killam and Merger Sub or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II
                REPRESENTATIONS AND WARRANTIES OF RANDERS/KILLAM

    Randers/Killam represents and warrants to Thermo Electron and Merger Sub as follows:

    2.1. ORGANIZATION OF RANDERS/KILLAM. Randers/Killam and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the corporate or similar power to own, lease and operate its property and to carry on its business as now being conducted and as proposed by Randers/Killam to be conducted, and is duly qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Randers/Killam. In this Agreement, the term "Material Adverse Effect" used in reference to Randers/ Killam means any event, change or effect, that is or is reasonably likely to be, individually or in the aggregate with other events, changes or effects, materially adverse to the financial condition, assets, liabilities, results of operations or business of Randers/Killam and its subsidiaries, taken as a whole.

    2.2. RANDERS/KILLAM CAPITAL STRUCTURE. The authorized capital stock of Randers/Killam consists of 30,000,000 shares of Common Stock, par value $.0001 per share, of which there were 25,434,719 shares issued and outstanding as of October 2, 1999, and no shares in treasury as of October 2, 1999. All outstanding shares of Randers/Killam Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Randers/Killam or any agreement or document to which Randers/Killam is a party or by which it is bound. As of October 2, 1999, an aggregate of 2,097,175 shares of Randers/Killam Common Stock, net of exercises, were reserved for issuance to employees, consultants and non-employee directors pursuant to the Randers/Killam Stock Option Plans, under which options were outstanding for an aggregate of 1,272,175 shares as of such date. All shares of Randers/Killam Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.

    2.3.  AUTHORITY.

        (a) Randers/Killam has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Randers/Killam, subject only to the adoption of this Agreement by Randers/Killam's stockholders and the filing and recording of the Certificate of Merger pursuant to the DGCL. Under the DGCL, Randers/Killam's stockholders may adopt this Agreement by vote of the holders of a majority of the outstanding shares of Randers/Killam Common Stock. This Agreement has been duly executed and delivered by Randers/Killam, and assuming the due authorization, execution and delivery by Thermo Electron and Merger Sub, constitutes the valid and binding obligation of Randers/Killam, enforceable in accordance with its terms. The execution and delivery of this Agreement by Randers/Killam do not, and the performance of this Agreement by Randers/Killam will not,
    (i) conflict with or violate the Certificate of Incorporation or Bylaws of Randers/Killam or (ii) subject to obtaining the adoption by Randers/Killam's stockholders of this Agreement as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Randers/Killam or any of its material subsidiaries or by which its or their respective properties is bound, except, with respect to clause (ii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Randers/Killam or the Surviving Corporation.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality ("Governmental Entity") is required by or with respect to Randers/Killam in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware,
    (ii) the filing of the Proxy Statement and the Schedule 13E-3 (as defined in Section 2.6) with the U.S. Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

    2.4. BOARD APPROVAL. The Board of Directors of Randers/Killam, upon recommendation of the Special Committee that this Agreement, including the Cash Merger Consideration, is fair to, and in the best interests of, the stockholders of Randers/Killam (other than Thermo Electron and TerraTech), has, as of the date of this Agreement, unanimously (i) adopted a resolution approving this Agreement and declaring its advisability, (ii) determined that the Merger is fair to, and in the best interests of, Randers/ Killam and its stockholders, and
(iii) determined to recommend that the stockholders of Randers/Killam approve this Agreement.

    2.5. FAIRNESS OPINION. The Special Committee has received an opinion from AH&H dated October 18, 1999 that, as of such date, the consideration to be received by Randers/Killam's stockholders in the Merger is fair, from a financial point of view, to Randers/Killam's stockholders other than Thermo Electron and TerraTech.

    2.6 SCHEDULE 13E-3; PROXY STATEMENT. The information supplied by Randers/Killam for inclusion in the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (such Schedule, as amended or supplemented, is referred to herein as the "Schedule 13E-3") (including any information incorporated by reference in the Schedule 13E-3 from other filings made by Randers/Killam with the SEC) or (other than with respect to the information supplied by Thermo Electron and/or Merger Sub) the proxy statement to be sent to the stockholders of Randers/Killam in connection with the meeting of Randers/Killam's stockholders to consider the adoption of this Agreement and approval of the Merger (the "Randers/Killam Stockholders'

Meeting") (such proxy statement, as amended or supplemented, is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Randers/Killam Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply (other than with respect to information relating to Thermo Electron and/or Merger Sub) as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                                  ARTICLE III
        REPRESENTATIONS AND WARRANTIES OF THERMO ELECTRON AND MERGER SUB

    Thermo Electron and Merger Sub, jointly and severally, represent and warrant to Randers/Killam as follows:

    3.1. ORGANIZATION. Thermo Electron is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, each has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Thermo Electron. In this Agreement, the term "Material Adverse Effect" used in reference to Thermo Electron means any event, change or effect, that is or is reasonably likely to be, individually or in the aggregate with other events, changes or effects, materially adverse to the financial condition, assets, liabilities, results of operations or business of Thermo Electron and its subsidiaries, taken as a whole.

    3.2.  AUTHORITY.

        (a) Each of Thermo Electron and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Thermo Electron and Merger Sub, subject only to the filing and recording of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by each of Thermo Electron and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Randers/Killam, this Agreement constitutes the valid and binding obligation of each of Thermo Electron and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement by each of Thermo Electron and Merger Sub do not, and the performance of this Agreement by each of Thermo Electron and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Thermo Electron or the Certificate of Incorporation or Bylaws of Merger Sub or of any material subsidiary, direct or indirect, of Thermo Electron (each, a "Material Thermo Subsidiary"), (ii) subject to compliance with the requirements set forth in
    Section 3.2(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Randers/Killam and its wholly owned subsidiaries) or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Thermo Electron's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Randers/ Killam and its wholly owned subsidiaries) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Randers/Killam and its wholly owned subsidiaries) is a party or by which Thermo Electron or any Material Thermo Subsidiaries (including Merger Sub, but excluding Randers/Killam and its wholly owned subsidiaries) or its or any of their respective properties are bound or affected, except, with respect to clauses
    (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Thermo Electron.

        (b) All shares of Thermo Common Stock which will be subject to issuance pursuant to the Randers/Killam Stock Option Plans, each as assumed by Thermo Electron pursuant to this Agreement will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Thermo Electron or any other agreement or document to which Thermo Electron is a party or by which it is bound.

        (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Thermo Electron or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the
    Schedule 13E-3 with the SEC in accordance with the Exchange Act, and
    (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

    3.3 MERGER SUB. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

    3.4 INFORMATION PROVIDED TO INVESTMENT BANKERS. To the knowledge of Thermo Electron, the information provided by Thermo Electron and Randers/Killam to AH&H in connection with the Merger does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing sentence, any projections or forward-looking statements shall not be deemed to be statements of material facts; however, the projections were prepared in good faith and based on assumptions that were reasonable at the time such projections were prepared, given the information known by management at such time. Furthermore, it is recognized that such projections and forward-looking statements do not constitute any warranty as to the future performance of Thermo Electron or Randers/Killam and that actual results may vary from projected results.

    3.5 COMPLIANCE WITH AGREEMENTS. The treatment provided for herein with respect to outstanding options under the Randers/Killam Stock Option Plans is in compliance with the applicable agreements and instruments governing such securities. No consent or approval of the holders of such instruments is required in connection with the transactions contemplated by this Agreement.

    3.6 SCHEDULE 13E-3; PROXY STATEMENT. The information supplied by Thermo Electron for inclusion in the Schedule 13E-3 (including any information incorporated by reference in the Schedule 13E-3 from other filings made by Thermo Electron with the SEC) or (other than with respect to the information supplied by Randers/Killam) the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders, at the time of the Randers/Killam Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply (with respect to information relating to Thermo Electron) as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

    3.7. FINANCIAL RESOURCES. Thermo Electron has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1. CONDUCT OF BUSINESS BY RANDERS/KILLAM. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Randers/Killam shall, except for such actions which are contemplated by this Agreement or reasonably appropriate in connection with the transactions contemplated by this Agreement, and except as consented to by Thermo Electron, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    4.2 CONDUCT OF BUSINESS BY THERMO ELECTRON. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Thermo Electron
(i) shall, except for such actions which are contemplated by this Agreement or reasonably appropriate in connection with the transactions contemplated by this Agreement, or which are undertaken in connection with the Merger or with the reorganization of Thermo Electron and its subsidiaries as publicly announced or as disclosed to AH&H prior to the date of this Agreement, carry on its business materially in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings; and
(ii) shall not, and shall not permit any Material Thermo Subsidiary to, take any action which would make any of the representations and warranties of Thermo Electron contained herein untrue or cause Thermo Electron not to be in compliance with any covenant set forth herein.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1.  SCHEDULE 13E-3; PROXY STATEMENT; OTHER FILINGS.

        (a) As promptly as practicable after the execution of this Agreement, Thermo Electron, TerraTech and Randers/Killam will jointly prepare and file with the SEC the Schedule 13E-3 and the Proxy Statement. Thermo Electron, TerraTech and Randers/Killam will cause the Proxy Statement to be mailed to stockholders of Randers/Killam at the earliest practicable time. Each party will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Merger. Whenever any event occurs that is required to be set forth in an amendment or supplement to the
    Schedule 13E-3 or the Proxy Statement, the relevant party will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Randers/Killam, such amendment or supplement.

        (b) The information supplied by Randers/Killam for inclusion in the
    Schedule 13E-3 or the Proxy Statement (including any information incorporated by reference in the Schedule 13E-3 or the

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    Proxy Statement from other filings made by Randers/Killam with the SEC) will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Randers/Killam stockholders, at the time of the Randers/Killam Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they were made, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Randers/ Killam Stockholders' Meeting which has become false or misleading.

        (c) The information supplied by Thermo Electron and Merger Sub for inclusion in the Schedule 13E-3 or the Proxy Statement (including any information incorporated by reference in the Schedule 13E-3 or the Proxy Statement from other filings made by Thermo Electron with the SEC) will not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Randers/Killam stockholders, at the time of the Randers/Killam Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they were made, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Randers/Killam Stockholders' Meeting which has become false or misleading.

        (d) The Proxy Statement will include the recommendation of the Special Committee in favor of approval of this Agreement (except that the Special Committee may withdraw, modify or refrain from making such recommendation to the extent that the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Special Committee's fiduciary duties under applicable law).

        (e) The Proxy Statement will include the recommendation of the Board of Directors of Randers/ Killam in favor of approval of this Agreement (except that the Board of Directors of Randers/Killam may withdraw, modify or refrain from making such recommendation to the extent that the Board determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's fiduciary duties under applicable law).

        (f) To the extent that the Special Committee or the Board withdraws, modifies or refrains from making their respective recommendations pursuant to Sections 5.1(d) or (e) hereof, the Proxy Statement will reflect such action.

    5.2. MEETING OF RANDERS/KILLAM STOCKHOLDERS. Promptly after the date hereof, Randers/Killam will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Randers/Killam Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. Unless the Special Committee determines after consultation with outside legal counsel that to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law, Randers/Killam will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the DGCL to obtain such approvals. Thermo Electron shall vote, or cause to be voted, all of the Randers/Killam Common Stock then owned by it and any of its subsidiaries in favor of the approval of this Agreement and the Merger.

    5.3. ACCESS TO INFORMATION. Subject to applicable legal restrictions, each of the parties hereto will afford the other (including, in the case of Randers/Killam, the Special Committee) and each of their respective accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of each of them during the period prior to the Effective

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Time to obtain all information concerning their respective businesses, including the status of their respective product development efforts, properties, results of operations and personnel, as each of them may reasonably request. Each of the parties hereto agrees that it will, and will cause its representatives and agents to, keep all such information confidential and will not, and will cause its representatives or agents not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, none of the parties hereto shall be required to keep confidential any information
(i) which is or becomes generally available to the public, other than by wrongful disclosure by the disclosing party in violation of this Agreement, or
(ii) which becomes available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or any officer or director of such party.

    5.4. PUBLIC DISCLOSURE. Thermo Electron and Randers/Killam will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. Promptly upon the execution hereof, the parties shall jointly make a press release with respect to the transactions contemplated by this Agreement, in form reasonably satisfactory to the Special Committee, and Randers/Killam shall, within five days after the execution hereof, file with the SEC a Current Report on Form 8-K, which shall attach as an exhibit this Agreement.

    5.5. LEGAL REQUIREMENTS. Subject to the terms of this Agreement, each of Thermo Electron, Merger Sub and Randers/Killam will take all reasonable actions necessary or desirable to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and including using its reasonable best efforts to defend any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

    5.6. NOTIFICATION OF CERTAIN MATTERS. Subject to the terms of this Agreement, Thermo Electron and Merger Sub will give prompt notice to Randers/Killam, and Randers/Killam will give prompt notice to Thermo Electron, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or
(b) any material failure of Thermo Electron and Merger Sub or Randers/Killam, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. From the date of this Agreement until the Effective Time, Thermo Electron will give prompt notice to Randers/Killam (including, without limitation, the Special Committee) of any written offers or indications of interest it receives from a prospective purchaser of any material properties or assets of Randers/Killam or its subsidiaries, which set forth a proposed purchase price greater than $3 million or in which the book value of the assets being sold is greater than $3 million, other than sales of assets and services in the ordinary course of business. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

    5.7. BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Thermo Electron and Randers/Killam under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, it being understood that such efforts shall not include any obligation to settle any litigation prompted hereby. Subject to the terms hereof, each party hereto, at the reasonable request of another party hereto, will execute and deliver such

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other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

    5.8.  STOCK OPTION PLANS; RESERVATION OF SHARES.

        (a) At the Effective Time, each outstanding option to purchase shares of Randers/Killam Common Stock (each a "Randers/Killam Stock Option") under the Randers/Killam Stock Option Plans, whether or not exercisable, will be assumed by Thermo Electron. Each Randers/Killam Stock Option so assumed by Thermo Electron under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Randers/Killam Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each Randers/Killam Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Common Stock equal to the product of the number of shares of Randers/Killam Common Stock that were issuable upon exercise of such Randers/Killam Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Cash Merger Consideration and the denominator of which is the closing price of the Thermo Common Stock on the day immediately preceding the Effective Date as reported in the consolidated transaction reporting system, rounded down to the nearest whole number of shares of Thermo Common Stock, and (ii) the per share exercise price for the shares of Thermo Common Stock issuable upon exercise of such assumed Randers/Killam Stock Option will be equal to the quotient determined by dividing the exercise price per share of Randers/ Killam Common Stock at which such Randers/Killam Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Thermo Electron will issue to each holder of an outstanding Randers/Killam Stock Option a notice describing the foregoing assumption of such Randers/Killam Stock Option by Thermo Electron.

        (b) Thermo Electron will reserve sufficient shares of Thermo Common Stock for issuance under this Section 5.8.

    5.9. THERMO ELECTRON FORM S-8. Thermo Electron agrees to file a registration statement on Form S-8 or, if possible, an amendment to Thermo Electron's then effective registration statement on Form S-8, for the shares of Thermo Common Stock issuable with respect to the assumed Randers/Killam Stock Options within five (5) business days of the Effective Time, and shall keep such registration statement effective for so long as any such options remain outstanding.

    5.10.  INDEMNIFICATION; INSURANCE.

        (a) The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of Randers/Killam, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, as of the date hereof and at any time from the date hereof to the Effective Time, were directors or officers of Randers/Killam, unless such modification is required by law. The Surviving Corporation shall, and Thermo Electron will cause the Surviving Corporation to, fulfill and honor in all respects the indemnification obligations of Randers/Killam pursuant to the provisions of the Certificate of Incorporation and the Bylaws of Randers/Killam as in effect on the date of this Agreement.

        (b) For a period of six (6) years after the Effective Time, Thermo Electron shall cause the Surviving Corporation to, either directly or through participation in Thermo Electron's umbrella policy, maintain in effect a directors' and officers' liability insurance policy covering those Randers/ Killam directors and officers currently covered by Thermo Electron's liability insurance policy with coverage no less favorable in amount and scope than existing coverage for such Randers/Killam

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    directors and officers (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided, however, that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this
    Section 5.10, directly or through participation in Thermo Electron's policy, an amount per annum in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable and payable by Randers/Killam (the "Maximum Premium") with respect to such insurance, or, if the cost of such insurance exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium.

        (c) Randers/Killam shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless Susan Tierney ("Tierney") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in Tierney's capacity as a director (including, without limitation, as a member of the Special Committee) or fiduciary of Randers/Killam (including, without limitation, in connection with the transactions contemplated by this Agreement) occurring on, before or after the Effective Time (or, if this Agreement is terminated without the Merger becoming effective, occurring on, before or after the date of such termination), until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to Tierney to the fullest extent permitted under applicable law, upon receipt from Tierney of an undertaking (which need not be secured or subject to a bond or other requirement) to repay any advanced expenses if it shall ultimately be determined that Tierney is not entitled to be indemnified against such expenses). If the Merger becomes effective, Thermo Electron shall be jointly and severally responsible, to the fullest extent permitted by applicable law (it being understood that applicable law may permit Thermo Electron to indemnify or advance expenses to Tierney under circumstances in which Randers/Killam could not do so), for the indemnification and advancement of expenses obligations provided for in the first sentence of this Section 5.10(c). If the Merger does not become effective, Thermo Electron shall have the same responsibilities set forth in the immediately preceding sentence, except that Thermo Electron shall have no responsibility for indemnifying or advancing expenses to Tierney with respect to matters that do not arise out of or pertain to the work of the Special Committee, this Agreement or the transactions contemplated hereby. In the event of any claim, action, suit, proceeding or investigation covered by this Section 5.10(c), (i) Randers/Killam, Thermo Electron and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by Tierney, promptly after statements therefor are received, and (ii) Randers/Killam, Thermo Electron and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Randers/Killam nor Thermo Electron nor the Surviving Corporation shall be liable for any settlement effected without Thermo Electron's prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that, in the event any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. In connection with Thermo Electron or the Surviving Corporation making any payment or advancing any funds pursuant to this Section 5.10(c), Thermo Electron or the Surviving Corporation, as the case may be, shall be entitled to require Tierney to use commercially reasonable efforts, at the cost and expense of Thermo Electron and the Surviving Corporation, to cause Thermo Electron or the Surviving Corporation, as the case may be, to be subrogated to Tierney's rights under any insurance coverage maintained by the Surviving Corporation, Thermo Electron or any of their respective affiliates with respect to the underlying subject matter of, and to the extent of, such payment or advance.

        (d) In the event Randers/Killam, Thermo Electron or the Surviving Corporation or any of their respective successors or assigns
    (i) consolidates with or merges into any other person and shall not be

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    the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties or assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Randers/Killam, Thermo Electron and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

        (e) Heirs, representatives and estates of the officers and directors of Randers/Killam (including, without limitation, Tierney) shall have the right to enforce the obligations arising under this Section 5.10.

        (f) The rights of the officers and directors of Randers/Killam (including, without limitation, Tierney) under this Section 5.10 are in addition to any rights of such persons under separate indemnification agreements any such persons may have with Randers/Killam and/or Thermo Electron, under the Certificate of Incorporation or Bylaws of Randers/Killam or Thermo Electron or otherwise.

    5.11. DEFERRED COMPENSATION PLAN. Subject to obtaining the consents of the affected participants, at the Effective Time, the Randers/Killam Deferred Compensation Plan for Directors (the "Deferred Compensation Plan") will terminate, and Randers/Killam will distribute to each participant the sum in cash equal to the balance of stock units credited to his or her deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Cash Merger Consideration.

    5.12 COMPLIANCE BY MERGER SUB. Thermo Electron shall cause Merger Sub to timely perform and comply with all of its obligations under or related to this Agreement. Thermo Electron will ensure that Merger Sub has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).

    5.13 NYSE LISTING. Thermo Electron shall use its best efforts to cause all shares of Thermo Common Stock which will be subject to issuance pursuant to the Randers/Killam Stock Option Plans, each as assumed by Thermo Electron pursuant to this Agreement, to be authorized for listing on the New York Stock Exchange.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1. CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

        (b) NYSE LISTING. The Thermo Common Stock which will be subject to issuance pursuant to the Randers/Killam Stock Option Plans, each as assumed by Thermo Electron pursuant to this Agreement, shall have been authorized for listing on the New York Stock Exchange.

        (c) STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted by the requisite vote under the DGCL by the stockholders of Randers/Killam.

    6.2. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF RANDERS/KILLAM. The obligations of Randers/ Killam to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective

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Time of each of the following conditions, any of which may be waived, in writing, exclusively by Randers/ Killam (provided that the Special Committee shall have consented in writing to any such waiver):

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Thermo Electron and Merger Sub contained in this Agreement shall be true and correct in all material respects (other than those already qualified by a materiality standard, which shall be true and correct in all respects) on and as of the Effective Time, except for changes expressly contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time; and Randers/Killam shall have received a certificate to such effect signed on behalf of Thermo Electron by the President, Chief Executive Officer or Vice President of Thermo Electron; and

        (b) AGREEMENTS AND COVENANTS. Thermo Electron and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Randers/Killam shall have received a certificate to such effect signed on behalf of Thermo Electron by the President, Chief Executive Officer or Vice President of Thermo Electron.

        (c) FAIRNESS OPINION. At the time of mailing of the Proxy Statement to the stockholders of Randers/Killam and at the Effective Time, AHH shall have reaffirmed orally the fairness opinion previously prepared and delivered by it to the Special Committee and AHH shall not have withdrawn such opinion.

    6.3. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THERMO ELECTRON AND MERGER SUB. The obligations of Thermo Electron and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Thermo Electron:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Randers/Killam contained in this Agreement shall be true and correct in all material respects (other than those already qualified by a materiality standard, which shall be true and correct in all respects) on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a Material Adverse Effect on Randers/Killam; and Thermo Electron and Merger Sub shall have received a certificate to such effect signed on behalf of Randers/Killam by the President, Chief Executive Officer or Vice President of Randers/Killam; and

        (b) AGREEMENTS AND COVENANTS. Randers/Killam shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Thermo Electron shall have received a certificate to such effect signed on behalf of Randers/Killam by the President, Chief Executive Officer or Vice President of Randers/Killam.

        (c) NO WITHDRAWAL OF SPECIAL COMMITTEE RECOMMENDATION. The Special Committee shall not have withdrawn its recommendation to the Board of Directors of Randers/Killam as set forth in Section 2.4 hereof.

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                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of Randers/Killam:

        (a) by mutual written consent duly authorized by the Boards of Directors of Merger Sub and Randers/Killam (upon approval of the Special Committee);

        (b) by either Randers/Killam (at the direction of the Special Committee) or Merger Sub if the Merger shall not have been consummated by March 31, 2000; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

        (c) by either Randers/Killam (upon approval of the Special Committee) or Merger Sub if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

        (d) by either Randers/Killam (upon approval of the Special Committee) or Merger Sub if the required approval of the stockholders of Randers/Killam contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Randers/Killam where the failure to obtain stockholder approval of Randers/Killam shall have been caused by the action or failure to act of Randers/Killam in breach of this Agreement and the right to terminate this Agreement under this Section 7.1(d) shall not be available to Merger Sub where the failure to obtain the requisite vote by the stockholders of Randers/Killam shall have been caused by the failure of Thermo Electron or any direct or indirect subsidiary of Thermo Electron (whether or not wholly-owned) to vote its shares of Randers/Killam Common Stock in favor of the Merger and this Agreement);

        (e) by Randers/Killam if the Special Committee determines after consultation with outside legal counsel that failure to do so would be inconsistent with the Board's or the Special Committee's fiduciary duties under applicable law;

        (f) by Randers/Killam (upon approval of the Special Committee), upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Electron or Merger Sub set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.2(a) or
    Section 6.2(b) would not be satisfied as of the time of such breach and
    (ii) such breach shall not have been cured by Thermo Electron or Merger Sub within ten (10) business days following receipt by Thermo Electron of written notice of such breach from Randers/Killam; or

        (g) by Merger Sub, upon a breach of any representation, warranty, covenant or agreement on the part of Randers/Killam set forth in this Agreement, if (i) as a result of such breach the conditions set forth in
    Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Randers/Killam within ten (10) business days following receipt by Randers/Killam of written notice of such breach from Merger Sub.

    7.2. NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto (or, in the case of a termination pursuant to Section 7.1(f) or 7.1(g), the expiration of the ten business day period referred to therein). In the event of the termination of this Agreement as

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provided in Section 7.1, this Agreement shall be of no further force or effect, except that (i) the confidentiality obligations of each party hereto contained in Section 5.3, the obligations contained in Section 5.10, and the provisions of Sections 7.2, 7.3 and 8.1 shall survive any such termination and (ii) nothing herein shall relieve any party from liability for any willful and material breach of this Agreement.

    7.3. FEES AND EXPENSES. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    7.4. AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided, however, that Randers/Killam may not amend this Agreement without the approval of the Special Committee.

    7.5. EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that Randers/ Killam may not take any such actions without the approval of the Special Committee. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Randers/Killam, Thermo Electron and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms, or as the context requires, survive the Effective Time shall survive the Effective Time.

    8.2. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Thermo Electron or Merger Sub, to:

        Thermo Electron Corporation
       81 Wyman Street
       Waltham, MA 02454
       Attention: President
       Telephone: (781) 622-1000
       Facsimile: (781) 622-1283

with a copy (which shall not constitute notice to Thermo Electron or Merger Sub) to:

Thermo Electron Corporation
       81 Wyman Street
       Waltham, MA 02454
       Attention: General Counsel
       Telephone: (781) 622-1000
       Facsimile: (781) 622-1283

(b) if to Randers/Killam, to:
The Randers Killam Group Inc.
       27 Bleeker Street
       Millburn, NJ 07041
       Attention: President
       Telephone: (973) 912-2505
       Facsimile: (973) 912-2595

with a copy (which shall not constitute notice to Randers/Killam) to:
       Choate, Hall & Stewart
       Exchange Place
       53 State Street
       Boston, MA 02109
       Attention: William P. Gelnaw, Jr., Esq.
       Telephone: (617) 248-5000
       Facsimile: (617) 248-4000

    8.3. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.4. ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, with the exception of the agreements relating to the Randers/Killam Stock Option Plans, the Deferred Compensation Plan, and any agreements relating to indemnification of members of the Board; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth or otherwise contemplated herein. Notwithstanding the foregoing, Section 5.10 hereof is intended to be for the benefit of, and may be enforced by, those individuals who, as of the date hereof and at any time from the date hereof to the Effective Time, were directors or officers of Randers/Killam.

    8.5. SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.6. OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.7. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent that the DGCL applies.

    8.8. ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

    8.9 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

    IN WITNESS WHEREOF, Thermo Electron, Merger Sub and Randers/Killam have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                                       THERMO ELECTRON CORPORATION

                                                       By:  /s/ THEO MELAS-KYRIAZI
                                                            -----------------------------------------
                                                            Name: Theo Melas-Kyriazi
                                                            Title: VICE PRESIDENT AND CHIEF FINANCIAL
                                                            OFFICER

                                                       RK ACQUISITION CORPORATION

                                                       By:  /s/ THEO MELAS-KYRIAZI
                                                            -----------------------------------------
                                                            Name: Theo Melas-Kyriazi
                                                            Title: PRESIDENT

                                                       THE RANDERS KILLAM GROUP INC.

                                                       By:  /s/ KENNETH J. APICERNO
                                                            -----------------------------------------
                                                            Name: Kenneth J. Apicerno
                                                            Title: TREASURER

                                                                      APPENDIX B

                       ADAMS, HARKNESS & HILL LETTERHEAD

October 18, 1999

Special Committee of the Board of Directors
Randers Killam Group, Inc.
27 Bleeker Street
Milburn, NJ 07041

Dear Sirs:

    The Special Committee of the Board of Directors (the "Special Committee") of Randers Killam Group, Inc. ("Randers" or the "Company") has requested our opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, to the shareholders of Randers other than Thermo Electron Corporation ("Thermo Electron") or Thermo TerraTech Inc. ("TTT"), of the cash consideration to be received by such shareholders in connection with the proposed acquisition (the "Transaction") of the Company by Thermo Electron, pursuant to an Agreement and Plan of Merger to be dated as of October 19, 1999 (the "Merger Agreement"), by and among Thermo Electron, RK Acquisition Corporation, a wholly-owned subsidiary of TTT Acquisition corporation, a wholly-owned subsidiary of Thermo Electron ("Merger Sub"), and the Company. Adams, Harkness & Hill, Inc. ("AH&H"), as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    In the Transaction and pursuant to the Merger Agreement, subject to Company shareholder approval, each share of the Company's common stock, par value $.0001 per share (the "Common Shares"), issued and outstanding immediately prior to the effective date of the Transaction, will be converted into the right to receive $4.50 in cash, at or subsequent to the effective date of the Transaction.

    In developing our Opinion, we have, among other activities: (i) reviewed the Company's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended April 3, 1999, and the Company's Report on Form 10-Q and the related unaudited financial information for the three month period ending July 3, 1999 (the "Public Historical Financial Information");
(ii) reviewed Thermo Electron's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended January 2, 1999, and Thermo Electron's Reports on Form 10-Q and the related unaudited financial information for the three month periods ending April 3, 1999 and July 3, 1999;
(iii) analyzed certain internal financial statements and other internal financial and operating data and business plans prepared by the management of the Company, including five-year financial budgets (the "Budgets");
(iv) conducted due diligence discussions with members of senior management of the Company and Thermo Electron, and discussed with members of senior management of the Company and Thermo Electron their views regarding future business and financial and operating benefits arising from the Transaction; (v) reviewed the historical market prices and trading activity for the Common Shares and compared them with that of certain publicly traded companies we deemed to be relevant and comparable to the Company; (vi) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vii) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (viii) reviewed the Merger Agreement; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, monetary, market and industry conditions. In support of our assessment of environmental industry conditions, we engaged and consulted Environmental Business International, Inc. ("EBI"), a leading strategic consulting firm serving the environmental services industry. EBI reviewed the Public Historical Financial Information, the

Budgets, and certain financial and industry analyses prepared by AH&H, and provided to us its professional opinion that the Budgets had been prepared on a reasonable basis, the analysis, procedures and industry assessments performed by AH&H were sufficiently comprehensive, and the major industry-related factors affecting RGI had been duly considered by AH&H.

    Our Opinion as expressed herein is limited to the fairness, from a financial point of view, of the proposed consideration and does not address the Company's underlying business decision to engage in the Transaction. Our Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the Transaction. We are expressing no opinion as to the value of Common Shares at the time of our analysis or at any time prior to and including the effective date of the Transaction. In connection with our review and in arriving at our Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any internal forecasts or budgets reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance and cash requirements of the Company. Our Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the October 18, 1999, draft Merger Agreement.

    AH&H also has been engaged by Special Committees of the Boards of Directors of each of TTT and ThermoRetec Corporation ("Retec") to develop opinions as to the fairness to the holders of common stock of TTT other than Thermo Electron and to the holders of common stock of Retec other than Thermo Electron and TTT, respectively, of the consideration to be received by such holders in separate transactions involving Thermo Electron.

    It is understood that this letter is for the information of the Special Committee and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

    Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the consideration to be received in the Transaction by the holders of Common Shares other than Thermo Electron and TTT is fair, from a financial point of view, to such shareholders.

Sincerely,

    ADAMS, HARKNESS & HILL, INC.

By:                /s/ JAMES A. SIMMS
         --------------------------------------
                     James A. Simms
           GROUP HEAD, MERGERS & ACQUISITIONS

                                                                      APPENDIX C

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX D

                     INFORMATION CONCERNING TRANSACTIONS IN
                        THE COMMON STOCK OF THE COMPANY

    The following sets forth information with respect to purchases of Common Stock by Randers/Killam, Thermo TerraTech and Thermo Electron since the commencement of Randers/Killam's second full fiscal year preceding the date of this Proxy Statement.

                                                                                        AVERAGE PURCHASE
                                                NUMBER OF          RANGE OF PRICES      PRICE PER SHARE
                                             SHARES PURCHASED      PAID PER SHARE            DURING
QUARTER/FISCAL YEAR           PURCHASER       DURING QUARTER    DURING QUARTER ($)(1)    QUARTER ($)(1)
-------------------        ----------------  ----------------   ---------------------   ----------------
1(st) Quarter 1998.......  Thermo TerraTech      1,504,000(2)(3)        $3.125(2)            $3.125(2)
2(nd) Quarter 1998.......  Thermo TerraTech     20,713,920(2)(4)        $3.125(2)            $3.125(2)

------------------------

(1) Prices per share of Common Stock are net of commissions paid by the respective purchasers.

(2) The number of shares and the purchase prices per share for purchases of Common Stock by Thermo TerraTech in the 1(st) and 2(nd) quarters of fiscal 1998 have been restated to reflect a one-for-five reverse stock split in January 1999.

(3) These shares were purchased from Randers/Killam's management so that Thermo TerraTech could obtain a greater than 50% interest in Randers/Killam.

(4) These shares were issued by Randers/Killam pursuant to the terms of a Stock Purchase Agreement dated as of September 19, 1997, under which Thermo TerraTech sold its wholly owned engineering and consulting businesses, known as The Killam Group, to Randers/Killam in exchange for 20,713,920 shares of Common Stock.

    The following chart sets forth information with respect to options granted by Randers/Killam since the commencement of Randers/Killam's second full fiscal year preceding the date of this Proxy Statement to directors and executive officers of Randers/Killam, Thermo TerraTech, the Merger Sub and Thermo Electron.


                                                                             NUMBER OF
                                                                               SHARES
                                                                  DATE OF     COVERED     EXERCISE
NAME                                      RELATIONSHIP             GRANT     BY OPTIONS    PRICE
----                             -------------------------------  --------   ----------   --------
John P. Appleton...............  Chairman of the Board of         12/12/97    120,000      $3.25
                                   Directors, Randers/Killam;
                                   President, Chief Executive
                                   Officer and Director, Thermo
                                   TerraTech; Vice President,
                                   Thermo Electron
Nicholas P. DeNichilo..........  Vice President, Randers/Killam    2/24/99      8,800      $2.50
Nicholas P. DeNichilo..........  Vice President, Randers/Killam   12/12/97     60,000      $3.25
Emil C. Herkert................  President, Chief Executive        2/24/99     10,000      $2.50
                                 Officer and Director,
                                   Randers/Killam
Emil C. Herkert................  President, Chief Executive       12/12/97    240,000      $3.25
                                 Officer and Director,
                                   Randers/Killam
Paul F. Kelleher...............  Chief Accounting Officer,        12/12/97      8,000      $3.25
                                   Randers/Killam; Chief
                                   Accounting Officer, Thermo
                                   TerraTech; Senior Vice
                                   President, Finance and
                                   Administration, Thermo
                                   Electron
Susan F. Tierney...............  Director, Randers/Killam         12/12/97     48,000      $3.25
Polyvios C. Vintiadis..........  Director, Thermo TerraTech       12/12/97     48,000      $3.25


    No options to purchase Common Stock have been exercised by directors and executive officers of Randers/Killam, Thermo TerraTech, the Merger Sub and Thermo Electron since the commencement of Randers/Killam's second full fiscal year preceding the date of this Proxy Statement.

                        TRANSACTIONS IN THE COMMON STOCK

    There were no transactions in the Common Stock effected during the 60 days preceding the date of this Proxy Statement by Randers/Killam, Thermo TerraTech, the Merger Sub, Thermo Electron or, to the best knowledge of the Company, the directors and executive officers of any of Randers/Killam, Thermo TerraTech, the Merger Sub or Thermo Electron.

                                                                      APPENDIX E

                  ANNUAL REPORT ON FORM 10-K OF RANDERS/KILLAM
                    FOR THE FISCAL YEAR ENDED APRIL 3, 1999

                                                                     APPENDIX E


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ----------------------------------------------------

                                    FORM 10-K

(mark one)

[ X ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended April 3, 1999

[   ]  Transition Report Pursuant to Section 13 or 15(d) of the Securities
       Exchange Act of 1934


                         Commission file number 0-18095

                          THE RANDERS KILLAM GROUP INC.
             (Exact name of Registrant as specified in its charter)


Delaware                                                              38-2788025
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)


27 Bleeker Street
Millburn, New Jersey                                                       07041
(Address of principal executive offices)                              (Zip Code)


       Registrant's telephone number, including area code: (781) 622-1000

           Securities registered pursuant to Section 12(b) of the Act:


      Title of Each Class              Name of Each Exchange On Which Registered
------------------------------         -----------------------------------------
Common Stock, $.0001 par value                  American Stock Exchange

        Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant as of April 30, 1999, was approximately $2,411,412.

As of April 30, 1999, the Registrant had 25,429,344 shares of Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Fiscal 1999 Annual Report to Shareholders for the year ended April 3, 1999, are incorporated by reference into Parts I and II.

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on September 16, 1999, are incorporated by reference into Part III.

                                     PART I

Item 1.    BUSINESS

(a)    GENERAL DEVELOPMENT OF BUSINESS

       The Randers Killam Group Inc. (the Company or the Registrant, formerly the Randers Group Incorporated) provides comprehensive engineering and outsourcing services and operates in four segments: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering.

       In January 1999, the Company's name was changed from The Randers Group Incorporated to The Randers Killam Group Inc.

       The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients including municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's Killam subsidiaries comprise the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's Randers subsidiaries, which constitute the Process Engineering and Construction segment, provide design engineering, project management, and construction services for industrial clients. The Company's BAC Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides transportation planning and design services. The Infrastructure Engineering segment, comprised of CarlanKillam Consulting Group, Inc., provides transportation and environmental consulting, professional engineering, and architectural services.

       The Company was originally organized as a partnership in January 1974, and was incorporated in January 1976. In May 1997, Thermo TerraTech Inc. purchased a controlling interest in The Randers Group Incorporated (Randers). Subsequently, Thermo TerraTech entered into a definitive agreement to transfer its wholly owned subsidiary, The Killam Group, to Randers in exchange for newly issued shares of Randers' common stock. As a result of these transactions, The Killam Group was deemed to be the "accounting acquiror," and historical results for Randers have been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, and to reflect the combined results of The Killam Group and Randers (collectively, the Company or the Registrant) from May 12, 1997, the date on which Thermo TerraTech became the majority-owner of Randers. See Note 2 to Consolidated Financial Statements in the Registrant's Fiscal 1999* Annual Report to Shareholders, which information is incorporated herein by reference.

       In May 1999, the Company announced plans to sell three businesses including the Randers division, which constitutes the Company's Process Engineering and Construction segment, and BAC Killam Inc., which represents the Company's Highway and Bridge Engineering segment. The third business that will be sold, E3-Killam, Inc., represents a small component of the Water and Wastewater Treatment segment. In connection with the planned sale of these businesses, the Company expects to record pretax charges of approximately $15 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of book value of the businesses over the estimated proceeds from sale. Revenues and operating losses of these business units in fiscal 1999 aggregated $31.7 million and $0.5 million, respectively.

       As of April 3, 1999, Thermo TerraTech owned 24,110,210 shares of the Company's common stock, representing 95% of the Company's stock outstanding. An 87%-owned public subsidiary of Thermo Electron Corporation, Thermo TerraTech provides industrial outsourcing services and manufacturing support encompassing a broad range of specializations, including infrastructure engineering, design and construction, environmental compliance, laboratory-testing and metal treating.


--------------------
* References to fiscal 1999, 1998, and 1997 herein are for the fiscal years ended April 3, 1999, April 4, 1998, and March 29, 1997, respectively.

       As of April 3, 1999, Thermo Electron owned 251,000 shares of the Company's common stock, representing 1% of the Company's stock outstanding. Thermo Electron is a world leader in monitoring, analytical, and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser, and electronic information-management technologies.

       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, ThermoRetec Corporation, as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. The public shareholders of the Company, ThermoRetec, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, as outlined in Note 11 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders, which information is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Annual Report on Form 10-K. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in the Registrant's Fiscal 1999 Annual Report to Shareholders, which statements are incorporated herein by reference.

(b)    FINANCIAL INFORMATION ABOUT SEGMENTS

       Financial information concerning the Company's segments is summarized in
Note 9 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders, which information is incorporated herein by reference.

(c)    DESCRIPTION OF BUSINESS

       (i)  PRINCIPAL SERVICES AND PRODUCTS

       A substantial portion of the Company's sales are made to existing customers on a repeat basis. The Company's services are often performed as multi-year studies. In addition to federal, state, and local governments, customers include public utilities, waste management companies, oil refineries, mining companies, chemical manufacturers, architectural and engineering firms, and a variety of service companies involved with real estate transactions.

WATER AND WASTEWATER TREATMENT

       Through the Company's Killam Associates, Inc., Duncan, Lagnese and Associates, Incorporated, Killam Management and Operational Services, Inc., and E3-Killam, Inc. subsidiaries, the Company specializes in the design, planning, and construction observation of municipal and privately owned water treatment plants, wastewater treatment plants, and hazardous wastewater facilities. The Company provides full-service contract operations to plant owners in the private and public sectors. These services facilitate regulatory compliance, optimize day-to-day plant operations, reduce costs, provide competent and experienced personnel, and promote good community relations.

PROCESS ENGINEERING AND CONSTRUCTION

       The Company's Randers division, comprised of Randers Engineering, Inc., Redeco Incorporated, and Viridian Technology Incorporated, provides design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. The principal geographic region served is the Michigan, Ohio, and Illinois area of the Mid-West, as well as Massachusetts and West Virginia.

       The Company offers complete outsourcing services, from the design stage through construction, for manufacturing equipment, systems, and plants, as well as office buildings, warehouses, laboratories, and other structures for its manufacturing clients.

HIGHWAY AND BRIDGE ENGINEERING

       The Company's BAC Killam Inc. subsidiary provides both private and public sector clients with a broad range of consulting services that address transportation planning and design. Projects include bridge inspection, rating, and rehabilitation; new bridge design; highway corridor planning studies for new route alignment of major state highways; design of the reconstruction and widening of existing major roads; construction inspection on highway and bridge projects; infrastructure engineering, survey, and land-use planning; natural resource management; and environmental-impact studies.

INFRASTRUCTURE ENGINEERING

       The Company's CarlanKillam Consulting Group, Inc. subsidiary provides transportation and environmental consulting, professional engineering, and architectural services. CarlanKillam is also a leader in the design of innovative solutions to traffic problems and transportation needs.

       (ii)   NEW PRODUCTS

       The Company has made no commitments to new products that would require the investment of a material amount of the Company's assets.

       (iii)  RAW MATERIALS

       Since the Company's business is service oriented, it does not involve the processing of raw materials and is not dependent on fluctuations in the supply or price of raw materials. To date, the Company has not experienced any difficulty in obtaining any of the materials or components used in its operations and does not foresee any such difficulty in the future. The Company has multiple sources for all of its significant raw material needs.

       (iv)   PATENTS, LICENSES AND TRADEMARKS

       The Company does not own or license any patents, trademarks, licenses, franchises, or concessions which are material to the Company's business. The Company believes that its business depends primarily upon the technical and marketing expertise of its personnel.

       (v)    SEASONAL INFLUENCES

       A majority of the Company's businesses experience seasonal fluctuations. Site investigation work and certain environmental testing services may decline in winter months as a result of severe weather conditions.

       (vi)   WORKING CAPITAL REQUIREMENTS

       In general, there are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on the Company's working capital.

       (vii)  DEPENDENCY ON A SINGLE CUSTOMER

       No single customer accounted for more than 10% of the Company's total revenues in any of the past three years.

       (viii) BACKLOG

       The Company's backlog of firm orders at fiscal year-end 1999 and 1998 was:


(In thousands)                                             1999             1998
--------------------------------------------------------------------------------

Water and Wastewater Treatment                          $26,911          $30,825
Process Engineering and Construction                      5,753            9,775
Highway and Bridge Engineering                           16,103            9,448
Infrastructure Engineering                                6,765            3,621
                                                        -------          -------

                                                        $55,532          $53,669
                                                        -------          -------
                                                        -------          -------


       Included in the Company's backlog at fiscal year-end 1999 and 1998 is the incomplete portion of contracts that are accounted for using the percentage-of-completion method. Certain of these contracts are subject to cancellation by the customer upon payment of a cancellation charge. Of the fiscal 1999 backlog amount, substantially all orders are expected to be filled within fiscal 2000.

       (ix)   GOVERNMENT CONTRACTS

       Not applicable.

       (x)    COMPETITION

       The Company's businesses are engaged in highly competitive markets in all of its service areas and in all four of its segments. These markets tend to be regional. In its geographic service area, competition consists of small, one-to three-person firms offering a limited scope of services, as well as much larger firms that may be regional, national, or international in the scope of services they offer. The principal competitive factors for the Company are: reputation; experience; breadth and quality of services offered; and technical, managerial, and business proficiency.

       The Company's Water and Wastewater Treatment segment competes primarily with Camp Dresser and McKee Inc., CH2M Hill Companies, Ltd., Montgomery Watson Inc., and URS Greiner Woodward Clyde.

       Competitors in the Process Engineering and Construction segment include Jacobs Engineering Group, Inc., Flour-Daniels, Kraevernor, and Earth Tech.

       The Company's Highway and Bridge Engineering segment competes primarily with STV Group Inc., Parsons Brinckerhoff Inc., Edwards Kelcey Inc., and URS Greiner Woodward Clyde.

       Competitors in the Infrastructure Engineering segment include STV Group Inc., Parsons Brinckerhoff Inc., Edwards Kelcey Inc., URS Greiner Woodward Clyde, and Post Buckley Schuh & Jernigan Inc.

       (xi)   ENVIRONMENTAL PROTECTION REGULATIONS

       The Company believes that compliance by the Company with federal, state, and local environmental protection regulations will not have a material adverse effect on its capital expenditures, earnings, or competitive position.

       (xii)  NUMBER OF EMPLOYEES

       As of April 3, 1999, the Company employed approximately 650 people. None of the Company's employees are represented by a union. The Company believes that relations with its employees are good.

(d)    FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

       Not applicable.

(e)    EXECUTIVE OFFICERS OF THE REGISTRANT


       Name                                   Age    Present Title (Fiscal Year First Became Executive Officer)
       ------------------------------------- ------- -----------------------------------------------------------------

       Emil C. Herkert                         61    President and Chief Executive Officer (1998)
       Nicholas M. DeNichilo                   47    Vice President (1997)
       Thomas R. Eurich                        53    Vice President (1976)
       Theo Melas-Kyriazi                      39    Chief Financial Officer (1999)
       Paul F. Kelleher                        56    Chief Accounting Officer (1997)


       Each executive officer serves until his successor is chosen or appointed by the Board of Directors and qualified or until earlier resignation, death, or removal. Mr. Herkert was appointed Chief Executive Officer of the Company in May 1997 and President in November 1997. Prior thereto, Mr. Herkert had served as President of Killam Associates since 1977. Mr. Herkert has also served as a Vice President of Thermo TerraTech since 1996. Mr. DeNichilo was appointed Vice President in 1997. Prior to that time he served as a Vice President of Killam Associates since 1985. Mr. Eurich served as President of Randers from 1976 until the date of its agreement to acquire The Killam Group in 1997, at which time Mr. Eurich was appointed Vice President of the Company. Mr. Melas-Kyriazi was appointed Chief Financial Officer of the Company and Thermo Electron on January 1, 1999. He joined Thermo Electron in 1986 as Assistant Treasurer, and became Treasurer in 1988. He was named President and Chief Executive Officer of ThermoSpectra Corporation, a public subsidiary of Thermo Instrument Systems Inc. in 1994, a position he held until becoming Vice President of Corporate Strategy for Thermo Electron in 1998. Mr. Melas-Kyriazi remains a Vice President of Thermo Electron. Mr. Kelleher has held comparable positions for at least five years with Thermo TerraTech and Thermo Electron. Messrs. Melas-Kyriazi and Kelleher are full-time employees of Thermo Electron, but devote such time to the affairs of the Company as the Company's needs reasonably require.

Item 2.    PROPERTIES

       The location and general character of the Company's properties by business segment as of April 3, 1999, are:

WATER AND WASTEWATER TREATMENT

       The Company owns approximately 50,000 square feet of office, laboratory, and engineering space in New Jersey. The Company leases approximately 53,000 square feet of office and engineering space in Pennsylvania, New Jersey, New York, Massachusetts, and West Virginia, under leases expiring through 2003.

PROCESS ENGINEERING AND CONSTRUCTION

       The Company owns approximately 11,000 square feet of office and engineering space in Michigan. The Company leases approximately 17,000 square feet of office and engineering space in Michigan, West Virginia, Ohio, and Massachusetts, under leases expiring through 2003.

HIGHWAY AND BRIDGE ENGINEERING

       The Company leases approximately 34,000 square feet of office and engineering space in New York and New Jersey, under leases expiring through 2005.

INFRASTRUCTURE ENGINEERING

       The Company leases approximately 24,000 square feet of office and engineering space in Florida and Alabama, under leases expiring through 2000.

       The Company believes that these facilities are adequate for its present operations and that other suitable space is readily available if any of such leases are not extended.

Item 3.    LEGAL PROCEEDINGS

       Not applicable.

Item 4.    SUBMISSION OF MATTERS TO A VOTE OF THE SECURITY HOLDERS

       On January 28, 1999, at a Special Meeting in Lieu of the 1998 Annual Meeting of the Stockholders (the "Special Meeting"), the stockholders elected five incumbent directors to a one-year term expiring in 1999. The Directors elected at the meeting were: Dr. John P. Appleton, Mr. Thomas R. Eurich,
Mr. Emil C. Herkert, Dr. Susan F. Tierney, and Mr. Polyvios C. Vintiadis. Dr. Appleton and Mr. Herkert each received 12,887,447 shares voted in favor of his election and 48,595 shares voted against. Mr. Eurich received 12,892,847 shares voted in favor of his election and 43,195 shares voted against. Dr. Tierney received 12,903,847 shares voted in favor of her election and 32,195 shares voted against. Mr. Vintiadis received 12,872,847 shares voted in favor of his election and 63,195 shares voted against. No abstentions or broker "non-votes" were recorded on the election of directors.

       At the Special Meeting, five other proposals were approved by the stockholders. The stockholders approved a proposal to effect a reverse stock split of one share for every five shares outstanding of the Company's Common Stock as follows: 12,838,062 shares were voted in favor of the proposal, 67,800 shares were voted against, 30,180 shares abstained, and no broker "non-votes" were recorded on the proposal. The stockholders approved a proposal to approve the listing on the American Stock Exchange's Emerging Company Marketplace of 22,606,210 shares of Common Stock to be issued in connection with the acquisition by the Company of all of the outstanding shares of The Killam Group Inc. as follows: 11,480,557 shares were voted in favor of the proposal, 54,800 shares were voted against, 37,380 shares abstained, and no broker "non-votes" were recorded on the proposal. The stockholders approved a proposal to amend the Company's Certificate of Incorporation to change the name of the Company to "The Randers Killam Group Inc." as follows: 12,878,787 shares were voted in favor of the proposal, 29,000 shares were voted against, 28,255 shares abstained, and no broker "non-votes" were recorded on the proposal. The stockholders approved a proposal to adopt an equity incentive plan and to reserve 2,000,000 shares of Common Stock for issuance thereunder as follows: 9,673,435 shares were voted in favor of the proposal, 117,400 shares were voted against, 1,781,902 shares abstained, and no broker "non-votes" were recorded on the proposal. The stockholders approved a proposal to adopt a deferred compensation plan for directors and to reserve 25,000 shares of Common Stock for issuance thereunder as follows: 11,352,907 shares were voted in favor of the proposal, 179,300 shares were voted against, 40,530 shares abstained, and no broker "non-votes" were recorded on the proposal.

                                     PART II


Item 5.    MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       Information concerning the market and market price for the Registrant's common stock, $.0001 par value, and dividend policy is included under the sections labeled "Common Stock Market Information" and "Dividend Policy" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 6.    SELECTED FINANCIAL DATA

       The information required under this item is included under the sections labeled "Selected Financial Information" and "Dividend Policy" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The information required under this item is included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The information required under this item is included under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Fiscal 1999 Annual Report to Shareholders and is incorporated herein by reference.

Item 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       The Registrant's Consolidated Financial Statements as of April 3, 1999, and Supplementary Data are included in the Registrant's Fiscal 1999 Annual Report to Shareholders and are incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       Not applicable.

                                    PART III


Item 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

       The information concerning directors required under this item is incorporated herein by reference from the material contained under the caption "Election of Directors" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year. The information concerning delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference from the material contained under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" under the caption "Stock Ownership" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 11.   EXECUTIVE COMPENSATION

       The information required under this item is incorporated herein by reference from the material contained under the caption "Executive Compensation" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The information required under this item is incorporated herein by reference from the material contained under the caption "Stock Ownership" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The information required under this item is incorporated herein by reference from the material contained under the caption "Relationship with Affiliates" in the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the close of the fiscal year.

                                     PART IV


Item 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a,d)  FINANCIAL STATEMENTS AND SCHEDULES

       (1) The consolidated financial statements set forth in the list below are filed as part of this Report.

       (2) The consolidated financial statement schedule set forth in the list below is filed as part of this Report.

       (3) Exhibits filed herewith or incorporated herein by reference are set forth in Item 14(c) below.

           LIST OF FINANCIAL STATEMENTS AND SCHEDULES REFERENCED IN THIS ITEM 14

       Information incorporated by reference from Exhibit 13 filed herewith:

           Consolidated Statement of Income
           Consolidated Balance Sheet
           Consolidated Statement of Cash Flows
           Consolidated Statement of Shareholders' Investment
           Notes to Consolidated Financial Statements
           Report of Independent Public Accountants

       Financial Statement Schedules filed herewith:

           Schedule II:  Valuation and Qualifying Accounts

       All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the financial statements or in the notes thereto.

(b)    REPORTS ON FORM 8-K

       On February 8, 1999, the Company filed a Current Report on Form 8-K, with respect to the approval by the Company's shareholders, of: (i) an amendment to the Company's Certificate of Incorporation changing the Company's name, and (ii) a one-for-five reverse stock split of the Company's common stock.

(c)    EXHIBITS

       See Exhibit Index on the page immediately preceding exhibits.

                                   SIGNATURES


       Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


Date:  June 9, 1999                   THE RANDERS KILLAM GROUP INC.


                                      By:  /s/ Emil C. Herkert
                                           ------------------------------------
                                           Emil C. Herkert
                                           President and Chief Executive Officer

       Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of June 9, 1999.

Signature                             Title
---------                             -----


By: /s/ Emil C. Herkert               President, Chief Executive Officer, and
    -------------------------         Director
    Emil C. Herkert


By: /s/ Theo Melas-Kyriazi            Chief Financial Officer
    -------------------------
    Theo Melas-Kyriazi


By: /s/ Paul F. Kelleher              Chief Accounting Officer
    -------------------------
    Paul F. Kelleher


By: /s/ John P. Appleton              Chairman of the Board and Director
    -------------------------
    John P. Appleton


By: /s/ Thomas R. Eurich              Director
    -------------------------
    Thomas R. Eurich


By: /s/ Brian D. Holt                 Director
    -------------------------
    Brian D. Holt


By: /s/ Susan F. Tierney              Director
    -------------------------
    Susan F. Tierney


By: /s/ Polyvios C. Vintiadis         Director
    -------------------------
    Polyvios C. Vintiadis

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of The Randers Killam Group Inc.:

       We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in The Randers Killam Group Inc.'s Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated May 11, 1999 (except with respect to the matters discussed in Note 13 as to which the date is June 1,
1999). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in Item 14 on page 10 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the consolidated financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                       Arthur Andersen LLP



Boston, Massachusetts
May 11, 1999

SCHEDULE II

                          THE RANDERS KILLAM GROUP INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)



                                              Balance at     Provision                      Accounts                      Balance
                                               Beginning    Charged to      Accounts        Written                        at End
Description                                      of Year       Expense      Recovered           Off      Other (a)        of Year
-----------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS

Year Ended April 3, 1999                        $   760        $ 1,059      $      4        $  (532)       $     -      $  1,291

Year Ended April 4, 1998                        $   706        $   293      $      4        $  (352)       $   109      $    760

Year Ended March 29, 1997                       $   576        $   149      $     30        $   (84)       $    35      $    706



(a) Includes allowances of businesses transferred from parent company as described in Note 2 to Consolidated Financial Statements in the Registrant's Fiscal 1999 Annual Report to Shareholders.

                                  EXHIBIT INDEX


Exhibit
Number       Description of Exhibit
--------------------------------------------------------------------------------

    2.1 Stock Purchase Agreement between the Thermo Electron Corporation and the Registrant dated March 13, 1991 (filed as an Exhibit to Schedule 13D filed by Thermo Electron Corporation on March 22, 1991, and incorporated herein by reference).

    2.2 Option granted by Richard A. McEnhill to the Registrant dated March 8, 1991 (filed as an Exhibit to Amendment No. 1 to Schedule 13D filed by Thermo Electron Corporation on January 27, 1994, and incorporated herein by reference).

    2.3 Option Assignment Agreement between the Registrant and Thermo Power Corporation dated as of January 19, 1994 (filed as an Exhibit to Amendment No. 1 to Schedule 13D filed by Thermo Electron Corporation on January 27, 1994, and incorporated herein by reference).

    2.4 Stock Purchase and Sale Agreement dated May 12, 1997, by and between Thermo TerraTech Inc. and Thomas R. Eurich, Michael J. Krivitzky, Thomas J. McEnhill, and Bruce M. Bourdon (filed as Exhibit (iv) to Amendment No. 3 to Schedule 13D filed by Thermo Electron Corporation, Thermo Power Corporation, and Thermo TerraTech Inc. on May 13, 1997, and incorporated herein by reference).

2.5 Amendment No. 1 dated September 19, 1997, to Stock Purchase and Sale Agreement dated May 12, 1997, by and between Thermo TerraTech Inc. and Thomas R. Eurich, Michael J. Krivitzky, Thomas J. McEnhill, and Bruce M. Bourdon (filed as Exhibit 2.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998, and incorporated herein by reference).

    2.6 Letter of Intent dated May 12, 1997, by and between Thermo TerraTech Inc. and the Registrant (filed as Exhibit (v) to Amendment No. 3 to Schedule 13D filed by Thermo Electron Corporation, Thermo Power Corporation, and Thermo TerraTech Inc. on May 13, 1997, and incorporated herein by reference).

    2.7 Stock Purchase Agreement entered on September 19, 1997, by and between Thermo TerraTech Inc. and the Registrant (filed as Exhibit (vii) to Amendment No. 4 to Schedule 13D filed by Thermo Electron Corporation and Thermo TerraTech Inc. on October 3, 1997, and incorporated herein by reference).

    2.8 Amendment No. 1 dated as of April 4, 1998, to Stock Purchase Agreement entered on September 19, 1997, by and between Thermo TerraTech Inc. and the Registrant (filed as Exhibit 2.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998, and incorporated herein by reference).

    2.9 Agreement by and among Thermo TerraTech Inc., the Registrant, Thomas R. Eurich, Michael J. Krivitzky, Thomas J. McEnhill, Bruce
             M. Bourdon, and David A. Wiegerink (filed as Exhibit 10 to the Registrant's Current Report on Form 8-K dated September 19, 1997, and filed with the Commission on October 3, 1997, and incorporated herein by reference).

    3.1 Certificate of Amendment to Certificate of Incorporation, dated November 2, 1987 (filed as Exhibit 3(b) to the Registrant's Registration Statement on Form 10 and incorporated herein by reference).

    3.2 Certificate of Amendment to the Company's Certificate of Incorporation (filed as Exhibit 3 to Amendment No. 1 to the Company's Registration Statement on Form 8-A and incorporated herein by reference).

Exhibit
Number       Description of Exhibit
--------------------------------------------------------------------------------

    3.3 Amended and Restated By-Laws (filed as Exhibit 3(a) to the Registrant's Registration Statement on Form 10 and incorporated herein by reference).

    3.4 Amendment to Amended and Restated By-Laws, effective October 28, 1997 (filed as Exhibit 3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998, and incorporated herein by reference).

    4.1 SpecCommon Stock Certificate (filed as Exhibit 6 to Amendment No. 1 to the Company's Registration Statement on Form 8-A, and incorporated herein by reference).

   10.1 Development Agreement dated December 1, 1988, between First Venture Associates Limited Partnership and Redeco Incorporated (filed as
             Exhibit 10(a) to the Registrant's Registration Statement on Form 10 and incorporated herein by reference).

   10.2 Addendum to Development Agreement between First Venture Associates Limited Partnership and Redeco Incorporated (filed as Exhibit 10(b) to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1993, and incorporated herein by reference).

   10.3 The Randers Group Incorporated 1988 Stock Option Plan (filed as Exhibit 10(m) to the Registrant's Registration Statement on Form 10 and incorporated herein by reference).

   10.4 Indemnification Agreement, dated November 2, 1987, between The Registrant and Thomas R. Eurich (filed as Exhibit 10(n) to the Registrant's Registration Statement on Form 10 and incorporated herein by reference).

   10.5      The Randers Group Incorporated Flexible Compensation Plan (filed as
             Exhibit 10(a) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference).

   10.6 Thermo Electron Corporate Charter as amended and restated effective January 3, 1993 (filed as Exhibit 10.1 to Thermo Electron Corporation's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference).

   10.7      Corporate Services Agreement dated November 19, 1997, between

             Thermo Electron Corporation and the Registrant (filed as
             Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.8 Tax Allocation Agreement dated as of November 19, 1997, between the Registrant and Thermo TerraTech Inc. (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.9 Master Repurchase Agreement dated as of November 19, 1997, between the Registrant and Thermo Electron Corporation (filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.10 Master Guarantee Reimbursement and Loan Agreement dated as of February 26, 1998, between the Registrant and Thermo TerraTech Inc. (filed as Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998, and incorporated herein by reference).

Exhibit
Number       Description of Exhibit
--------------------------------------------------------------------------------

   10.11     Equity Incentive Plan (filed as Exhibit 10.7 to the
             Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.12 Deferred Compensation Plan for Directors (filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.13 Form of Indemnification Agreement for Directors and Officers Form of Indemnification Agreement with Directors and Officers (filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998, and incorporated herein by reference).

   10.14     Stock Holding Assistance Plan and Form of Loan thereunder (filed as
             Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 4, 1998, and incorporated herein by reference).

   10.15 Deferred Compensation Agreement dated September 16, 1986, between Elson T. Killam Associates Inc. and Emil C. Herkert (filed as
             Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998, and incorporated herein by reference).

   10.16 Addendum dated 1990, to Deferred Compensation Agreement dated September 16, 1986, between Elson T. Killam Associates Inc. and Emil C. Herkert (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998, and incorporated herein by reference).

   10.17 Amendment No. 1, dated April 27, 1990, a Deferred Compensation Agreement dated September 16, 1986, between Elson T. Killam Associates Inc. and Emil C. Herkert (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998, and incorporated herein by reference).

   10.18 Master Cash Management, Guarantee Reimbursement, and Loan Agreement dated as of June 1, 1999, between the Registrant and Thermo Electron Corporation.

   13 Annual Report to Shareholders for the year ended April 3, 1999 (only those portions incorporated herein by reference).

   21        Subsidiaries of the Registrant.

   27        Financial Data Schedule.

                                                                     EXHIBIT 13
















                          The Randers Killam Group Inc.

                        Consolidated Financial Statements

                                   Fiscal 1999


THE RANDERS KILLAM GROUP INC.                                                                          1999 FINANCIAL STATEMENTS

                                                  CONSOLIDATED STATEMENT OF INCOME

                                                                                                        Year Ended
                                                                                           -------------------------------------
                                                                                             April 3,     April 4,     March 29,
(In thousands except per share amounts)                                                          1999         1998          1997
---------------------------------------------------------------------------------------------------------------------------------

REVENUES (Note 9)                                                                           $  80,773     $ 71,583      $ 64,374
                                                                                            ---------     --------      --------

Costs and Operating Expenses:
 Cost of revenues                                                                              61,754       52,838        48,048
 Selling, general, and administrative expenses (Note 7)                                        13,816       12,788         9,555
                                                                                            ---------     --------      --------

                                                                                               75,570       65,626        57,603
                                                                                            ---------     --------      --------

Operating Income                                                                                5,203        5,957         6,771

Interest Income                                                                                   652          195           110
Interest Expense                                                                                 (155)        (196)         (184)
                                                                                            ---------     --------      --------

Income Before Provision for Income Taxes                                                        5,700        5,956         6,697
Provision for Income Taxes (Note 4)                                                             2,732        2,803         3,117
                                                                                            ---------     --------      --------

NET INCOME                                                                                  $   2,968     $  3,153      $  3,580
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------

BASIC AND DILUTED EARNINGS PER SHARE (Note 10)                                              $     .12     $    .13      $    .16
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------

WEIGHTED AVERAGE SHARES (Note 10)
 Basic                                                                                         25,429       25,111        22,606
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------

 Diluted                                                                                       25,452       25,202        22,606
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------


The accompanying notes are an integral part of these consolidated financial statements.



THE RANDERS KILLAM GROUP INC.                                                                            1999 FINANCIAL STATEMENTS

                                                 CONSOLIDATED BALANCE SHEET
                                                                                                          April 3,      April 4,
(In thousands except share amounts)                                                                           1999         1998
---------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets:
 Cash and cash equivalents (includes $15,015 and $8,713 under repurchase agreement with
    affiliated company; Note 13)                                                                         $  15,921     $   9,763
 Accounts receivable, less allowances of $1,291 and $760                                                    12,677        14,304
 Unbilled contract costs and fees                                                                            9,942         9,333
 Prepaid and refundable income taxes (Note 4)                                                                1,735         1,359
 Prepaid expenses                                                                                              433           373
                                                                                                         ---------     ---------

                                                                                                            40,708        35,132
                                                                                                         ---------     ---------

Property, Plant, and Equipment, at Cost, Net                                                                11,365        11,664
                                                                                                         ---------     ---------

Other Assets (Note 3)                                                                                        1,966         1,177
                                                                                                         ---------     ---------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                                                 44,106        45,220
                                                                                                         ---------     ---------

                                                                                                         $  98,145     $  93,193
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------


LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
 Current maturities of long-term obligations (Note 5)                                                    $   1,145     $     187
 Accounts payable                                                                                            4,784         3,809
 Accrued payroll and employee benefits                                                                       3,228         3,254
 Accrued income taxes                                                                                        2,364         1,016
 Other accrued expenses                                                                                        669           725
 Due to parent company and affiliated companies                                                                 94           319
                                                                                                         ---------     ---------

                                                                                                            12,284         9,310
                                                                                                         ---------     ---------

Deferred Income Taxes (Note 4)                                                                                 997           888
                                                                                                         ---------     ---------

Other Deferred Items                                                                                         1,076         1,049
                                                                                                         ---------     ---------

Long-term Obligations (Note 5)                                                                                 774         1,948
                                                                                                         ---------     ---------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 2, 3, and 8):
 Common stock, $.0001 par value, 30,000,000 shares authorized; 25,429,344 shares and
    127,146,733 pro forma shares issued and outstanding                                                          3            13
 Capital in excess of par value                                                                             79,379        79,321
 Retained earnings                                                                                           3,632           664
                                                                                                         ---------     ---------

                                                                                                            83,014        79,998
                                                                                                         ---------     ---------

                                                                                                         $  98,145     $  93,193
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------


The accompanying notes are an integral part of these consolidated financial statements.



THE RANDERS KILLAM GROUP INC.                                                                            1999 FINANCIAL STATEMENTS

                                                 CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                       Year Ended
                                                                                          ----------------------------------------
                                                                                          April 3,       April 4,      March 29,
(In thousands)                                                                                1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income                                                                               $  2,968       $  3,153      $   3,580
 Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                          2,787          2,675          2,137
      Provision for losses on accounts receivable                                            1,059            293            149
      Other noncash items                                                                     (423)          (200)          (193)
      Change in deferred income taxes                                                          109           (208)          (109)
      Changes in current accounts, excluding the effect of transfer of businesses from parent company:
          Accounts receivable                                                                   49           (874)           590
          Unbilled contract costs and fees                                                    (614)        (1,338)          (764)
          Other current assets                                                                (469)           369            523
          Accounts payable                                                                     975          1,246           (896)
          Other current liabilities                                                          1,312           (636)        (1,487)
                                                                                          --------       --------      ---------

            Net cash provided by operating activities                                        7,753          4,480          3,530
                                                                                          --------       --------      ---------

INVESTING ACTIVITIES
 Purchases of property, plant, and equipment                                                (1,355)        (1,531)        (1,003)
 Proceeds from sale of property, plant, and equipment                                          157             18            106
 Other                                                                                        (181)           (27)             -
                                                                                          --------       --------      ---------

            Net cash used in investing activities                                           (1,379)        (1,540)          (897)
                                                                                          --------       --------      ---------

FINANCING ACTIVITIES
 Repayment of notes payable                                                                   (216)          (170)          (671)
 Net transfers from (to) parent company                                                          -          3,424         (1,304)
 Cash acquired from transfer of businesses from parent company                                   -          1,442            285
 Repayment of note receivable                                                                    -            390              -
                                                                                          --------       --------      ---------

            Net cash provided by (used in) financing activities                               (216)         5,086         (1,690)
                                                                                          --------       --------      ---------

Increase in Cash and Cash Equivalents                                                        6,158          8,026            943
Cash and Cash Equivalents at Beginning of Year                                               9,763          1,737            794
                                                                                          --------       --------      ---------


Cash and Cash Equivalents at End of Year                                                  $ 15,921       $  9,763      $   1,737
                                                                                          --------       --------      ---------
                                                                                          --------       --------      ---------

CASH PAID FOR
 Interest                                                                                 $    155       $    224      $     205
 Income taxes                                                                             $  1,632       $    642      $       -

NONCASH ACTIVITIES
 Transfer of acquired businesses from parent company (Note 2)                             $      -       $  4,700      $   3,460


The accompanying notes are an integral part of these consolidated financial statements.



THE RANDERS KILLAM GROUP INC.                                                                            1999 FINANCIAL STATEMENTS

                                    CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                                                                                       Year Ended
                                                                                          ----------------------------------------
                                                                                          April 3,       April 4,      March 29,
(In thousands)                                                                                1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK, $.0001 PAR VALUE
  Balance at beginning of year                                                              $      13     $       -     $       -
  Effect of one-for-five reverse stock split                                                      (10)            -             -
  Shares issuable to parent company (Note 2)                                                        -            12             -
  Transfer of Randers from parent company (Note 2)                                                  -             1             -
                                                                                            ---------     ---------     ---------

  Balance at end of year                                                                            3            13             -
                                                                                            ---------     ---------     ---------

CAPITAL IN EXCESS OF PAR VALUE
  Balance at beginning of year                                                                 79,321             -             -
  Effect of one-for-five reverse stock split                                                       10             -             -
  Shares issuable to parent company (Note 2)                                                        -        70,632             -
  Transfer of Randers from parent company (Note 2)                                                  -         8,597             -
  Tax benefit related to employees' and directors' stock plans                                     48            92             -
                                                                                            ---------     ---------     ---------

  Balance at end of year                                                                       79,379        79,321             -
                                                                                            ---------     ---------     ---------

RETAINED EARNINGS
  Balance at beginning of year                                                                    664             -             -
  Net income after May 12, 1997                                                                 2,968         2,752             -
  Shares issuable to parent company (Note 2)                                                        -        (2,088)            -
                                                                                            ---------     ---------     ---------

  Balance at end of year                                                                        3,632           664             -
                                                                                            ---------     ---------     ---------

PARENT COMPANY INVESTMENT
  Balance at beginning of year                                                                      -        64,731        58,725
  Net income prior to May 12, 1997                                                                  -           401         3,580
  Transfer of CarlanKillam from parent company (Note 2)                                             -             -         3,730
  Net transfers from (to) parent company                                                            -         3,424        (1,304)
  Shares issuable to parent company (Note 2)                                                        -       (68,556)            -
                                                                                            ---------     ---------     ---------

  Balance at end of year                                                                            -             -        64,731
                                                                                            ---------     ---------     ---------


                                                                                            $  83,014     $  79,998     $  64,731
                                                                                            ---------     ---------     ---------
                                                                                            ---------     ---------     ---------


The accompanying notes are an integral part of these consolidated financial statements.


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

       The Randers Killam Group Inc. (the Company) provides comprehensive engineering and outsourcing services and operates in four business segments:
Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. In January 1999, the Company's name was changed from The Randers Group Incorporated to The Randers Killam Group Inc.

RELATIONSHIP WITH THERMO TERRATECH INC. AND THERMO ELECTRON CORPORATION

       As of April 3, 1999, Thermo TerraTech Inc. owned 24,110,210 shares of the Company's common stock, representing 95% of such shares outstanding. Thermo TerraTech is an 87%-owned subsidiary of Thermo Electron Corporation. As of
April 3, 1999, Thermo Electron owned 251,000 shares of the Company's common stock, representing 1% of such shares outstanding.

       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron (Note 11).

PRINCIPLES OF CONSOLIDATION

       The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

FISCAL YEAR

       The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1999, 1998, and 1997 are for the fiscal years ended April 3, 1999, April 4, 1998, and March 29, 1997, respectively. Fiscal years 1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

REVENUE RECOGNITION

       Substantially all revenues are earned under contracts. Revenues and profits on contracts are recognized using the percentage-of-completion method. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

STOCK-BASED COMPENSATION PLANS

       The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

INCOME TAXES

       The Company and Thermo TerraTech have a tax allocation agreement under which both the Company and Thermo TerraTech are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid had it filed separate tax returns. If Thermo TerraTech's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns. Prior to the February 1999 issuance of its shares of common stock to

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
       POLICIES (CONTINUED)

Thermo TerraTech in connection with the acquisition of The Killam Group to the Company (Note 2), Thermo TerraTech's ownership of actual outstanding shares of common stock of the Company was less than 80% and the Company filed its own income tax returns.

       In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

EARNINGS PER SHARE

       Basic earnings per share have been computed by dividing net income by the weighted average number of shares or pro forma shares outstanding during the year (Note 2). Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. Shares issued in connection with the transactions described in Note 2 have been shown as outstanding for all periods presented for purposes of computing earnings per share.

REVERSE STOCK SPLIT

       All share and per share information has been restated to reflect a one-for-five reverse stock split, which was effective in February 1999. Share information in the accompanying 1998 balance sheet has not been restated for the reverse stock split.

CASH AND CASH EQUIVALENTS

       At fiscal year-end 1999 and 1998, $15,015,000 and $8,713,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The Company's repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (Note 13). At fiscal year-end 1999 and 1998, the Company's cash equivalents also included investments in commercial paper which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

PROPERTY, PLANT, AND EQUIPMENT

       The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 25 to 40 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.

       Property, plant, and equipment consists of:


(In thousands)                                                                                                1999         1998
---------------------------------------------------------------------------------------------------------------------------------

Land                                                                                                     $   1,044     $   1,044
Buildings                                                                                                    7,334         7,157
Machinery, Equipment, and Leasehold Improvements                                                             8,360         7,515
                                                                                                         ---------     ---------

                                                                                                            16,738        15,716
Less:  Accumulated Depreciation and Amortization                                                             5,373         4,052
                                                                                                         ---------     ---------

                                                                                                         $  11,365     $  11,664
                                                                                                         ---------     ---------
                                                                                                         ---------     ---------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
       POLICIES (CONTINUED)

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

       The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years. Accumulated amortization was $7,848,000 and $6,574,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, and long-term obligations. Their respective carrying amounts in the accompanying balance sheet, excluding long-term obligations, approximated fair value due to their short-term nature. The fair value of the Company's long-term obligations at fiscal year-end 1999 and 1998 approximated carrying value based on borrowing rates available to the Company at the respective year ends.

COMPREHENSIVE INCOME

       During the first quarter of fiscal 1999, the Company adopted SFAS
No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain items reported as components of shareholders' investment. The Company has no such items and, accordingly, its comprehensive income is equal to its net income for all periods presented.

USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRESENTATION

       Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.     ACQUISITIONS AND BASIS OF ACCOUNTING

       On May 12, 1997, Thermo TerraTech purchased a controlling interest in The Randers Group Incorporated (Randers). Thermo TerraTech purchased 1,420,000 shares of Randers common stock from certain members of Randers' management, and 84,000 shares from Thermo Power Corporation, an affiliate of Thermo TerraTech, at a price of $3.125 per share, for an aggregate cost of $4,700,000. Following these transactions, Thermo TerraTech owned 53.3% of Randers' outstanding common stock. In addition, Thermo Electron owned approximately 8.9% of Randers' outstanding common stock.

       Subsequently, in September 1997, Thermo TerraTech and Randers entered into a definitive agreement to transfer Thermo TerraTech's wholly owned engineering and consulting businesses (known as The Killam Group) to Randers, in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would be equal to $70,644,407, the book value of the transferred businesses as of April 4, 1998. The number of new shares of Randers' common stock issued to Thermo TerraTech

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.     ACQUISITIONS AND BASIS OF ACCOUNTING (CONTINUED)

equaled such book value on April 4, 1998, divided by $3.125, or 22,606,210 shares. The shares issued to Thermo TerraTech included 668,360 shares related to the increase in value resulting from the earnings of The Killam Group from May 12, 1997, through April 4, 1998, which totaled approximately $2,088,000. In January 1999, the Randers' shareholders approved the listing of the shares on the American Stock Exchange and an amendment to Randers' Certificate of Incorporation changing the Company's name to The Randers Killam Group Inc. Upon issuance of the shares in February 1999, Thermo TerraTech and Thermo Electron owned approximately 94.8% and 1.0%, respectively, of Randers' outstanding common stock. For purposes of computing weighted average shares, the 22,606,210 shares of Randers' common stock issued in connection with the acquisition of The Killam Group have been considered to be outstanding for all periods presented, and the 2,823,136 shares of Randers' common stock that were outstanding as of May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers, are considered outstanding as of that date.

     This transaction has been accounted for in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 2-A2, pursuant to which The Killam Group has been treated as the "accounting acquiror" because Thermo TerraTech owns the larger portion of the voting rights of Randers as a result of the above mentioned transactions. Accordingly, the historical financial information of Randers has been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers. Results from May 12, 1997, reflect the combined results of The Killam Group and Randers. Consequently, references to the Company prior to May 12, 1997, refer solely to The Killam Group.

     Based on unaudited data, the following table presents selected financial information for The Killam Group and Randers on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1997.


(In thousands except per share amounts)                                                                       1998         1997
--------------------------------------------------------------------------------------------------------------------------------

Revenues                                                                                                 $  72,720     $  76,775
Net Income                                                                                                   3,150         4,213
Earnings per Share:
 Basic                                                                                                         .13           .19
 Diluted                                                                                                       .12           .19


       The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the businesses been combined from the beginning of fiscal 1997.

       In November 1996, Thermo TerraTech acquired CarlanKillam Consulting Group, Inc., a provider of transportation and environmental consulting and professional engineering and architectural services for $3,460,000. Immediately subsequent to Thermo TerraTech's acquisition of CarlanKillam, Thermo TerraTech contributed this business to the Company. Pro forma results have not been presented as the results of CarlanKillam were not material to the Company's results of operations.

       These transactions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition by Thermo TerraTech. The aggregate cost of Randers and CarlanKillam exceeded the estimated fair value of the acquired net assets by $7,920,000, which is being amortized over 40 years.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.     EMPLOYEE BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

STOCK OPTION PLANS

       The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value.

       In connection with the transfer of Randers in fiscal 1998, the Company assumed certain outstanding options granted under Randers' incentive stock option plan. The Randers' options become exercisable over the vesting period. Options vest 50% in the first year after the date of grant and 25% in each of the second and third years after the date of grant. These options expire 10 years from the date of grant.

       In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo TerraTech.

       In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 482,000 shares at a weighted average exercise price of $3.30 per share elected to participate in this exchange and, as a result, received options to purchase 241,000 shares of Company common stock at $1.90 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

       A summary of the Company's stock option activity is:


                                                                                             1999                    1998
                                                                                     -------------------      ------------------
                                                                                                Weighted                Weighted
                                                                                     Number      Average      Number     Average
                                                                                         of     Exercise          of    Exercise
(Shares in thousands)                                                                Shares        Price      Shares       Price
--------------------------------------------------------------------------------------------------------------------------------

Options Outstanding, Beginning of Year                                               1,487      $   3.28          -       $    -
 Granted                                                                               351          2.09      1,372         3.25
 Forfeited                                                                              (8)         4.92        (24)        3.25
 Canceled due to exchange                                                             (482)         3.30          -            -
 Randers' options outstanding at time of transfer                                        -             -        139         3.60
                                                                                   -------      --------     ------       ------


Options Outstanding, End of Year                                                     1,348      $   2.95      1,487       $ 3.30
                                                                                   -------      --------     ------       ------
                                                                                   -------      --------     ------       ------

Options Exercisable                                                                  1,335      $   2.94      1,457       $ 3.25
                                                                                   -------      --------     ------       ------
                                                                                   -------      --------     ------       ------

Options Available for Grant                                                            790                      652
                                                                                   -------                   ------
                                                                                   -------                   ------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       A summary of the status of the Company's stock options at April 3, 1999, is:


                                                                                       Options Outstanding
                                                                ------------------------------------------------------------------
                                                                         Number                  Weighted                Weighted
                                                                             of                   Average                 Average
                                                                         Shares                 Remaining                Exercise
Range of Exercise Prices                                         (In thousands)          Contractual Life                   Price
----------------------------------------------------------------------------------------------------------------------------------

$1.90 - $2.52                                                               351                 6.3 years                  $ 2.09
 2.53 -  3.14                                                                65                 3.5 years                    3.13
 3.15 -  3.76                                                               921                 5.7 years                    3.25
 3.77 -  4.38                                                                11                 5.2 years                    4.38
                                                                         ------

$1.90 - $4.38                                                             1,348                 5.8 years                  $ 2.95
                                                                         ------
                                                                         ------


       The information disclosed above for options outstanding at April 3, 1999, does not differ materially for options exercisable.

EMPLOYEE STOCK PURCHASE PROGRAM

       Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by Thermo TerraTech and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

PRO FORMA STOCK-BASED COMPENSATION PLANS EXPENSE

       In October 1995, the Financial Accounting Standards Board issued SFAS
No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB 25 in accounting for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:


(In thousands except per share amounts)                                                                      1999          1998
--------------------------------------------------------------------------------------------------------------------------------

Net Income:                                                                                               $ 2,968        $ 3,153
 As reported                                                                                                2,460          2,786
 Pro forma
Basic and Diluted Earnings per Share:
 As reported                                                                                                  .12            .13
 Pro forma                                                                                                    .10            .11


       Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       The weighted average fair value per share of options granted was $3.15 and $3.25 in fiscal 1999 and 1998, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                                                                             1999          1998
--------------------------------------------------------------------------------------------------------------------------------

Volatility                                                                                                    28%            27%
Risk-free Interest Rate                                                                                      4.9%           5.7%
Expected Life of Options                                                                                4.0 years      5.0 years


       The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLANS

       The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans, are based on subsidiary profits. For these plans, the Company contributed and charged to expense $1,155,000, $1,272,000, and $1,130,000 in fiscal 1999, 1998, and 1997, respectively.

DEFINED BENEFIT PENSION PLAN

       One of the Company's divisions has a noncontributory defined benefit retirement plan for salaried employees. This plan has been frozen and all participants who had not been credited with the maximum years of service continue to receive such credit up to the allowable maximum based on continued service. Benefits under the plan are based on years of service and employees' compensation during the last years of employment. Funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period.

       Net periodic benefit income includes:


(In thousands)                                                                                 1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------

Interest Cost on Benefit Obligation                                                       $     728      $     711     $     677
Expected Return on Plan Assets                                                               (1,134)          (928)         (868)
Amortization of Unrecognized Gain                                                               (51)             -             -
                                                                                          ---------      ---------     ---------

                                                                                          $    (457)     $    (217)    $    (191)
                                                                                          ---------      ---------     ---------
                                                                                          ---------      ---------     ---------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       The Company's defined benefit pension plan activity is:


(In thousands)                                                                                               1999           1998
--------------------------------------------------------------------------------------------------------------------------------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                                                 $   10,028     $    9,563
 Interest cost                                                                                                728            711
 Benefits paid                                                                                               (342)          (309)
 Actuarial (gain) loss                                                                                       (173)            63
                                                                                                        ---------     ----------

 Benefit obligation, end of year                                                                           10,241         10,028
                                                                                                       ----------     ----------

Change in Plan Assets:
 Fair value of plan assets, beginning of year                                                              12,756         10,457
 Actual return on plan assets                                                                                (224)         2,608
 Benefits paid                                                                                               (342)          (309)
                                                                                                        ---------     ----------

 Fair value of plan assets, end of year                                                                    12,190         12,756
                                                                                                        ---------     ----------

Funded Status                                                                                               1,949          2,728
Unrecognized Net Gain                                                                                        (403)        (1,639)
                                                                                                       ----------     ----------

Prepaid Benefit Costs                                                                                  $    1,546     $    1,089
                                                                                                       ----------     ----------
                                                                                                       ----------     ----------


        Prepaid benefit costs are included in other assets in the accompanying balance sheet. The weighted average actuarial assumptions used to determine the net periodic benefit costs in fiscal 1999, 1998, and 1997 were: discount rate - 7.5%, expected long-term rate of return on assets - 9.0%, and rate of increase in salary levels - 0%.

OTHER POSTRETIREMENT BENEFITS

       In addition to providing pension benefits, one of the Company's divisions provided other postretirement benefits for employees who met certain age and length-of-service requirements. Under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the expected cost of these postretirement benefits must be charged to expense during the years that the employees render service. This postretirement benefit plan has been frozen and the Company recorded the accumulated postretirement obligation calculated as of that date.

       Net postretirement healthcare cost includes:


(In thousands)                                                                                 1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------

Interest Cost on Benefit Obligation                                                       $      50      $      49     $      91
Amortization of Unrecognized Gain                                                               (17)           (16)          (11)
                                                                                          ---------      ---------     ---------

                                                                                          $      33      $      33     $      80
                                                                                          ---------      ---------     ---------
                                                                                          ---------      ---------     ---------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.     EMPLOYEE BENEFIT PLANS (CONTINUED)

       The Company's post retirement healthcare plan activity is:


(In thousands)                                                                                               1999           1998
--------------------------------------------------------------------------------------------------------------------------------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                                                 $      686     $      677
 Interest cost                                                                                                 50             49
 Benefits paid                                                                                                (18)           (18)
 Other                                                                                                          -            (22)
                                                                                                       ----------     ----------

 Benefit obligation, end of year                                                                              718            686
                                                                                                       ----------     ----------

Plan Assets                                                                                                     -              -
Funded Status                                                                                                (718)          (686)
Unrecognized Net Gain                                                                                        (307)          (324)
                                                                                                       ----------     ----------

Accrued Post Retirement Healthcare Cost                                                                $   (1,025)    $   (1,010)
                                                                                                       ----------     ----------
                                                                                                       ----------     ----------


       For measurement purposes, the following table illustrates the annual rate of increase in the per capita cost of covered healthcare claims:


                                                                                                                 Annual Rate
                                                                                                            --------------------
                                                                                                            Pre-65       Post-65
                                                                                                            ------       -------

1999                                                                                                            7%            6%
1998                                                                                                            8%            6%
1997                                                                                                            8%            6%


       The pre-65 rate decreases gradually to 6% for fiscal 2000 and remains at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 3, 1999, by $71,000 and the aggregate of the service and interest cost components of the net postretirement healthcare cost for the year then ended by $5,000. A decrease in the assumed healthcare cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of April 3, 1999, by $61,000 and the aggregate of the service and interest cost components of the net postretirement healthcare cost for the year then ended by $5,000. The discount rates used in determining the accumulated postretirement benefit obligation was 7.5% in fiscal 1999 and 1998, and 8% in fiscal 1997.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.     INCOME TAXES

       The components of the provision for income taxes are:


(In thousands)                                                                                 1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------

Currently Payable:
 Federal                                                                                    $ 2,410        $ 2,398       $ 2,306
 State                                                                                          564            617           654
                                                                                            -------        -------       -------

                                                                                              2,974          3,015         2,960
                                                                                            -------        -------       -------

Net Deferred (Prepaid):
 Federal                                                                                       (212)          (180)          121
 State                                                                                          (30)           (32)           36
                                                                                            -------        -------       -------

                                                                                               (242)          (212)          157
                                                                                            -------        -------       -------

                                                                                            $ 2,732        $ 2,803       $ 3,117
                                                                                            -------        -------       -------
                                                                                            -------        -------       -------


       The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $48,000 and $92,000 of such benefits of the Company that have been allocated to capital in excess of par value in fiscal 1999 and 1998, respectively.

       Provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:


(In thousands)                                                                                 1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------

Provision for Income Taxes at Statutory Rate                                                $ 1,938        $ 2,025       $ 2,277
Differences Resulting From:
 State income taxes, net of federal tax                                                         352            386           455
 Amortization of cost in excess of net assets of acquired companies                             433            412           363
 Other, net                                                                                       9            (20)           22
                                                                                            -------        -------       -------

                                                                                            $ 2,732        $ 2,803       $ 3,117
                                                                                            -------        -------       -------
                                                                                            -------        -------       -------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.     INCOME TAXES (CONTINUED)

       Prepaid and deferred income taxes in the accompanying balance sheet consist of:


(In thousands)                                                                                                1999          1998
---------------------------------------------------------------------------------------------------------------------------------

Prepaid (Deferred) Income Taxes:
 Reserves and other accruals                                                                               $   858       $   706
 Accrued compensation                                                                                          615           759
 State net operating loss carryforward                                                                         235           108
 Intangible assets                                                                                              76            82
 Depreciation                                                                                               (1,073)       (1,078)
 Other                                                                                                          27          (106)
                                                                                                           -------       -------

                                                                                                           $   738       $   471
                                                                                                           -------       -------
                                                                                                           -------       -------


       As of April 3, 1999, the Company had state net operating loss carryforwards of approximately $2,960,000, which expire from 2004 through 2018.

5.     LONG-TERM OBLIGATIONS


(In thousands)                                                                                                1999          1998
---------------------------------------------------------------------------------------------------------------------------------

6.25% Mortgage Loan (payable in monthly installments of $9, with balloon
 payment in May 1999)                                                                                      $ 1,063       $ 1,173
Mortgage Loan (payable in monthly installments of $12, with final payment
 in 2003 (a))                                                                                                  856           949
Other                                                                                                            -            13
                                                                                                           -------       -------

                                                                                                             1,919         2,135
Less:  Current Maturities                                                                                    1,145           187
                                                                                                           -------       -------

                                                                                                           $   774       $ 1,948
                                                                                                           -------       -------
                                                                                                           -------       -------


(a) Bears interest at Prime Rate, which was 7.75% at April 3, 1999.

       The annual requirements for long-term obligations as of April 3, 1999, are $1,145,000 in fiscal 2000; $88,000 in fiscal 2001; $96,000 in fiscal 2002;
and $590,000 in fiscal 2003. Total requirements of long-term obligations are $1,919,000.

6.     COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

       The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,508,000, $2,498,000, and $2,068,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at April 3, 1999, are $2,085,000 in fiscal 2000; $1,611,000 in fiscal 2001; $1,183,000 in fiscal 2002; $561,000 in fiscal 2003; $74,000 in fiscal 2004; and $24,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $5,538,000.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTINGENCIES

       The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

7.     RELATED-PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT

       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $646,000, $679,000, and $644,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 1999, Thermo Electron billed the Company an additional $61,000 for certain administrative services required by the Company that were not covered by the corporate services agreement.

OTHER RELATED-PARTY TRANSACTIONS

       The Company purchases products and services in the ordinary course of business with other companies affiliated with Thermo TerraTech. Purchases of products and services from such affiliated companies total $425,000, $382,000, and $2,238,000 in fiscal 1999, 1998, and 1997, respectively.

REPURCHASE AGREEMENT

       The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Notes 1 and 13.

8.     COMMON STOCK

       At April 3, 1999, the Company had reserved 2,129,550 unissued shares of its common stock for possible issuance under stock-based compensation plans.

9.     BUSINESS SEGMENT INFORMATION

       The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses operate in four segments: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, services, and customers.

       The Company's Water and Wastewater Treatment segment provides engineering, consulting, and outsourcing services to industrial and government clients for the design, construction oversight, and operation of water and wastewater treatment facilities.

       The Process Engineering and Construction segment plans, designs, and builds equipment, systems, and plants used for manufacturing.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.     BUSINESS SEGMENT INFORMATION (CONTINUED)

       The Company's Highway and Bridge Engineering segment provides consulting and outsourcing services for transportation projects.
       The Infrastructure Engineering segment provides a wide array of consulting and outsourcing services for infrastructure development.


 (In thousands)                                                                                    1999        1998          1997
---------------------------------------------------------------------------------------------------------------------------------

Revenues:
 Water and Wastewater Treatment (a)                                                         $    43,957  $   40,790   $    44,452
 Process Engineering and Construction (b)                                                        18,342      11,154             -
 Highway and Bridge Engineering (c)                                                              12,158      13,345        17,595
 Infrastructure Engineering                                                                       6,977       6,346         2,608
 Intersegment sales elimination (d)                                                                (661)        (52)         (281)
                                                                                            -----------  ----------   -----------

                                                                                            $    80,773  $   71,583   $    64,374
                                                                                            -----------  ----------   -----------
                                                                                            -----------  ----------   -----------

Income Before Provision for Income Taxes:
 Water and Wastewater Treatment                                                             $     6,037  $    6,305   $     7,112
 Process Engineering and Construction                                                               729       1,109             -
 Highway and Bridge Engineering                                                                  (1,148)     (1,193)          (70)
 Infrastructure Engineering                                                                         760         495           373
 Corporate (e)                                                                                   (1,175)       (759)         (644)
                                                                                            -----------  ----------   -----------

 Total operating income                                                                           5,203       5,957         6,771
 Interest income (expense), net                                                                     497          (1)          (74)
                                                                                            -----------  ----------   -----------

                                                                                            $     5,700  $    5,956   $     6,697
                                                                                            -----------  ----------   -----------
                                                                                            -----------  ----------   -----------

Total Assets:
 Water and Wastewater Treatment                                                             $    50,156  $   55,474   $    55,499
 Process Engineering and Construction                                                            11,649      10,695             -
 Highway and Bridge Engineering                                                                  14,119      14,728        16,247
 Infrastructure Engineering                                                                       5,587       4,857         4,749
 Corporate (f)                                                                                   16,634       7,439        (1,061)
                                                                                            -----------  ----------   -----------

                                                                                            $    98,145  $   93,193   $    75,434
                                                                                            -----------  ----------   -----------
                                                                                            -----------  ----------   -----------

Depreciation and Amortization:
 Water and Wastewater Treatment                                                             $     1,735  $    1,718   $     1,606
 Process Engineering and Construction                                                               407         312             -
 Highway and Bridge Engineering                                                                     415         430           444
 Infrastructure Engineering                                                                         230         215            87
                                                                                            -----------  ----------   -----------

                                                                                            $     2,787  $    2,675   $     2,137
                                                                                            -----------  ----------   -----------
                                                                                            -----------  ----------   -----------


THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.     BUSINESS SEGMENT INFORMATION (CONTINUED)


(In thousands)                                                                                     1999        1998          1997
---------------------------------------------------------------------------------------------------------------------------------

Capital Expenditures:
 Water and Wastewater Treatment                                                             $       775  $      935   $       780
 Process Engineering and Construction                                                               300         387             -
 Highway and Bridge Engineering                                                                     157         166           216
 Infrastructure Engineering                                                                         123          43             7
                                                                                            -----------  ----------   -----------

                                                                                            $     1,355  $    1,531   $     1,003
                                                                                            -----------  ----------   -----------
                                                                                            -----------  ----------   -----------


(a) Includes intersegment sales of $180,000, $11,000, and $165,000 in fiscal 1999, 1998, and 1997, respectively.
(b) Includes intersegment sales of $69,000 and $6,000 in fiscal 1999 and 1998, respectively.
(c) Includes intersegment sales of $412,000, $35,000, and $116,000 in fiscal 1999, 1998, and 1997, respectively.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e)  Primarily general and administrative expenses.
(f)  Primarily cash and cash equivalents.

10.    EARNINGS PER SHARE

       Basic and diluted earnings per share were calculated as follows:


(In thousands except per share amounts)                                                          1999         1998         1997
-------------------------------------------------------------------------------------------------------------------------------

BASIC
Net Income                                                                                  $   2,968     $  3,153      $  3,580
                                                                                            ---------     --------      --------

Shares Issued in Connection With the Acquisition of The Killam Group (Note 2)                  22,606       22,606        22,606

Randers' Weighted Average Shares Outstanding From May 12, 1997, Date of Acquisition
 by Thermo TerraTech (Note 2)                                                                   2,823        2,505             -
                                                                                            ---------     --------      --------

Weighted Average Shares                                                                        25,429       25,111        22,606
                                                                                            ---------     --------      --------

Basic Earnings per Share                                                                    $     .12     $    .13      $    .16
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------

DILUTED
Net Income                                                                                  $   2,968     $  3,153      $  3,580
                                                                                            ---------     --------      --------

Basic Weighted Average Shares                                                                  25,429       25,111        22,606
Effect of Stock Options                                                                            23           91             -
                                                                                            ---------     --------      --------

Weighted Average Shares, as Adjusted                                                           25,452       25,202        22,606
                                                                                            ---------     --------      --------

Diluted Earnings per Share                                                                  $     .12     $    .13      $    .16
                                                                                            ---------     --------      --------
                                                                                            ---------     --------      --------


       The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of April 3, 1999, there were 1,309,000 shares of such options outstanding, with exercise prices ranging from $3.13 to $4.38 per share.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.    PROPOSED REORGANIZATION

       Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, ThermoRetec Corporation, as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company, ThermoRetec, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of ThermoRetec and Thermo TerraTech; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

12.    UNAUDITED QUARTERLY INFORMATION


(In thousands except per share amounts)

1999                                                                                First        Second        Third      Fourth
---------------------------------------------------------------------------------------------------------------------------------

Revenues                                                                        $  20,083    $  20,988     $  20,816    $  18,886
Gross Profit                                                                        5,029        4,699         4,676        4,615
Net Income                                                                            788          819           773          588
Basic and Diluted Earnings per Share                                                  .03          .03           .03          .02




1998                                                                             First (a)       Second        Third      Fourth
---------------------------------------------------------------------------------------------------------------------------------

Revenues                                                                        $  16,844      $18,231       $18,269      $18,239
Gross Profit                                                                        4,492        4,745         5,024        4,484
Net Income                                                                            841          984           906          422
Basic and Diluted Earnings per Share                                                  .03          .04           .04          .02


(a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note 2), subsequently transferred to the Company.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    SUBSEQUENT EVENTS

RESTRUCTURING ACTIONS

       In May 1999, the Company announced plans to sell three businesses, two of which comprise the Company's Process Engineering and Construction segment and Highway and Bridge Engineering segment. The third business that will be sold represents a small component of the Water and Wastewater Treatment segment. In connection with the planned sale of these businesses, the Company expects to record pretax charges of approximately $15 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of book value of the businesses over the estimated proceeds from sale. Revenues and operating losses of these business units in fiscal 1999 aggregated $31.7 million and $0.5 million, respectively.

CASH MANAGEMENT ARRANGEMENT

       Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement (Note 1). Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet, beginning in the first quarter of fiscal 2000.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of The Randers Killam Group Inc.:

       We have audited the accompanying consolidated balance sheet of The Randers Killam Group Inc. (formerly The Randers Group Incorporated; a Delaware Corporation and a 95%-owned subsidiary of Thermo TerraTech Inc.) as of April 3, 1999, and April 4, 1998, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended April 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Randers Killam Group Inc. as of April 3, 1999, and April 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles.



                                        Arthur Andersen LLP



Boston, Massachusetts
May 11, 1999 (except with respect
to the matters discussed in Note 13,
as to which the date is June 1, 1999)

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion on Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

OVERVIEW

         The Company's businesses provide comprehensive engineering and outsourcing services and operate in four segments: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's clients include municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients.

         In May 1997, Thermo TerraTech Inc. purchased a controlling interest in The Randers Group Incorporated (Randers), a provider of design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Subsequently, Thermo TerraTech entered into a definitive agreement to transfer its wholly owned engineering and consulting businesses (known as The Killam Group) to Randers in exchange for additional shares of Randers' common stock. As a result of these transactions, as approved at the January 1999 Special Meeting of the Company's Shareholders (Note 2), the Killam Group was deemed to be the "accounting acquiror," and historical results for Randers have been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, and to reflect the combined results of The Killam Group and Randers (collectively, the Company) from May 12, 1997, the date on which Thermo TerraTech became the majority-owner of Randers.

       The Randers division, comprised of Randers Engineering, Inc., Redco Incorporated, and Viridian Technology Incorporated, represents the Company's Process Engineering and Construction segment. The Company's Killam Associates, Inc., Duncan, Lagnese and Associates, Incorporated, Killam Management and Operational Services, Inc., and E3-Killam, Inc. subsidiaries, represent the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's BAC Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides both private and public sector clients with a broad range of consulting services that address transportation planning and design. In addition, in November 1996, Thermo TerraTech acquired CarlanKillam Consulting Group, Inc., a provider of transportation and environmental consulting, professional engineering, and architectural services, and subsequently transferred it to the Company. CarlanKillam represents the Company's Infrastructure Engineering segment.

       In May 1999, the Company announced the planned sale of three businesses, BAC Killam, the Randers division, and E3-Killam. The Company expects to record pretax charges totaling approximately $15 million, primarily in the first quarter of fiscal 2000, ending July 3, 1999, as a result of the planned sale (Note 13).

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED WITH FISCAL 1998

       Revenues increased 13% to $80.8 million in fiscal 1999 from $71.6 million in fiscal 1998, primarily due to construction and labor management contracts at the Process Engineering and Construction segment and the Water and Wastewater Treatment segment, which commenced during the first quarter of fiscal 1999 and are expected to be completed by the end of the first quarter of fiscal 2000. To a lesser extent, revenues increased $3.5 million due to the inclusion of a full period of revenues in fiscal 1999 from Randers, which was acquired in May 1997 and represents the Process Engineering and Construction segment.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FISCAL 1999 COMPARED WITH FISCAL 1998 (CONTINUED)

       The gross profit margin decreased to 24% in fiscal 1999 from 26% in fiscal 1998, primarily due to a change in sales mix to lower-margin construction-management contracts from higher-margin design contracts at the Process Engineering and Construction segment and Water and Wastewater Treatment segment.

       Selling, general, and administrative expenses as a percentage of revenues decreased to 17% in fiscal 1999 from 18% in fiscal 1998, due to an increase in revenues. Selling, general, and administrative expenses increased in fiscal 1999, primarily due to higher provisions for uncollectible accounts and the inclusion of expenses from Randers for the full period of fiscal 1999.

       Interest income increased to $0.7 million in fiscal 1999 from $0.2 million in fiscal 1998, primarily due to higher average invested cash balances. Interest expense remained relatively unchanged at $0.2 million in fiscal 1999 and 1998.

       The effective tax rates were 48% and 47% in fiscal 1999 and 1998, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes. The tax rate increased in fiscal 1999 primarily due to an increase in the relative effect of nondeductible amortization expense.

FISCAL 1998 COMPARED WITH FISCAL 1997

       Revenues increased 11% to $71.6 million in fiscal 1998 from $64.4 million in fiscal 1997, primarily due to the inclusion of $11.2 million of revenues from Randers, which was acquired in May 1997 and represents the Process Engineering and Construction segment and $3.8 million resulting from the inclusion of a full period of revenues in fiscal 1998 from CarlanKillam, which was acquired in November 1996 and represents the Infrastructure Engineering segment. These increases were offset in part by a decrease in revenues due to the completion of two major contracts in fiscal 1997 at the Water and Wastewater Treatment and the Highway and Bridge Engineering segments.

       The gross profit margin increased to 26% in fiscal 1998 from 25% in fiscal 1997, primarily due to a change in sales mix to higher-margin contracts at the Water and Wastewater Treatment segment, and the inclusion of higher-margin revenues at the Process Engineering and Construction segment.

       Selling, general, and administrative expenses as a percentage of revenues increased to 18% in fiscal 1998 from 15% in fiscal 1997, primarily due to the May 1997 acquisition of Randers, which has higher expenses as a percentage of revenues and, to a lesser extent, increased marketing costs at the Water and Wastewater Treatment segment.

       Interest income increased to $0.2 million in fiscal 1998 from $0.1 million in fiscal 1997, primarily due to higher average invested cash balances. Interest expense remained relatively unchanged at $0.2 million in fiscal 1998 and 1997.

       The effective tax rates were 47% in fiscal 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

       Consolidated working capital was $28.4 million at April 3, 1999, compared with $25.8 million at April 4, 1998. Included in working capital are cash and cash equivalents of $15.9 million at April 3, 1999, compared with $9.8 million at April 4, 1998. During fiscal 1999, $7.8 million of cash was provided by operating activities. During this period, $2.3 million of cash was provided by an increase in accounts payable and other current liabilities, primarily due to increased subcontract work, as well as the timing of payments. These sources of cash were offset in part by an increase of $0.6 million in unbilled contract costs and fees due to the timing of billings on certain contracts. The days sales outstanding in unbilled contract costs and fees and accounts receivable at April 3, 1999, were 48 and 59 days, respectively, compared with 47 and 68 days, respectively at April 4, 1998. Management does not believe that the change in the number of days sales outstanding is indicative of any trend that would materially affect the Company's future results of operations or liquidity.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

       The Company's investing activities in fiscal 1999 primarily consisted of capital additions of $1.4 million. The Company expects to expend approximately $1.0 million for capital additions during fiscal 2000.

       In fiscal 1999, the Company's financing activities used $0.2 million of cash for the repayment of notes payable.

       The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complimentary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo TerraTech or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

MARKET RISK

       The Company is exposed to market risk from changes in interest rates, which could affect its future results of operations and financial condition. The Company's cash and cash equivalents and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of fixed rate financial instruments and a change in earnings from variable rate instruments. A 10% change in interest rates would not have a material effect on the fair value of, or earnings from, these financial instruments.

YEAR 2000

       The following constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

THE COMPANY'S STATE OF READINESS

       The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company's efforts included testing the year 2000 readiness of its utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical facilities, the Company does not believe that any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 90% complete as of April 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by June 1999.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


YEAR 2000 (CONTINUED)

       The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow-up with its significant suppliers and vendors that have not responded to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by June 1999.

CONTINGENCY PLAN

       The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying manual or backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

ESTIMATED COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

       The Company had not incurred material expenses to third parties (external costs) related to year 2000 issues as of April 3, 1999, and the total external costs of year 2000 remediation are not expected to be material.

       The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

REASONABLY LIKELY WORST CASE SCENARIO

       At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 problems in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

RISKS OF THE COMPANY'S YEAR 2000 ISSUES

       While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company may involve the delivery to clients of third-party software and hardware. Accordingly, the Company may see an increase in warranty and other claims related to Company services that incorporate such software or hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                           FORWARD-LOOKING STATEMENTS


       In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

       DEPENDENCE ON SALES TO GOVERNMENT ENTITIES. A significant portion of the Company's revenues is derived from municipalities, state governments, and government utility authorities. Any decreases in purchases by these entities, including, without limitation, decreases resulting from shifts in priorities or overall budgeting limitations, could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, most of the Company's contracts require the Company to perform specific services for a fixed fee. Contracts with governmental entities often permit the purchaser to cancel the agreement at any time. A significant overrun in the Company's expenses or cancellation of a significant contract could also result in a material adverse effect on the Company's business, financial condition, and results of operations. The Company's contracts with governmental entities are also subject to other risks, including contract suspensions; protests by disappointed bidders of contract awards, which can result in the re-opening of the bidding process; and changes in government policies or regulations.

       COMPETITION. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to changes in customer requirements and new or emerging technologies, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or its existing competitors expand their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

       DEPENDENCE ON ENVIRONMENTAL REGULATION. Federal, state, and local environmental laws govern most of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including water supply design and inspection services, wastewater treatment facility design and inspection services, solid and hazardous waste management services, environmental testing services, natural resource management, and air pollution testing and management services, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.

       POTENTIAL ENVIRONMENTAL AND REGULATORY LIABILITY. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial without any corresponding increase in revenue. The Company's water, wastewater, and hazardous waste-treatment management services operations may expose the Company to liabilities to clients and third parties. In addition, the Company is also potentially subject to monetary fines, penalties, remediation, cleanup or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company is subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may pose liability on the Company for exposure of its employees to radiation or other hazardous contamination.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                           FORWARD-LOOKING STATEMENTS


       The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

       POTENTIAL PROFESSIONAL LIABILITY. The Company's business exposes it to potential liability for the negligent performance of its services and, as such, the Company may face substantial liability to clients and third parties for damages resulting from faulty designs or other professional services. The Company currently maintains professional errors and omissions insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a professional liability claim would not result in a material adverse effect on the Company's business, financial condition, and results of operations.

       SEASONAL INFLUENCES. A majority of the Company's businesses experience seasonal fluctuations. Site investigation work and certain environmental testing services may decline in winter months as a result of severe weather conditions.

       RISKS ASSOCIATES WITH ACQUISITION STRATEGY. The Company's strategy has included the acquisition of businesses that complement or augment the Company's existing services. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

       RISKS ASSOCIATED WITH CASH MANAGEMENT ARRANGEMENT WITH THE PARENT COMPANY. The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


                           FORWARD-LOOKING STATEMENTS


       POTENTIAL IMPACT OF YEAR 2000 ON PROCESSING OF DATE-SENSITIVE INFORMATION. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company may involve the delivery to clients of third-party software and hardware. Accordingly, the Company may see an increase in warranty and other claims related to Company services that incorporate such software or hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

THE RANDERS KILLAM GROUP INC.                         1999 FINANCIAL STATEMENTS


SELECTED FINANCIAL INFORMATION


(In thousands except per share amounts)                                    1999     1998 (a)    1997 (b)        1996         1995
---------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME DATA
Revenues                                                              $  80,773    $  71,583   $  64,374   $  58,515    $  27,735
Gross Profit                                                             19,019       18,745      16,326      13,503        5,640
Net Income                                                                2,968        3,153       3,580       2,379          693
Basic and Diluted Earnings per Share                                        .12          .13         .16         .11          .03

BALANCE SHEET DATA
Working Capital                                                       $  28,424    $  25,822   $  16,038   $  13,084    $  14,348
Total Assets                                                             98,145       93,193      75,434      71,893       71,886
Long-term Obligations                                                       774        1,948       1,260       1,883        2,551
Shareholders' Investment                                                 83,014       79,998      64,731      58,725       60,278


(a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note 2), subsequently transferred to the Company.

(b) Reflects the November 1996 acquisition of CarlanKillam Consulting Group by Thermo TerraTech (Note 2), subsequently transferred to the Company.

COMMON STOCK MARKET INFORMATION

       The Company's common stock is traded on the American Stock Exchange under the symbol RGI. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system. Prices have been restated to reflect a one-for-five reverse stock split, effective in February 1999.


                                                                                        Fiscal 1999                Fiscal 1998
                                                                                 ---------------------       ---------------------
Quarter                                                                              High          Low          High           Low
----------------------------------------------------------------------------------------------------------------------------------

First                                                                            $3 3/4       $3 1/8          $5 5/8      $2 1/2
Second                                                                            3 1/8        1 7/8           5           4 1/16
Third                                                                             2 3/16       1 9/16          5           2 1/2
Fourth                                                                            3 5/8        1 7/8           4 3/8       3 1/8


       As of April 30, 1999, the Company had 65 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 30, 1999, was $2 5/8 per share.

DIVIDEND POLICY

       The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

                                                                      APPENDIX F

          AMENDMENT NO. 1 ON FORM 10-K/A TO ANNUAL REPORT ON FORM 10-K
           OF RANDERS/KILLAM FOR THE FISCAL YEAR ENDED APRIL 3, 1999

                                                                      APPENDIX F


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
               ---------------------------------------------------

                         AMENDMENT NO. 1 ON FORM 10-K/A
                                  TO FORM 10-K

(mark one)


    X Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
---------

---------     Transition Report Pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934

                         Commission file number 0-18095

                          THE RANDERS KILLAM GROUP INC.
            (Exact name of Registrant as specified in its character)

Delaware                                                    38-2788025
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

27 Bleeker Street
Millburn, New Jersey                                        07041
(Address of principal executive offices)                    (zip code)

       Registrant's telephone number, including area code: (781) 622-1000

           Securities registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
Title of each class                                on which registered
-------------------                                -------------------
Common Stock, $.0001 par value                     American Stock Exchange

           Securities registered pursuant to section 12(g) of the Act:
                                      None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. X No _____.
                           ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of April 30, 1999, was approximately $2,411,412.

As of April 30, 1999, the Registrant had 25,429,344 shares of Common Stock outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended April 3, 1999, are incorporated by reference into Parts I and II.

Items 10, 11, 12 & 13 of Part III of the Registrant's Annual Report on Form 10-K for the fiscal year ended April 3, 1999 are hereby amended and restated in their entirety as follows:

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS

         Set forth below are the names of the directors, their ages, their offices in The Randers Killam Group Inc. ("Randers" or the "Company"), if any, their principal occupation or employment for the past five years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships. Information regarding their beneficial ownership of the Company's Common Stock and of the common stock of its parent company, Thermo TerraTech Inc. ("Thermo TerraTech"), a provider of industrial outsourcing services and manufacturing support encompassing a broad range of specialization including environmental-liability management, engineering and design, laboratory testing and metal treating, and Thermo TerraTech's parent company, Thermo Electron Corporation ("Thermo Electron"), a provider of products and services in measurement instrumentation, biomedical devices, energy, resource recovery, and emerging technologies, is reported in Item 12 - Security Ownership of Certain Beneficial Owners and Management.

-------------------------------------------------------------------------------------------------------------------
JOHN P. APPLETON               Dr. Appleton, 64, has been the chairman of the board and a director of the Company since November 1997.  Dr. Appleton has been president and chief executive officer of Thermo TerraTech since September 1993, and has served as a vice president of
                               Thermo Electron since 1975 in various managerial capacities.  He was the chief executive officer of ThermoRetec Corporation ("ThermoRetec"), a majority-owned subsidiary of Thermo TerraTech, from September 1993 to May 1997.  Dr. Appleton also serves as a director of ThermoRetec and Thermo TerraTech.
-------------------------------------------------------------------------------------------------------------------
THOMAS R. EURICH               Mr. Eurich, 53, has been a director of the Company since its inception in 1976. He has also been a vice president of the Company since November 1997. Prior to the acquisition of a majority interest in the Company by Thermo TerraTech, Mr. Eurich served as its president and chief executive officer from its inception in 1976 until
                               November 1997 and May 1997, respectively.
-------------------------------------------------------------------------------------------------------------------
EMIL C. HERKERT                Mr. Herkert, 61, has been a director of the Company since November 1997.  He has also served as president and chief executive officer of the Company since November
                               1997 and May 1997, respectively.  In addition, he has served as a vice president of Thermo TerraTech since May 1996, as president of the Randers group of companies from its acquisition by Thermo TerraTech in February 1995 until its merger into the Company in May 1997, and as president of Killam Associates, a wholly owned subsidiary of Thermo TerraTech  from 1997 through May 1998.
-------------------------------------------------------------------------------------------------------------------
BRIAN D. HOLT                  Mr. Holt, 50, has been a director of the Company since November 1998.  Mr. Holt has been the president and chief executive officer of Thermo Ecotek Corporation, a majority-owned subsidiary of Thermo Electron that is involved in clean-power resources, clean fuels, and naturally derived products for protecting crops since
                               February 1994.  He has been the chief operating officer, environmental and energy, of Thermo Electron since September 1998.  From March 1996 to September 1998, he was a vice president of Thermo Electron.  For more than five years prior to his appointment as an officer of Thermo Ecotek Corporation, he was president and chief executive officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities.  Mr. Holt is also a director of KFx,
                               Inc., Thermo Ecotek Corporation, Thermo Power Corporation, Thermo TerraTech and
                               ThermoRetec.
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
SUSAN F. TIERNEY               Dr. Tierney, 48, has been a director of the Company since November 1997.  Dr.
                               Tierney is a partner with the Economics Resource Group, an economics/policy consulting firm.  From March 1993 to May 1993, Dr. Tierney was a consultant for the U.S. Department of Energy, and from May 1993 to July 1995, she served as
                               Assistant Secretary for Policy for the U.S. Department of Energy.  Prior to that appointment, Dr. Tierney served as Secretary of Environmental Affairs for the
                               Commonwealth of Massachusetts from January 1991 to March 1993 and as Commissioner of the Department of Public Utilities for the Commonwealth of Massachusetts from
                               1988 to January 1991.  Dr. Tierney is also a director of Thermo Ecotek Corporation.
-------------------------------------------------------------------------------------------------------------------


COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

         The board of directors has established an audit committee and a human resources committee, each consisting solely of directors who are not employees of the Company, of Thermo Electron or of any other companies affiliated with Thermo Electron (also referred to as "outside directors"). The sole member of the audit committee is Dr. Tierney. The audit committee reviews the scope of the audit with the Company's independent public accountants and meets with them for the purpose of reviewing the results of the audit subsequent to its completion. The sole member of the human resources committee is Dr. Tierney. The human resources committee reviews the performance of senior members of management, recommends executive compensation and administers the Company's stock option and other stock-based compensation plans. The Company does not have a nominating committee of the board of directors. The board of directors met four times, the audit committee met twice and the human resources committee met three times during fiscal 1999. Each director attended at least 75% of all meetings of the board of directors and committees on which he served held during fiscal 1999.

         The board of directors has also established a special committee (the "Special Committee") consisting solely of one outside director for the purpose of evaluating the merits and negotiating the terms of the proposed transaction with Thermo Electron pursuant to which the Company would be taken private, considering such alternatives as the Special Committee deems appropriate and making a recommendation to the full board of directors on whether or not to approve any such proposed transaction. See Item 13 - Certain Relationships and Related Transactions. The sole member of the Special Committee is Dr. Tierney.

COMPENSATION OF DIRECTORS

         CASH COMPENSATION

         Outside directors receive an annual retainer of $2,000 and a fee of $1,000 per day for attending regular meetings of the board of directors and $500 per day for participating in meetings of the board of directors held by means of conference telephone and for participating in certain meetings of committees of the board of directors. Payment of directors' fees is made quarterly. Dr. Appleton, Mr. Eurich, Mr. Herkert and Mr. Holt are all employees of Thermo Electron or its subsidiaries and do not receive any cash compensation from the Company for their services as directors. Directors are also reimbursed for out-of-pocket expenses incurred in attending such meetings.

         In addition, members of the Special Committee receive a one-time retainer of $20,000 and a fee of $1,000 per day for attending regular meetings of the Special Committee and $500 per day for participating in meetings of the Special Committee held by means of conference telephone.

         DEFERRED COMPENSATION PLAN FOR DIRECTORS

         Under the Company's deferred compensation plan for directors (the "Deferred Compensation Plan"), a director has the right to defer receipt of his cash fees until he ceases to serve as a director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the board of directors, deferred amounts become payable immediately.

Either of the following is deemed to be a change of control: (a) the acquisition, without the prior approval of the board of directors, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo TerraTech or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the board of directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo TerraTech or Thermo Electron to constitute a majority of the board of directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of the Company's Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. A total of 25,000 shares of Common Stock have been reserved for issuance under the Deferred Compensation Plan. As of April 3, 1999, deferred units equal to approximately 7,862 shares of Common Stock were accumulated under the Deferred Compensation Plan.

         STOCK-BASED COMPENSATION

         Directors of the Company are also eligible for the grant of stock options under the Company's equity incentive plan. The equity incentive plan is administered by the human resources committee of the board of directors, which determines the form and terms of stock-based awards to be granted. To date, only nonqualified stock options have been granted under this plan. These options may be exercised at any time prior to the expiration of the option on the seventh anniversary of the grant date. Shares acquired upon exercise of the options are subject to restrictions on transfer and right of the Company to repurchase such shares at the exercise price if the director ceases to serve as a director of the Company or any other Thermo Electron company. The restrictions and repurchase rights lapse or are deemed to have lapsed 20% per year, starting with the first anniversary of the grant date, provided the director has continuously served as a director of the Company or any other Thermo Electron company since the grant date. No options to purchase shares of the Common Stock were granted to the outside directors of the Company under this plan in fiscal 1999.

STOCK OWNERSHIP POLICIES FOR DIRECTORS

         The human resources committee of the board of directors (the "Committee") has established a stock holding policy for directors. The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock. Directors are requested to achieve this ownership within a three year period. The chief executive officer of the Company is required to comply with a separate stock holding policy established by the Committee, which is described in Item 11 - Executive Compensation - Stock Ownership Policies.

         In addition, the Committee has adopted a policy requiring directors to hold shares of the Company's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option. This policy is also applicable to executive officers, and is described in Item 11 - Executive Compensation - Stock Ownership Policies.

EXECUTIVE OFFICERS

         Reference is made to Item 1(e) of this Report for information regarding the Executive Officers of the Registrant.

ITEM 11. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

NOTE: All share data for the Company's Common Stock has been adjusted to reflect a one-for-five reverse stock split effected in February 1999.

         The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and its two other most highly compensated executive officers (i) for the fiscal year from April 5, 1998 through April 3, 1999 ("fiscal 1999") (ii) for the fiscal year from March 30, 1997 through April 4, 1998 ("fiscal 1998"), (iii) for the three-month period from January 1, 1997 through March 29, 1997 ("fiscal 1997"), reflecting a change in the Company's fiscal year-end to the 52- or 53-week period ending on the Saturday nearest March 30, and (iv) for the fiscal year from January 1, 1996 to December 31, 1996 ("fiscal "1996"). The listed executive officers are collectively referred to herein as the "named executive officers." No other executive officer of the Company met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

         The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Corporate Services Agreement between the Company and Thermo Electron. See Item 13 - Certain Relationships and Related Transactions. Accordingly, the compensation for these individuals is not reported in the following table.


                           SUMMARY COMPENSATION TABLE
 ------------------------------------------------------------------------------------------------------------------------
                                      ANNUAL COMPENSATION (1)             LONG TERM COMPENSATION
                                      -----------------------             ----------------------
                                                                       RESTRICTED   SECURITIES
  NAME AND               FISCAL                          OTHER ANNUAL    STOCK       UNDERLYING            ALL OTHER
 PRINCIPAL POSITION      YEAR    SALARY      BONUS       COMPENSATION    AWARD (2)   OPTIONS (3)         COMPENSATION (4)
 ------------------      ----    ------      -----       ------------    ---------   -----------         ----------------
 Emil C. Herkert (5)     1999    $214,000    $65,000      $37,391 (6)    $109,125      10,000 (RGI)         $26,202 (8)
    President & Chief                                                                   6,100 (TMO)
    Executive Officer                                                                   8,000 (TTT)
                         1998    $207,000         $0  (7) $48,188 (6)       --        240,000 (RGI)         $18,325 (8)

                                                                                          300 (TMO)
                                                                                        2,000 (MKA)
                                                                                        2,000 (ONX)
                                                                                        2,000 (TDX)
                                                                                        1,000 (TISI)
                                                                                        2,000 (TRIL)
                                                                                        1,500 (VIZ)
                                                                                        2,000 (TRCC)
 ------------------------------------------------------------------------------------------------------------------------
 Thomas R. Eurich (9)    1999    $145,000     $10,000           --          --          4,000 (RGI)            $500
    Vice President       1998    $145,000          $0 (7)       --          --         54,000 (RGI)            $500
                         1997     $33,000 (1)      -- (1)       --          --             --                    --
                         1996                      --           --          --             --                    --
                                 $132,000
 ------------------------------------------------------------------------------------------------------------------------
 Nicholas M. DeNichilo   1999    $144,851     $22,500           --          --          8,800 (RGI)         $11,514 (8)
    Vice President (10)                                                                 5,000 (TTT)
                         1998    $142,000     $45,000           --          --         60,000 (RGI)         $11,152 (8)
 ------------------------------------------------------------------------------------------------------------------------


(1) The Company changed its fiscal year-end to March from December in 1997, and as a consequence, the salary data for fiscal 1997 reflects salary paid during the three-month period from January 1, 1997 to March 29, 1997. Salary data for the subsequent fiscal year reflects salary paid during the Company's full fiscal year.

(2) In fiscal 1999, Mr. Herkert was awarded 19,400 shares of restricted stock of Thermo TerraTech with a value of $109,125 on the grant date. The restricted stock awards vest in their entirety on January 2, 2002. Dividends are payable on restricted stock. At the end of fiscal 1999, Mr. Herkert held 19,400 shares of restricted stock of Thermo TerraTech with an aggregate value of $97,000.

(3) Options to purchase Common Stock granted by the Company are designated in the table as "RGI". In addition, the named executive officers have also been granted options to purchase the common stock of the following Thermo Electron companies during the last three fiscal years as part of Thermo Electron's stock option program: Thermo Electron (designated in the table as TMO), Metrika Systems Corporation (designated in the table as MKA), ONIX Systems Inc. (designated in the table as ONX), Thermedics Detection Inc. (designated in the table as TDX), Thermo Information Solutions Inc. (designated in the Table as TISI), Thermo TerraTech (designated in the Table as TTT), Thermo Trilogy Corporation (designated in the table as TRIL), Thermo Vision Corporation (designated in the table as VIZ) and Trex Communications Corporation (designated in the table as TRCC).

(4) Represents the amount of matching contributions made by the individual's employer on behalf of named executive officers participating in the Elson T. Killam Savings and Investment Plan, in the case of Messrs. Herkert and DeNichilo, and in The Randers Killam Group Inc. 401(k) Profit Sharing Plan, in the case of Mr. Eurich.

(5) The Company became a majority-owned subsidiary of Thermo TerraTech on May 12, 1997. Mr. Herkert was appointed chief executive officer of the Company on May 12, 1997 and was appointed to the additional position of president of the Company on November 19, 1997. The annual cash compensation (salary and bonus) reported in the table for Mr. Herkert represents the amount paid by the Company and Thermo TerraTech for his services to such entities during fiscal 1998 and 1999.

(6) This amount includes payments of $20,000 plus an additional gross-up amount of $17,186 to compensate for the federal and state income tax liability attributable to such payments made to Mr. Herkert in fiscal 1999 and 1998 pursuant to the terms of a certain Deferred Compensation Agreement with Elson T. Killam Associates.

(7) Mr. Herkert and Mr. Eurich elected to forego their bonuses for fiscal 1998 in light of the Company's operating and stock price performance in fiscal 1998.

(8) For Messrs. Herkert and DeNichilo, these figures also include $16,178 and $6,493, respectively for fiscal 1998 and $24,000 and $6,400, respectively for fiscal 1999, of contributions to the Elson T. Killam Savings and Investment Plan in lieu of contributions to the Killam Associates Defined Benefit Retirement Plan, benefits under which were frozen as of March 31, 1995.

(9) Mr. Eurich was appointed vice president of the Company on November 19, 1997. Prior to that time, Mr. Eurich served as chief executive officer of the Company until May 12, 1997, and as president of the Company until November 19, 1997.

(10) Mr. DeNichilo was appointed vice president of the Company on November 19, 1997. The annual compensation (salary and bonus) reported in the table for Mr. DeNichilo represents the amount paid by the Company and Thermo TerraTech for his services to such entities during fiscal 1998 and 1999.

STOCK OPTIONS GRANTED DURING FISCAL 1999

          The following table sets forth information concerning individual grants of stock options made during fiscal 1999 to the named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no such rights were granted during fiscal 1999.


                          OPTION GRANTS IN FISCAL 1999
-------------------------------------------------------------------------------------------------------------------
                                                                                 POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                                           PERCENT OF                            ANNUAL RATES OF STOCK
                    NUMBER OF SECURITIES  TOTAL OPTIONS                          PRICE APPRECIATION FOR
                     UNDERLYING OPTIONS    GRANTED TO     EXERCISE                  OPTION TERM (2)
                         GRANTED AND      EMPLOYEES IN    PRICE PER  EXPIRATION     ---------------
        NAME             COMPANY (1)       FISCAL YEAR     SHARE       DATE         5%           10%
        ----             ------------      ------------    -----       ----         --           ---
Emil C. Herkert         10,000 (RGI)       2.85%           $2.50       2/24/04       $6,900     $15,300
                           300 (TMO)       0.01% (3)      $34.50        6/2/03       $2,859      $6,318
                         5,800 (TMO)       0.14% (3)      $16.20       9/23/03      $25,984     $57,362
                         8,000 (TTT)       0.67% (3)       $5.03       2/24/04      $11,120     $24,560
-------------------------------------------------------------------------------------------------------------
Thomas R. Eurich         4,000 (RGI)       1.14% (3)       $2.50       2/24/04       $2,760      $6,120
-------------------------------------------------------------------------------------------------------------
Nicholas M. DeNichilo    8,800 (RGI)       2.51%           $2.50       2/24/04       $6,072     $13,464
                         5,000 (TTT)       0.42% (3)       $5.03       2/24/04       $6,950     $15,350
-------------------------------------------------------------------------------------------------------------


(1) All of the options granted during the fiscal year are immediately exercisable at the date of grant. In all cases, the shares acquired upon exercise are subject to repurchase by the granting company at the exercise price if the optionee ceases to be employed by such company or any other Thermo Electron company. The granting company may exercise its repurchase rights within six months after the termination of the optionee's employment. The repurchase rights generally lapse ratably over a one- to five-year period, depending on the option term, which may vary from five to ten years, provided the optionee continues to be employed by the granting company or any other Thermo Electron company. The granting corporation may permit the holders of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Please see footnote (2) under Summary Compensation Table above for the company abbreviations used in this table.

(2) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of the applicable corporation, the optionee's continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron or its subsidiaries other than the Company as part of Thermo Electron's compensation program and accordingly are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

STOCK OPTIONS EXERCISED DURING FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

          The following table reports certain information regarding stock option exercises during fiscal 1999 and outstanding stock options held at the end of fiscal 1999 by the Company's named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1999.


AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL 1999 YEAR-END OPTION VALUES
-----------------------------------------------------------------------------------------------------------------------

                                                                           NUMBER OF               VALUE OF
                                                                          UNEXERCISED             UNEXERCISED
                                                                        OPTIONS AT FISCAL        IN-THE-MONEY
                                          SHARES                            YEAR-END           OPTIONS AT FISCAL
                                        ACQUIRED ON         VALUE         (EXERCISABLE/      YEAR-END (EXERCISABLE/
NAME                      COMPANY (1)    EXERCISE        REALIZED (2)   UNEXERCISABLE) (1)       UNEXERCISABLE)
----                      -----------    --------        ------------   ------------------     --------------
Emil C. Herkert (3)       RGI            --              --             250,000 /0             $3,310  /--
                          TMO            --              --              43,900 /0                 $0  /--
                          MKA            --              --               2,000 /0                 $0  /--
                          ONX            --              --               2,000 /0                 $0  /--
                          TDX            --              --               2,000 /0                 $0  /--
                          TISI           --              --                   0 /1,000             --  /$0 (4)
                          TTT            --              --               8,000 /0                 $0  /--
                          TRIL           --              --                   0 /2,000             --  /$0 (4)
                          VIZ            --              --               1,500 /0                 $0  /--
                          TRCC           --              --                   0 /2,000             --  /$0 (4)
---------------------------------------------------------------------------------------------------------------
Thomas R. Eurich          RGI            --              --              58,000 /0             $1,324  /--
---------------------------------------------------------------------------------------------------------------
Nicholas M. DeNichilo     RGI            --              --              68,800 /0             $2,913  /--
                          TMO            1,500           $28,295          9,750 /0                 $0  /--
                          TTT            --              --              38,000 /0                 $0  /--
---------------------------------------------------------------------------------------------------------------

(1) All of the options reported outstanding at the end of the fiscal year are immediately exercisable as of fiscal year-end, except options to purchase the common stock of Thermo Information Solutions Inc., Thermo Trilogy Corporation and Trex Communications Corporation, which are not exercisable until the earlier of (i) 90 days after the effective date of the registration of that company's common stock under Section 12 of the Exchange Act and (ii) nine years from the grant date. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting company at the exercise price if the optionee ceases to be employed by such company or any other Thermo Electron company. The granting company may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the Company or any other Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date. The granting company may permit the holder of options to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Certain options have three-year terms and the repurchase rights lapse in their entirety on the second anniversary of the grant date. Please see footnote (2) under Summary Compensation Table above for the company abbreviations used in this table.

(2) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(3) Mr. Herkert has served as a vice president of Thermo TerraTech since 1996 and has been granted options to purchase shares of the common stock of Thermo Electron and certain of its subsidiaries other than the Company from time to time by Thermo Electron or such other subsidiaries. These options are not reported here as they were granted as compensation for service to Thermo Electron companies in capacities other than in his capacity as the chief executive officer of the Company.
(4) No public market existed for the shares underlying these options as of April 3, 1999. Accordingly, no value in excess of exercise price has been attributed to these options.

DEFINED BENEFIT RETIREMENT PLAN

         The Company's Killam Associates subsidiary maintains a Defined Benefit Retirement Plan (the "Plan") for eligible U.S. employees. Accrued benefits under the Plan were frozen as of March 31, 1995. Mr. Herkert and Mr. DeNichilo are both participants in the Plan. The following table sets forth the estimated annual benefits payable under the Plan upon retirement in specified compensation and years-of-service classifications. The estimated benefits reflect the statutory limits on compensation that can be recognized for Plan purposes. The limit at March 31, 1995 was $150,000 per year.


                                                  YEARS OF SERVICE
                 ANNUAL                           ----------------
              COMPENSATION       15           20            25           30           35
              ------------       --           --            --           --           --
              $100,000           $20,064      $26,752       $33,440      $40,128      $46,817
               125,000            25,427       33,902        42,378       50,853       59,329
               150,000            20,789       41,052        51,315       61,578       71,842

         Each eligible employee receives a monthly retirement benefit, beginning at normal retirement age (65, although benefits are not reduced if the employee retires after reaching 62). Before the benefit was frozen, it provided 1.05% of an employee's Average Final Compensation (as defined below) in excess of the average of the Social Security wage bases, multiplied by his years of service (up to a maximum of 35 years). Benefits are reduced for retirement before age
62. Average Final Compensation is the average total compensation for the 5 consecutive years out of the last 15 years prior to 1995 which produce the highest average. The frozen annual accrued benefit for Mr. Herkert is $93,332 (based on the compensation limit of $235,840 that was in effect in 1993) and for Mr. DeNichilo is $32,638. The Plan benefits shown are payable during the employee's lifetime unless the employee elects another form of benefit that provides death protection.

EXECUTIVE RETENTION AGREEMENTS

         Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason", as those terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon
(i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and
(b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

         In 1998, Thermo Electron authorized an executive retention agreement with Mr. Herkert. This agreement provides that in the event Mr. Herkert's employment is terminated under the circumstances described above, he would be entitled to a lump sum payment equal to the sum of (a) one times his highest annual base salary in any 12 month period during the prior five-year period, plus (b) one times his highest annual bonus in any 12 month period during the prior five-year period. In addition, he would be provided benefits for a period of one year after such termination substantially equivalent to the benefits package he would have been otherwise entitled to receive if he was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options that he holds in Thermo Electron and its subsidiaries, including the Company, as of the date of the change in control. Finally, Mr. Herkert would be entitled to a cash payment equal to $15,000, to be used toward outplacement services.

         Assuming that the severance benefits would have been payable as of April 5, 1999, the lump sum salary and bonus payment under such agreement to Mr. Herkert would have been approximately $343,000. In the event that payments under these agreements are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Mr. Herkert would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by him with respect to such payment, plus the amount of all other additional taxes imposed on him attributable to the receipt of such gross-up payment.

STOCK OWNERSHIP POLICIES

         The human resources committee of the board of directors (the "Committee") established a stock holding policy for executive officers of the Company that required executive officers to own a multiple of their compensation in shares of Common Stock. For the chief executive officer, the multiple is one times his base salary and reference incentive compensation for the fiscal year. For all other officers, the multiple was one times the officer's base salary. The Committee deemed it appropriate to permit officers to achieve these ownership levels over a three-year period. The policy has been amended to apply only to the chief executive officer.

         In order to assist executive officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company is authorized to make interest-free loans to executive officers to enable them to purchase shares of Common Stock in the open market. This plan was also amended to apply only to the chief executive officer. The loans are required to be repaid upon the earlier of demand or the tenth anniversary of the date of the loan, unless otherwise determined by the Committee.

         The Committee also has a policy requiring its executive officers to hold shares of Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of Common Stock, as well as the common stock of Thermo TerraTech, the Company's parent company, and of Thermo Electron, Thermo TerraTech's parent company, as of May 31, 1999, with respect to (i) each director, (ii) each executive officer named in the summary compensation table set forth in Item 11 - Executive Compensation, (the "named executive officers") and (iii) all directors and current executive officers as a group. In addition, the following table sets forth the beneficial ownership of Common Stock, as of May 31, 1999, with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

         While certain directors or executive officers of the Company are also directors or executive officers of Thermo Electron or Thermo TerraTech, all such persons disclaim beneficial ownership of the shares of Common Stock owned by Thermo TerraTech or Thermo Electron.


                                       THE RANDERS KILLAM     THERMO TERRATECH        THERMO ELECTRON
NAME (1)                               GROUP INC. (2)          INC. (3)               CORPORATION (4
--------                               --------------         ---------               --------------
Thermo Electron Corporation (5)        24,361,210                   N/A                        N/A
John P. Appleton                          120,000               305,939                    154,363
Nicholas M. DeNichilo                      68,800                38,000                     10,175
Thomas R. Eurich                          207,501                     0                          0
Emil C. Herkert                           252,000                89,900                     46,400
Brian D. Holt                               4,000               250,000                    286,943
Susan F. Tierney                           51,653                 1,000                          0
All directors and current executive
  officers as a group (8 persons)         715,954               749,654                  1,010,829

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Dr. Appleton, Mr. DeNichilo, Mr. Eurich, Mr. Herkert, Mr. Holt, Dr. Tierney and all directors and current executive officers as a group include 120,000, 68,800, 58,000, 250,000, 4,000, 48,300, and 561,100 shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Tierney and all directors and current executive officers as a group each include 3,353 shares that had been allocated through April 3, 1999, to Dr. Tierney's account maintained under the Deferred Compensation Plan. No director or named executive officer beneficially owned more than 1% of the Common Stock outstanding as of May 31, 1999; all directors and current executive officers as a group beneficially owned 2.8% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo TerraTech beneficially owned by Dr. Appleton, Mr. DeNichilo, Mr. Herkert, Mr. Holt, Dr. Tierney and all directors and current executive officers as a group include 275,000, 38,000, 8,000, 250,000, 1,000 and 630,000 shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Appleton and all directors and current executive officers as a group include 305 and 907 shares, respectively, allocated through May 31, 1999, to accounts maintained pursuant to the ESOP, as defined below. Except for Dr. Appleton, who beneficially owned 1.58% and Mr. Holt who beneficially owned 1.3% of the common stock outstanding as of May 31, 1999, no director or named executive officer beneficially owned more than 1% of the common stock of Thermo TerraTech outstanding as of such date; all directors and current executive officers as a group beneficially owned 3.89% of the common stock of Thermo TerraTech as of May 31, 1999.

(4) Shares of the common stock of Thermo Electron beneficially owned by Dr. Appleton, Mr. DeNichilo, Mr. Herkert, Mr. Holt and all directors and current executive officers as a group include 116,902, 9,750, 43,900, 283,950, and 898,300 shares, respectively, that such person or group has the right to acquire within 60 days of May 31, 1999, through the exercise of stock options. Shares beneficially owned by Dr. Appleton and all directors and current executive officers as a group include 1,615 and 4,112 shares, respectively, allocated through May 31, 1999, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan ("ESOP"), of which the trustees, who have investment power over its assets, are officers of Thermo Electron. No director or named executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of May 31, 1999; all directors and current executive officers as a group did not beneficially own more than 1% of the common stock of Thermo Electron outstanding as of such date.

(5) As of May 31, 1999, Thermo Electron beneficially owned approximately 95.8% of the outstanding Common Stock, primarily through its majority-owned subsidiary Thermo TerraTech. Thermo Electron's address is 81 Wyman Street, Waltham, Massachusetts 02454-9046. As of May 31, 1999,

     Thermo Electron had the power to elect all of the members of the Company's board of directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's directors and executive officers, and beneficial owners of more than 10% of the Common Stock, such as Thermo Electron and Thermo TerraTech, to file with the Securities and Exchange Commission initial reports of ownership and periodic reports of changes in ownership of the Company's securities. Based upon a review of such filings, all Section 16(a) filing requirements applicable to such persons were complied with during fiscal 1999, except in the following instances. Thermo Electron filed one Form 4 late reporting a total of two transactions associated with the grant of options to purchase Common Stock granted to employees under its stock option program. Also, Thermo Electron filed a Form 5 containing a total of nine transactions which should have previously been reported on a Form 4, consisting of nine transactions associated with the grant and lapse of options to purchase Common Stock granted to employees under its stock option program.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Thermo Electron has, from time to time, caused its subsidiaries to sell minority interests to investors, resulting in several majority-owned, private and publicly-held subsidiaries. The Company and such other majority-owned Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries."

         Thermo Electron and each of the Thermo Subsidiaries recognize that the benefits and support that derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries, including the Company, have adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (1) all of the companies and their stockholders are treated consistently and fairly, (2) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (3) each company has access to the combined resources and financial, managerial and technological strengths of the others, and (4) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

         To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt or other obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and the Thermo Subsidiaries.

         The Charter currently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participate. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement and tax allocation agreement (if any) in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. In addition, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

         As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services in fiscal 1999. The annual fee will remain at 0.8% of the Company's revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron. During fiscal 1999, Thermo Electron assessed the Company $646,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1999, the Company was billed an additional $61,000 by Thermo Electron for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

         The Company and Thermo TerraTech are parties to a Tax Allocation Agreement under which both the Company and Thermo TerraTech are included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo TerraTech and Thermo Electron together own at least 80% of the Company's outstanding Common Stock. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo TerraTech's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In fiscal 1999, the Company paid Thermo Electron $700,000 under the Tax Allocation Agreement.

         Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company, and its sister subsidiary, ThermoRetec Corporation, as well as their parent company, Thermo TerraTech Inc., would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of all three companies would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo TerraTech and ThermoRetec; the negotiation and execution of definitive merger agreements; the receipt of fairness opinions from investment banking firms that the transactions are fair to the Company's and subsidiaries' shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors;

and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

         From time to time the Company may transact business with other companies in the Thermo Group.

         The Company purchases products and services in the ordinary course of business from other companies affiliated with Thermo TerraTech. In fiscal 1999, the Company purchased a total of $425,000 of products and services from other companies affiliated with Thermo TerraTech.

         At April 3, 1999, the Company owed Thermo Electron and its other subsidiaries an aggregate of $94,000 for amounts due under the Services Agreement and related administrative charges, for other products and services, and for miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and other miscellaneous items. The largest amount of such net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since April 4, 1998 was $1,190,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

         As of April 3, 1999, approximately $15,015,000 of the Company's cash equivalents was invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. This agreement was terminated effective June 1, 1999 in connection with the adoption of a new domestic cash management agreement.

         Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

 STOCK HOLDING ASSISTANCE PLAN

         The human resources committee of the board of directors (the "Committee"), established a stock holding policy that requires the chief executive officer to acquire and hold a minimum number of shares of Common Stock. In order to assist the chief executive officer in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company may make interest-free loans to the chief executive officer, to enable him to purchase the Common Stock in the open market. The stock holding policy and the stock holding assistance plan were both subsequently amended to apply only to the chief executive officer. The loans are repayable upon the earlier of demand or the tenth anniversary of the date of the loan, unless otherwise determined by the Committee. No such loans are currently outstanding under the plan.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 on form 10-K/A to be signed by the undersigned, duly authorized.


                                       THE RANDERS KILLAM GROUP INC.


                                       By: /s/ SANDRA L. LAMBERT
                                           ------------------------------------
                                           Sandra L. Lambert
                                           Secretary

                                                                      APPENDIX G


                QUARTERLY REPORT ON FORM 10-Q OF RANDERS/KILLAM
                     FOR THE QUARTER ENDED JANUARY 1, 2000

                                                                    APPENDIX G


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

              ----------------------------------------------------

                                    FORM 10-Q

(mark one)

/X/ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended January 1, 2000

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-18095

                          THE RANDERS KILLAM GROUP INC.
             (Exact name of Registrant as specified in its charter)

Delaware                                                              38-2788025
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

27 Bleeker Street
Milburn, New Jersey                                                        07041
(Address of principal executive offices)                              (Zip Code)

       Registrant's telephone number, including area code: (781) 622-1000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes /X/ No / /

Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

              CLASS                            Outstanding at January 28,  2000
      ------------------------------           --------------------------------
      Common Stock, $.0001 par value                         25,437,717

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

                          THE RANDERS KILLAM GROUP INC.

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     Assets

                                                                                                         January 1,      April 3,
(In thousands)                                                                                                2000          1999
----------------------------------------------------------------------------------------------------- ------------- -------------

Current Assets:
 Cash and cash equivalents (includes $15,015 under repurchase agreement with
    related party in fiscal 1999)                                                                        $   2,084     $  15,921
 Advance to affiliate (Note 5)                                                                              19,030             -
 Accounts receivable, less allowances of $1,049 and $1,291                                                  11,309        12,677
 Unbilled contract costs and fees                                                                            7,842         9,942
 Prepaid and deferred tax asset                                                                              1,550         1,735
 Prepaid expenses                                                                                              242           433
                                                                                                         ---------     ---------

                                                                                                            42,057        40,708
                                                                                                         ---------     ---------
Property, Plant, and Equipment, at Cost                                                                     15,526        16,738
 Less:  Accumulated depreciation and amortization                                                            5,770         5,373
                                                                                                         ---------     ---------

                                                                                                             9,756        11,365
                                                                                                         ---------     ---------
Other Assets                                                                                                 1,930         1,966
                                                                                                         ---------     ---------

Cost in Excess of Net Assets of Acquired Companies (Note 4)                                                 31,195        44,106
                                                                                                         ---------     ---------

                                                                                                         $  84,938     $  98,145
                                                                                                         =========     =========

                          THE RANDERS KILLAM GROUP INC.

                                   (Unaudited)

                    Liabilities and Shareholders' Investment

                                                                                                         January 1,     April 3,
(In thousands except share amounts)                                                                           2000         1999
----------------------------------------------------------------------------------------------------- ------------- ------------

Current Liabilities:
 Current maturities of long-term obligations                                                             $      82     $   1,145
 Accounts payable                                                                                            3,617         4,784
 Accrued payroll and employee benefits                                                                       2,506         3,228
 Accrued income taxes                                                                                        1,953         2,364
 Accrued restructuring costs (Note 4)                                                                        2,484             -
 Other accrued expenses                                                                                      1,356           669
 Due to parent company and affiliated companies                                                                119            94
                                                                                                         ---------     ---------

                                                                                                            12,117        12,284
                                                                                                         ---------     ---------
Deferred Income Taxes                                                                                          997           997
                                                                                                         ---------     ---------

Other Deferred Items                                                                                         1,097         1,076
                                                                                                         ---------     ---------

Long-term Obligations                                                                                          694           774
                                                                                                         ---------     ---------

Shareholders' Investment:
 Common stock, $.0001 par value, 30,000,000 shares authorized; 25,437,719 and
    25,429,344 shares issued and outstanding                                                                     3             3
 Capital in excess of par value                                                                             79,395        79,379
 Retained earnings (accumulated deficit)                                                                    (9,365)        3,632
                                                                                                         ---------     ---------

                                                                                                            70,033        83,014
                                                                                                         ---------     ---------
                                                                                                         $  84,938     $  98,145
                                                                                                         =========     =========



The accompanying notes are an integral part of these consolidated financial statements.

                         THE RANDERS KILLAM GROUP INC.

                      Consolidated Statement of Operations
                                   (Unaudited)

                                                                                                         THREE MONTHS ENDED
                                                                                                        January 1,    January 2,
(In thousands except per share amounts)                                                                       2000          1999
----------------------------------------------------------------------------------------------------- ------------- -------------

Revenues                                                                                                 $  15,587     $  20,816
                                                                                                         ---------     ---------

Costs and Operating Expenses:

 Cost of revenues                                                                                           11,237        16,140
 Selling, general, and administrative expenses                                                               2,983         3,332
 Restructuring costs (Note 7)                                                                                2,214             -
                                                                                                         ---------     ---------

                                                                                                            16,434        19,472
                                                                                                         ---------     ---------
Operating Income (Loss)                                                                                       (847)        1,344

Interest Income                                                                                                253           177
Interest Expense                                                                                               (20)          (38)
                                                                                                         ---------     ---------

Income (Loss) Before Income Taxes                                                                             (614)        1,483
Income Tax (Provision) Benefit                                                                                 100          (710)
                                                                                                         ---------     ---------

Net Income (Loss)                                                                                        $    (514)    $     773
                                                                                                         =========     =========

Basic and Diluted Earnings (Loss) per Share (Note 2)                                                     $   (.02)     $     .03
                                                                                                         ========      =========

Basic and Diluted Weighted Average Shares (Note 2)                                                          25,436        25,429
                                                                                                         =========     =========



The accompanying notes are an integral part of these consolidated financial statements.

                         THE RANDERS KILLAM GROUP INC.

                      Consolidated Statement of Operations
                                   (Unaudited)

                                                                                                          NINE MONTHS ENDED
                                                                                                        January 1,    January 2,
(In thousands except per share amounts)                                                                       2000          1999
----------------------------------------------------------------------------------------------------- ------------- -------------

Revenues                                                                                                $   52,209    $   61,887
                                                                                                        ----------    ----------

Costs and Operating Expenses:
 Cost of revenues                                                                                           38,417        47,483
 Selling, general, and administrative expenses                                                               9,172        10,211
 Restructuring costs (Notes 4 and 7)                                                                        17,939             -
                                                                                                        ----------    ----------

                                                                                                            65,528        57,694
                                                                                                        ----------    ----------
Operating Income (Loss)                                                                                    (13,319)        4,193

Interest Income                                                                                                708           461
Interest Expense                                                                                               (95)         (121)
                                                                                                        ----------    ----------

Income (Loss) Before Income Taxes                                                                          (12,706)        4,533
Income Tax Provision                                                                                           291         2,153
                                                                                                        ----------    ----------

Net Income (Loss)                                                                                       $  (12,997)   $    2,380
                                                                                                        ==========    ==========

Basic and Diluted Earnings (Loss) per Share (Note 2)                                                    $     (.51)   $      .09
                                                                                                        ==========    ==========

Weighted Average Shares (Note 2):
 Basic                                                                                                      25,432        25,429
                                                                                                        ==========    ==========

 Diluted                                                                                                    25,432        25,446
                                                                                                        ==========    ==========


The accompanying notes are an integral part of these consolidated financial statements.

                         THE RANDERS KILLAM GROUP INC.

                      Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                                                         NINE MONTHS ENDED
                                                                                                        January 1,    January 2,
(In thousands)                                                                                                2000          1999
----------------------------------------------------------------------------------------------------- ------------- -------------

Operating Activities:
 Net income (loss)                                                                                      $  (12,997)   $    2,380
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Noncash restructuring costs (Notes 4 and 7)                                                           15,213             -
      Depreciation and amortization                                                                          1,479         2,086
      Provision for losses on accounts receivable                                                               74           584
      Other noncash items                                                                                     (199)         (307)
      Changes in current accounts:
        Accounts receivable                                                                                  1,689          (627)
        Unbilled contract costs and fees                                                                     1,883           (60)
        Other current assets                                                                                   206           (91)
        Accounts payable                                                                                    (1,167)        2,365
        Other current liabilities                                                                            1,270           624
                                                                                                        ----------    ----------

          Net cash provided by operating activities                                                          7,451         6,954
                                                                                                        ----------    ----------

Investing Activities:
 Advances to affiliate, net (Note 5)                                                                       (19,030)            -
 Purchases of property, plant, and equipment                                                                  (925)         (873)
 Proceeds from sale of property, plant, and equipment                                                           14           121
 Other                                                                                                        (211)         (131)
                                                                                                        ----------    ----------

          Net cash used in investing activities                                                            (20,152)         (883)
                                                                                                        ----------    ----------

Financing Activities:
 Net proceeds from issuance of Company common stock                                                             16             -
 Repayment of note payable and long-term obligations                                                        (1,152)         (293)
                                                                                                        ----------    ----------

          Net cash used in financing activities                                                             (1,136)         (293)
                                                                                                        ----------    ----------

Increase (Decrease) in Cash and Cash Equivalents                                                           (13,837)        5,778
Cash and Cash Equivalents at Beginning of Period                                                            15,921         9,763
                                                                                                        ----------    ----------

Cash and Cash Equivalents at End of Period                                                              $    2,084    $   15,541
                                                                                                        ==========    ==========


The accompanying notes are an integral part of these consolidated financial statements.

                         THE RANDERS KILLAM GROUP INC.

                   Notes to Consolidated Financial Statements

1.     General

       The interim consolidated financial statements presented have been prepared by The Randers Killam Group Inc. (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at January 1, 2000, the results of operations for the three- and nine-month periods ended January 1, 2000, and January 2, 1999, and the cash flows for the nine-month periods ended January 1, 2000, and January 2, 1999. Certain prior period amounts have been reclassified to conform to the presentation in the current financial statements. Interim results are not necessarily indicative of results for a full year.

       The consolidated balance sheet presented as of April 3, 1999, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, filed with the Securities and Exchange Commission.

2.     Earnings (Loss) per Share

       Basic and diluted earnings (loss) per share were calculated as follows:

                                                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                             January 1,    January 2,    January 1,    January 2,
(In thousands except per share amounts)                                            2000          1999          2000         1999
-------------------------------------------------------------------------- ------------- ------------- ------------- ------------

BASIC
Net Income (Loss)                                                            $     (514)   $      773    $  (12,997)   $    2,380
                                                                             ----------    ----------    ----------    ----------

Weighted Average Shares                                                          25,436        25,429        25,432        25,429
                                                                             ----------    ----------    ----------    ----------

Basic Earnings (Loss) per Share                                              $     (.02)   $      .03    $    (.51)    $      .09
                                                                             ==========    ==========    =========     ==========

DILUTED

Net Income (Loss)                                                            $     (514)   $      773    $  (12,997)   $    2,380
                                                                             ----------    ----------    ----------    ----------

Weighted Average Shares                                                          25,436        25,429        25,432        25,429
Effect of Stock Options                                                               -             -             -            17
                                                                             ----------    ----------    ----------    ----------

Weighted Average Shares, as Adjusted                                             25,436        25,429        25,432        25,446
                                                                             ----------    ----------    ----------    ----------

Diluted Earnings (Loss) per Share                                            $     (.02)   $      .03    $    (.51)    $      .09
                                                                             ==========    ==========    =========     ==========


       The computation of diluted earnings (loss) per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 1, 2000, there were 1,256,000 of such options outstanding, with exercise prices ranging from $1.90 to $4.38 per share.

                         THE RANDERS KILLAM GROUP INC.

3.     Business Segment Information

                                                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                             January 1,    January 2,    January 1,    January 2,
(In thousands)                                                                     2000          1999          2000          1999
-------------------------------------------------------------------------- ------------- ------------- ------------- ------------

Revenues:
 Water and Wastewater Treatment                                              $   10,135    $   10,785    $   30,723    $   33,177
 Process Engineering and Construction                                             1,433         5,666         6,844        14,888
 Highway and Bridge Engineering                                                   1,995         2,889         8,598         9,374
 Infrastructure Engineering                                                       2,083         1,691         6,203         4,764
 Intersegment sales elimination                                                     (59)         (215)         (159)         (316)
                                                                             ----------    ----------    ----------    ----------

                                                                             $   15,587    $   20,816    $   52,209    $   61,887
                                                                             ==========    ==========    ==========    ==========

Income (Loss) Before Income Taxes:
 Water and Wastewater Treatment (a)                                          $    1,753    $    1,705    $    4,526    $    4,681
 Process Engineering and Construction (b)                                        (2,583)           99        (8,844)          578
 Highway and Bridge Engineering (c)                                                 (17)         (427)       (8,953)         (719)
 Infrastructure Engineering                                                         254           227           748           548
 Corporate (d)                                                                     (254)         (260)         (796)         (895)
                                                                             ----------    ----------    ----------    ----------

 Total operating income (loss)                                                     (847)        1,344       (13,319)        4,193
 Interest income, net                                                               233           139           613           340
                                                                             ----------    ----------    ----------    ----------

                                                                             $     (614)   $    1,483    $  (12,706)   $    4,533
                                                                             ==========    ==========    ==========    ==========

(a) Includes restructuring costs of $0.4 million in the first nine months of fiscal 2000.
(b) Includes restructuring costs of $2.2 million and $8.0 million in the third quarter of fiscal 2000 and the first nine months of fiscal 2000, respectively.
(c) Includes restructuring costs of $9.5 million in the first nine months of fiscal 2000.
(d)  Primarily general and administrative expenses.

       During the first nine months of fiscal 2000, the Company recorded restructuring costs in connection with the planned sale of three businesses (Note 4) and subsequent sale of the Randers division (Note 7). As a result, total assets decreased by $200,000 at the Water and Wastewater Treatment segment, $6,992,000 at the Process Engineering and Construction segment, and $8,021,000 at the Highway and Bridge Engineering segment. In January 2000, the Company sold substantially all of the assets, exclusive of certain real estate, of the Process Engineering and Construction segment (Note 7).

4.     Restructuring Costs

       During the first six months of fiscal 2000, the Company recorded restructuring costs of $15,725,000 in connection with the planned sale of three businesses. These businesses consist of the Randers division, which constitutes the Company's Process Engineering and Construction segment; BAC Killam Inc., which represents the Company's Highway and Bridge Engineering segment; and E3-Killam Inc., which represents a small component of the Water and Wastewater Treatment segment. At the time the decision was made, the businesses to be sold were considered outside the future focus of the Company either because of low growth prospects, marginal profitability, or the need to invest significant capital to achieve desired returns. These costs primarily include a write-off of $12,239,000 of cost in excess of net assets of acquired companies and a write-down of $760,000 of property and equipment to reduce the carrying value of the businesses proposed to be sold to the estimated proceeds from their sale, $2,562,000 of ongoing lease costs for facilities that have been or will be exited in connection with the planned sale of

                         THE RANDERS KILLAM GROUP INC.

these businesses, and $164,000 of severance costs for nine employees across all functions, all of whom were terminated as of January 1, 2000. During the third quarter of fiscal 2000, the Company recorded additional restructuring costs of $2,214,000 related to the sale of the Randers division (Note 7). The charges were noncash charges except for severance and ongoing lease costs. During the first nine months of fiscal 2000, the Company expended $103,000 of the established reserve for severance and $139,000 for lease payments. As of January 1, 2000, the remaining obligation for the restructuring actions totaled $2,484,000, which represents ongoing lease costs and severance. The Company expects to pay such costs through 2005, the expiration of the lease periods. The Company expects to incur additional restructuring costs of approximately $400,000, primarily for employee retention bonuses during the remainder of fiscal 2000. The bonuses are payable upon the sale of the businesses described above. Unaudited revenues and operating losses before restructuring costs of these business units aggregated $16,415,000 and $216,000, respectively, in the first nine months of fiscal 2000. Revenues and operating losses aggregated $31,655,000 and $478,000, respectively, in fiscal 1999. As a result of the restructuring actions, depreciation has been discontinued on the facilities to be sold, amortization has been discontinued on the cost in excess of net assets of acquired companies which was written off, and rent expense is no longer recorded on facilities that have been abandoned. The absence of these costs reduced the Company's pretax operating loss by approximately $270,000 and $764,000 in the third quarter of fiscal 2000 and the first nine months of fiscal 2000, respectively.

5.     Cash Management Arrangement

       Effective June 1, 1999, the Company and Thermo Electron Corporation commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.

6.     Proposed Merger

       On October 19, 1999, the Company entered into a definitive agreement and plan of merger with Thermo Electron pursuant to which Thermo Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo TerraTech Inc. and Thermo Electron in exchange for $4.50 in cash per share, without interest. The merger had been originally announced as a stock for stock transaction pursuant to which shareholders of the Company would have received stock of Thermo Electron in exchange for their shares of the Company. Following the merger, the Company's common stock would cease to be publicly traded. The Board of Directors of the Company approved the merger agreement based on a recommendation by a special committee of the Board of Directors, consisting of an independent director of the Company. The completion of this merger is subject to certain conditions, including shareholder approval of the merger agreement and the completion of review by the Securities and Exchange Commission of certain required filings. Thermo Electron and Thermo TerraTech intend to vote all of their shares of common stock of the Company in favor of approval of the merger agreement and, therefore, approval of the merger agreement is assured. This merger is expected to be completed in the fourth quarter of fiscal 2000.

                         THE RANDERS KILLAM GROUP INC.

7.     Subsequent Events

SALE OF THE RANDERS DIVISION

       On January 28, 2000, the Company sold substantially all of the assets and liabilities of the Randers division, exclusive of certain real estate, to a new corporation formed by a former vice president and director of the Company. The aggregate sales price is $538,000, which consists of a promissory note secured by certain real estate, payable in monthly installments with a final maturity in 2003 and bearing interest at 8.0%. The Company incurred a $2,214,000 loss on the sale, which has been included in restructuring costs in the accompanying statement of operations for the third quarter of fiscal 2000.

PROPOSED SALE OF THE COMPANY

       On January 31, 2000, Thermo Electron announced that it plans to sell all of the Thermo TerraTech businesses, including the Company. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Forward-looking Statements" in Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1999, filed with the Securities and Exchange Commission.

OVERVIEW

       The Company's businesses provide comprehensive engineering and outsourcing services and operate in four segments: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's clients include municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients.

       In May 1997, Thermo TerraTech Inc. purchased a controlling interest in The Randers Group Incorporated (Randers), a provider of design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Subsequently, Thermo TerraTech entered into a definitive agreement to transfer its wholly owned engineering and consulting businesses (known as The Killam Group) to Randers in exchange for additional shares of Randers' common stock. As a result of these transactions, as approved at the January 1999 Special Meeting of the Company's Shareholders, the Killam Group was deemed to be the "accounting acquiror," and historical results for Randers have been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, and to reflect the combined results of The Killam Group and Randers (collectively, the Company) from May 12, 1997, the date on which Thermo TerraTech became the majority-owner of Randers.

       The Randers division, comprised of Randers Engineering, Inc.; Redco Incorporated; Viridian Technology Incorporated; and Randers Group Property Corporation, represents the Company's Process Engineering and Construction segment. The Company's Killam Associates, Inc.; Duncan, Lagnese and Associates, Incorporated;

                         THE RANDERS KILLAM GROUP INC.

Killam Management and Operational Services, Inc.; and E3-Killam, Inc. subsidiaries represent the Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's BAC Killam Inc. subsidiary represents the Company's Highway and Bridge Engineering segment and provides both private and public sector clients with a broad range of consulting services that address transportation planning and design. The Company's CarlanKillam Consulting Group, Inc. subsidiary provides transportation and environmental consulting, professional engineering, and architectural services, and represents the Company's Infrastructure Engineering segment.

       In May 1999, the Company announced the planned sale of three businesses, the Randers division, which represents the Company's Process Engineering and Construction segment; BAC Killam, which represents the Company's Highway and Bridge Engineering segment; and E3-Killam, which represents a small component of the Company's Water and Wastewater Treatment segment (Note 4). At the time the decision was made, the businesses to be sold were considered outside the future focus of the Company either because of low growth prospects, marginal profitability, or the need to invest significant capital to achieve desired returns. In January 2000, the Company sold the Randers division (Note 7).

RESULTS OF OPERATIONS

THIRD QUARTER FISCAL 2000 COMPARED WITH THIRD QUARTER FISCAL 1999

       Revenues decreased to $15.6 million in the third quarter of fiscal 2000 from $20.8 million in the third quarter of fiscal 1999, primarily due to a decrease in contract revenue in the Process Engineering and Construction segment, due in part to a recession in the chemical industry and the announced sale of this business (Note 4). To a lesser extent, revenues decreased in the Highway and Bridge Engineering segment primarily due to the announced sale of this business. These decreases in revenues were offset in part by an increase in revenues in the Infrastructure Engineering segment due to an increase in demand.

       The gross profit margin increased to 28% in the third quarter of fiscal 2000 from 22% in the third quarter of fiscal 1999, primarily due to lower overhead costs as a result of cost reduction efforts in the Highway and Bridge Engineering and the Water and Wastewater Treatment segments. To a lesser extent, the gross profit margin increased due to a reduction in depreciation, amortization, and rent expense at the businesses being sold, as a result of the restructuring actions discussed in Note 4, an increase in revenues and greater utilization of personnel in the Infrastructure Engineering segment, and a decrease in lower-margin revenues in the Process Engineering and Construction segment.

       Selling, general, and administrative expenses as a percentage of revenues increased to 19% in the third quarter of fiscal 2000 from 16% in the third quarter of fiscal 1999, primarily due to a decrease in revenues. This increase was offset in part by a reduction in depreciation, amortization, and rent expense at the businesses being sold, as a result of the restructuring actions, which decreased selling, general, and administrative expenses by $0.1 million in the third quarter of fiscal 2000.

       During the third quarter of fiscal 2000, the Company recorded restructuring costs of $2.2 million, in connection with the sale of the Randers division (Note 7).

       Interest income increased to $0.3 million in the third quarter of fiscal 2000 from $0.2 million in the third quarter of fiscal 1999, primarily due to higher average invested balances.

                         THE RANDERS KILLAM GROUP INC.

       The Company recorded a tax benefit of $0.1 million in the third quarter of fiscal 2000 on pretax losses of $0.6 million. The effective tax rate was lower than the statutory federal income tax rate, principally due to nondeductible amortization of cost in excess of net assets of acquired companies. The Company recorded a tax provision of $0.7 million in the third quarter of fiscal 1999 on pretax income of $1.5 million, resulting in an effective tax rate of 48%. The effective tax rate exceeded the statutory federal income tax rate, primarily due to the effect of nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

FIRST NINE MONTHS FISCAL 2000 COMPARED WITH FIRST NINE MONTHS FISCAL 1999

       Revenues decreased to $52.2 million in the first nine months of fiscal 2000 from $61.9 million in the first nine months of fiscal 1999, primarily due to the reasons discussed in the results of operations for the third quarter, as well as a decrease in revenues in the Water and Wastewater Treatment segment.

       The gross profit margin increased to 26% in the first nine months of fiscal 2000 from 23% in the first nine months of fiscal 1999, primarily due to the reasons discussed in the results of operations for the third quarter.

       Selling, general, and administrative expenses as a percentage of revenues increased to 18% in the first nine months of fiscal 2000 from 16% in the first nine months of fiscal 1999, primarily due to a decrease in revenues. Selling, general, and administrative costs decreased to $9.2 million in fiscal 2000 from $10.2 million in fiscal 1999, primarily due to cost reduction efforts and a reduction in depreciation, amortization, and rent expenses at the businesses being sold that totaled $0.3 million, as a result of the restructuring actions discussed in Note 4.

       During the first nine months of fiscal 2000, the Company recorded restructuring costs of $17.9 million in connection with the planned sale of three businesses (Notes 4 and 7). The Company expects to incur additional restructuring costs of approximately $0.4 million, primarily for employee retention bonuses during the remainder of fiscal 2000.

       Interest income increased to $0.7 million in the first nine months of fiscal 2000 from $0.5 million in the first nine months of fiscal 1999, primarily due to higher average invested balances. Interest expense remained unchanged at $0.1 million in both periods.

       The Company recorded a tax provision of $0.3 million in the first nine months of fiscal 2000 on pretax losses of $12.7 million. The effective tax rate was lower than the statutory federal income tax rate, principally due to nondeductible charges, including the write-off of cost in excess of net assets of acquired companies of $12.2 million (Note 4). The Company recorded a tax provision of $2.2 million in the first nine months of fiscal 1999 on pretax income of $4.5 million, resulting in an effective tax rate of 47%. The effective tax rate was higher than the statutory federal income tax rate, primarily due to the effect of nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

       Consolidated working capital was $29.9 million at January 1, 2000, compared with $28.4 million at April 3, 1999. Included in working capital are cash and cash equivalents of $2.1 million at January 1, 2000, compared with $15.9 million at April 3, 1999. In addition, as of January 1, 2000, the Company had $19.0 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron Corporation (Note 5), which became effective June 1, 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. During the first nine months of fiscal 2000, $7.5 million of cash was provided by operating activities. During this period, $1.3 million of cash was provided by an increase in other current liabilities, primarily due to restructuring costs recorded during the first nine months of fiscal 2000, which were not paid as of January 1, 2000. The Company expects to pay such costs, principally for ongoing leases, through 2005, the

                         THE RANDERS KILLAM GROUP INC.

expiration of the lease periods. Cash of $1.9 million was provided by a decrease in unbilled contract costs and fees, primarily due to the timing of billings. A decrease in accounts receivable provided $1.7 million in cash, primarily due to the timing of customer payments. The days sales outstanding in unbilled contract costs and fees and in accounts receivable at January 1, 2000, were 46 and 63 days, respectively, compared with 67 and 59 days, respectively, at April 3, 1999.

       Excluding advance to affiliate activity (Note 5), the Company's primary investing activities in the first nine months of fiscal 2000 consisted of capital additions of $0.9 million. The Company expects to expend approximately $0.4 million for capital additions during the remainder of fiscal 2000.

       In the first nine months of fiscal 2000, the Company's financing activities used $1.2 million of cash for the repayment of long-term obligations.

       On January 28, 2000, the Company sold substantially all of the assets and liabilities of the Randers division (Note 7).

       The Company generally expects to have positive cash flow from its existing operations. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

YEAR 2000

       As of the date of this report, the Company has completed its year 2000 initiatives which included: (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iii) developing contingency plans.

       As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.

       While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The Company's exposure to market risk from changes in interest rates has not changed materially from its exposure at fiscal year-end 1999.

                         THE RANDERS KILLAM GROUP INC.

PART II - OTHER INFORMATION

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

(a)    Exhibits

       See Exhibit Index on the page immediately preceding exhibits.

(b)    Reports on Form 8-K

       On October 21, 1999, the Company filed a Current Report on Form 8-K, dated October 19, 1999, with respect to the execution of an Agreement and Plan of Merger.

                         THE RANDERS KILLAM GROUP INC.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 11th day of February 2000.

                                                 THE RANDERS KILLAM GROUP INC.

                                                 /s/ Paul F. Kelleher
                                                 --------------------
                                                 Paul F. Kelleher
                                                 Chief Accounting Officer

                                                 /s/ Theo Melas-Kyriazi
                                                 ----------------------
                                                 Theo Melas-Kyriazi
                                                 Chief Financial Officer

                         THE RANDERS KILLAM GROUP INC.

                                  EXHIBIT INDEX

Exhibit
Number            Description of Exhibit
--------------------------------------------------------------------------------
    27            Financial Data Schedule.

                                                                      APPENDIX H


                  CURRENT REPORT ON FORM 8-K OF RANDERS/KILLAM
                     REGARDING SALE OF THE RANDERS DIVISION

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

              ----------------------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                 Date of Report
                       (Date of earliest event reported):

                                January 28, 2000

              ----------------------------------------------------

                          THE RANDERS KILLAM GROUP INC.
             (Exact name of Registrant as specified in its charter)

Delaware                                0-18095                       38-2788025
(State or other jurisdiction of       (Commission               (I.R.S. Employer
incorporation or organization)        File Number)        Identification Number)


27 Bleeker Street
Milburn, New Jersey                                                        07041
(Address of principal executive offices)                              (Zip Code)

        Registrant's telephone number including area code: (781) 622-1000

                                                                      FORM 8-K




                          THE RANDERS KILLAM GROUP INC.


Item 2.    DISPOSITION OF ASSETS

       On January 28, 2000, The Randers Killam Group Inc. (the "Company") sold substantially all of the assets and liabilities of its Randers division, exclusive of certain real estate and certain ongoing litigation, to RGI Muskegon, Inc. The purchaser is a newly formed Michigan corporation that is owned and managed by the former management team of the Randers division, which includes Thomas Eurich, a Vice President and a Director of the Company until the closing of the transaction. The Randers division provides engineering and construction services and constituted the Company's Process Engineering and Construction segment.

       The purchase price for the assets of the Randers Division consisted of a promissory note in the principal amount of $538,000 bearing interest at the rate of 8.0% per annum and payable in 36 equal monthly installments of principal and interest commencing March 1, 2000. The assets sold include all of the Randers division's operating assets, active contracts and projects, and the real property located at 570 Seminole Road in Muskegon, Michigan. The liabilities assumed by the purchaser include all balance sheet liabilities, all lease obligations, and all liabilities and obligations under the active contracts and projects. Title to the real estate will be transferred to the purchaser as soon as practicable after the closing. Upon delivery of the deed by the Company, the purchaser will deliver to the Company a second mortgage on the real estate to secure the promissory note.

       The purchase price of the assets was determined by the parties in arms-length negotiations. In agreeing to the purchase price, the Company considered the additional costs that would be incurred by the Company if the Randers division were shut down instead of sold.

       The Company incurred a loss on the sale of approximately $2.2 million, which was included in restructuring costs for the third quarter ended January 1, 2000.

                                                                       FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

Item 7. FINANCIAL STATEMENTS, PRO FORMA CONDENSED FINANCIAL INFORMATION AND EXHIBITS

(a)    Financial Statements

       Not applicable.

(b)    Pro Forma Condensed Financial Statements

       The following unaudited pro forma condensed statements of operations set forth the results of operations for the fiscal year ended April 3, 1999, and the nine months ended January 1, 2000, as if the disposition by the Company of the Randers division had occurred at the beginning of fiscal 1999. The unaudited pro forma condensed balance sheet sets forth the financial position as of January 1, 2000, as if the disposition had occurred as of that date.

       The pro forma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the sale of the Randers division been consummated at the beginning of fiscal 1999. These statements should be read in conjunction with the accompanying notes herein and the historical consolidated financial statements and related notes of the Company included in its Annual Report on Form 10-K, as amended, for the fiscal year ended April 3, 1999, and Quarterly Report on Form 10-Q for the nine months ended January 1, 2000.

                                                                       FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

                   PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         FISCAL YEAR ENDED APRIL 3, 1999
                                   (UNAUDITED)




                                                                                        Less:
                                                                 The Randers          Randers        Pro Forma
                                                                Killam Group         Division       Adjustments        Pro Forma
                                                                ------------        ---------       -----------        ---------
                                                                           (In thousands except per share amounts)


  Revenues                                                         $  80,773        $  18,342         $       -        $  62,431
                                                                   ---------        ---------         ---------        ---------

  Costs and Operating Expenses:
   Cost of revenues                                                   61,754           15,558                 -           46,196
   Selling, general, and administrative expenses                      13,816            2,201                 -           11,615
                                                                   ---------        ---------         ---------        ---------

                                                                      75,570           17,759                 -           57,811
                                                                   ---------        ---------         ---------        ---------

  Operating Income                                                     5,203              583                 -            4,620

  Interest Income                                                        652                9                43              686
  Interest Expense                                                      (155)             (77)                -              (78)
                                                                   ---------        ---------         ---------        ---------

  Income Before Income Tax Provision                                   5,700              515                43            5,228
  Income Tax Provision                                                 2,732              225                15            2,522
                                                                   ---------        ---------         ---------        ---------

  Net Income                                                       $   2,968        $     290         $      28        $   2,706
                                                                   =========        =========         =========        =========

  Basic and Diluted Earnings per Share                             $     .12                                           $     .11
                                                                   =========                                           =========

  Weighted Average Shares:
   Basic                                                              25,429                                              25,429
                                                                   =========                                           =========

   Diluted                                                            25,452                                              25,452
                                                                   =========                                           =========





                                                                        FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

                   PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED JANUARY 1, 2000
                                   (UNAUDITED)



                                                                                        Less:
                                                                 The Randers          Randers        Pro Forma
                                                                Killam Group         Division       Adjustments        Pro Forma
                                                                ------------        ---------      ------------        ---------
                                                                           (In thousands except per share amounts)



  Revenues                                                         $  52,209        $   6,844         $       -        $  45,365
                                                                   ---------        ---------         ---------        ---------

  Costs and Operating Expenses:
   Cost of revenues                                                   38,417            6,468                 -           31,949
   Selling, general, and administrative expenses                       9,172            1,284                 -            7,888
   Restructuring costs                                                17,939            5,777                 -           12,162
                                                                   ---------        ---------         ---------        ---------

                                                                      65,528           13,529                 -           51,999
                                                                   ---------        ---------         ---------        ---------

  Operating Loss                                                     (13,319)          (6,685)                -           (6,634)

  Interest Income                                                        708                2                32              738
  Interest Expense                                                       (95)             (50)                -              (45)
                                                                   ---------        ---------         ---------        ---------

  Loss Before Income Tax Provision                                   (12,706)          (6,733)               32           (5,941)
  Income Tax Provision                                                   291             (750)               11            1,052
                                                                   ---------        ---------         ---------        ---------

  Net Loss                                                         $ (12,997)       $  (5,983)        $      21        $  (6,993)
                                                                   =========        =========         =========        =========

  Basic and Diluted Loss per Share                                 $    (.51)                                          $    (.27)
                                                                   =========                                           =========

  Basic and Diluted Weighted Average Shares                           25,432                                              25,432
                                                                   =========                                           =========




                                                                       FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

                        PRO FORMA CONDENSED BALANCE SHEET
                              AS OF JANUARY 1, 2000
                                   (UNAUDITED)



                                                                                                          Less:
                                                                                  The Randers           Randers
                                                                                 Killam Group          Division        Pro Forma
                                                                                 ------------         ----------       ---------
                                                                                                (In thousands)

  ASSETS
  Current Assets:
   Cash and cash equivalents                                                        $   2,084         $   1,180        $     904
   Advance to affiliate                                                                19,030                 -           19,030
   Accounts receivable, net                                                            11,309             1,283           10,026
   Unbilled contract costs and fees                                                     7,842               378            7,464
   Prepaid taxes and deferred tax asset                                                 1,550                 -            1,550
   Prepaid expenses                                                                       242                 -              242
                                                                                    ---------         ---------        ---------

                                                                                       42,057             2,841           39,216
                                                                                    ---------         ---------        ---------

  Property, Plant, and Equipment, at Cost, Net                                          9,756                 -            9,756
                                                                                    ---------         ---------        ---------

  Other Assets                                                                          1,930                 -            1,930
                                                                                    ---------         ---------        ---------

  Cost in Excess of Net Assets of Acquired Companies                                   31,195                 -           31,195
                                                                                    ---------         ---------        ---------

                                                                                    $  84,938         $   2,841        $  82,097
                                                                                    =========         =========        =========


                                                                       FORM 8-K

                             THE RANDERS GROUP INC.

                  PRO FORMA CONDENSED BALANCE SHEET (CONTINUED)
                              AS OF JANUARY 1, 2000
                                   (UNAUDITED)




                                                                                                          Less:
                                                                                  The Randers           Randers
                                                                                 Killam Group          Division        Pro Forma
                                                                                 ------------         ---------        ---------
                                                                                                (In thousands)


  LIABILITIES AND SHAREHOLDERS' INVESTMENT

  Current Liabilities:
   Current maturities of long-term obligations                                      $      82         $       -        $      82
   Accounts payable                                                                     3,617               650            2,967
   Accrued payroll and employee benefits                                                2,506               168            2,338
   Accrued income taxes                                                                 1,953                 -            1,953
   Accrued restructuring costs                                                          2,484               986            1,498
   Other accrued expenses                                                               1,356             1,037              319
   Due to parent company and affiliated companies                                         119                 -              119
                                                                                    ---------         ---------        ---------

                                                                                       12,117             2,841            9,276
                                                                                    ---------         ---------        ---------

  Deferred Income Taxes                                                                   997                 -              997
                                                                                    ---------         ---------        ---------

  Other Deferred Items                                                                  1,097                 -            1,097
                                                                                    ---------         ---------        ---------

  Long-term Obligations                                                                   694                 -              694
                                                                                    ---------         ---------        ---------

  Shareholders' Investment:
   Common stock                                                                             3                 -                3
   Capital in excess of par value                                                      79,395                 -           79,395
   Accumulated deficit                                                                 (9,365)                -           (9,365)
                                                                                    ---------         ---------        ---------

                                                                                       70,033                 -           70,033
                                                                                    ---------         ---------        ---------

                                                                                    $  84,938         $   2,841        $  82,097
                                                                                    =========         =========        =========


                                                                       FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

                NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - PRO FORMA ADJUSTMENTS TO PRO FORMA CONDENSED STATEMENTS OF OPERATIONS (In thousands)



                                                                                      Fiscal Year Ended         Nine Months Ended
                                                                                          April 3, 1999           January 1, 2000
                                                                                      -----------------         -----------------
                                                                                                    Debit (Credit)

INTEREST INCOME
Increase in interest income earned on the $538,000 note
 receivable issued to the Company by the acquirer at an interest
 rate of 8%                                                                                       $ 43                       $ 32
                                                                                                  ----                       ----

INCOME TAX PROVISION
Increase in the income tax provision as a result of an increase in interest income calculated at the federal income tax rate of
 34%                                                                                              $ 15                       $ 11
                                                                                                  ----                       ----



NOTE 2 - PRO FORMA ADJUSTMENTS TO PRO FORMA CONDENSED BALANCE SHEET

       The sales price of the Randers division consisted of a $538,000 promissory note issued to the Company secured by certain real estate. In addition, the acquirer assumed $776,000 of mortgage debt. Due to the fact that the Company received no consideration at the time of sale, the sale of the real estate is being accounted for under the deposit method. Under the deposit method, the Company did not record the note receivable and continues to report the property that was sold as well as the existing mortgage debt in the accompanying pro forma condensed balance sheet. Cash received from the acquirer will be reported as a deposit on the contract. As a result, there are no pro forma adjustments to the pro forma condensed balance sheet as of January 1, 2000.

                                                                       FORM 8-K

                          THE RANDERS KILLAM GROUP INC.

Item 7. FINANCIAL STATEMENTS, PRO FORMA CONDENSED FINANCIAL INFORMATION AND EXHIBITS (continued)

(c)    Exhibits

       2.1 Asset Purchase Agreement by and among RGI Muskegon, Inc. (as Buyer), Randers Engineering, Inc., Redeco, Inc., Viridian Technology, Inc., and Randers Group Property Corporation (as Sellers), and The Randers Killam Group Inc. (as Sellers' Parent) dated January 28, 2000. Exhibits to the Agreement have been omitted from the copy of the Agreement filed herewith. Copies of such exhibits will be furnished supplementally to the Commission upon request to the Company.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 11th day of February 2000.

                                             THE RANDERS KILLAM GROUP INC.



                                             By: /s/ Paul F. Kelleher
                                             -----------------------------
                                             Paul F. Kelleher
                                             Chief Accounting Officer